As filed with the Securities and Exchange Commission on December ___, 2012	Registration No. 333-_________

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Heat Biologics, Inc.

(Exact name of Registrant as specified in its charter)

Delaware

(State or other jurisdiction of

incorporation or organization)

541700

(Primary Standard Industrial

 Classification Code Number)

26-2844103

(I.R.S. Employer

 Identification Number)

100 Europa Drive

Chapel Hill, North Carolina 27517

(919) 240-7133

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Jeffrey Wolf

Chief Executive Officer and Chairman of the Board of Directors

Heat Biologics, Inc.

100 Europa Drive

Chapel Hill, North Carolina 27517

(919) 240-7133

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Hank Gracin, Esq.

Leslie Marlow, Esq.

Gracin & Marlow, LLP

The Chrysler Building

405 Lexington Avenue, 26th Floor

New York, New York 10174

(212) 907-6457

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 424, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☑
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered	Proposed Maximum Offering Price Per Security (1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(2))
Common stock, par value $.0001 per share	3,450,000	$	$	$
Warrants (3)	172,500	$	$	$
Total	3,622,500		$	$

————————

(1)

Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price, including the offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

(2)

Calculated under Section 6(b) of the Securities Act of 1933 as .00013640 of the aggregate offering price.

(3)

We have agreed to issue warrants exercisable within four years after the effective date of this registration statement representing 5% of the shares issued in the offering (the “Underwriter Warrants”) to [_________] for nominal consideration.  Resales of the Underwriter Warrants on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, are registered hereby.  Resales of shares of Common Stock issuable upon exercise of the Underwriter Warrants are also being similarly registered on a delayed or continuous basis hereby.  See “Underwriting.”

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the United States Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS DECLARED EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED DECEMBER ___, 2012

PRELIMINARY PROSPECTUS

HEAT BIOLOGICS, INC.

3,000,000

SHARES OF COMMON STOCK

This is our initial public offering. We are offering 3,000,000 shares of our Common Stock, $.0001 par value per share.  We expect the public offering price to be between $___ and $___ per share.

Prior to this offering there has been no public market for our securities. We intend to list our Common Stock on The NASDAQ Capital Market (“NASDAQ”) under the symbol “HEAL”. Our NASDAQ listing, however, is not guaranteed. The listing of our Common Stock on the NASDAQ is a condition to the offering.

The shares offered hereby are highly speculative and involve a high degree of risk and substantial dilution. An investment in these securities should be made only by investors who can afford a loss of their entire investment. You should consider carefully the “Risk Factors” beginning on page 7 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved these securities or determined that this prospectus is accurate or complete.  Any representation to the contrary is a criminal offense.

We are an “emerging growth company” within the meaning of the recently enacted Jumpstart Our Business Startups Act and will be subject to reduced public company reporting requirements.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to Issuer (before expenses)	$	$

———————

(1)

The amount does not include a non-accountable expense allowance in the amount of 1% of the offering proceeds or $___ exclusive of the over-allotments option. In addition, we have agreed to indemnify the underwriters against certain liabilities under the Securities Act of 1933, as amended.   See “Underwriting” for a complete description of the foregoing and certain other arrangements between us and the underwriters.

It is expected that delivery of Common Stock against payment will be made on or about ____________.  We have granted the underwriters a 45–day option to purchase up to 450,000 additional shares solely to cover over-allotments, if any.

The date of this prospectus is _________________, 2012

Heat Biologics *ImPACT* TECHNOLOGY

Heat Biologics' proprietary Immune Pan Antigen Cytotoxic Therapy (*ImPACT*) reprograms live "allogeneic" cancer cells to continually secrete their own antigens bound to a natural adjuvant called gp96 to generate a powerful and long-lasting immune response against a variety of tumors.

How *ImPACT* Technology Works

Live allogeneic tumor cells are genetically modified to continually "pump-out" their own cancer antigens bound to gp96, a natural adjuvant. These live *ImPACT* tumor cells are injected into the patient to stimulate a powerful immune response against the targeted cancer.

Genetically-modified tumor cell
ImPACT/gp96
Tumor protein
ER
Nucleus
Killer T cell
gp96 floats freely around the cytoplasm.

Vaccine injection
Killer T cells
ImPACT engineered tumor cells
Some killer T cells become long-living memory cells used to fight metastatic and recurrent cancers.

1. Heat Biologics creates **genetically modified tumor cell lines** that continually secrete their own mutated antigens bound to gp96.
2. The **immune system recognizes the mutated antigens** secreted by the injected tumor cells.
3. The gp96 acts as an adjuvant, **supercharging the patient's immune system** against the *ImPACT* secreted antigens.
4. Secreted proteins **activate killer T cells** to destroy any mutated tumor proteins that it carried out of the tumor cell.
5. The killer T cells then **seek out and destroy** the patient's live tumor cells.

What is gp96?

gp96 is a "heat shock" protein resident in all human cells. It assists these cells in folding proteins they produce. gp96 is tethered to the cell and is normally only released during "necrosis", or unnatural cell death.

Inside a human cell
Protein
gp96

What is *ImPACT* Technology?

Heat Biologics severs the leash that binds gp96 to the cell, thus creating modified living cells that continually secrete gp96 bound to all of the other proteins produced by the cell.

These modified tumor cells are then mass-produced and irradiated to prevent them from replicating when injected into the patient.

ImPACT Therapy Highlights

- Initiates a pan-antigen cytotoxic T-cell attack against the targeted cancer
- Generates a significant adjuvant response
- Targets a wide variety of cancers

ImPACT is an allogeneic, "off-the-shelf" cancer therapy. In contrast to other "autologous" cancer therapies, no invasive procedure to remove patient tumor or immune cells is required.

i

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our Common Stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our Common Stock. Except where the context requires otherwise, in this prospectus the “Company,” “Heat Biologics,” “Heat,” “we,” “us” and “our” refer to Heat Biologics, Inc., a Delaware corporation formed in June 2008, and, where appropriate, its subsidiaries, Heat Biologics I, Inc.,  Heat Biologics III, Inc., Heat Biologics IV, Inc. and Heat Biologics GmbH. In June 2012, we divested our 92.5% interest in Heat Biologics II, Inc.  The divestiture resulted in Heat Biologics II, Inc. being classified as discontinued operations in our consolidated financial statements for the years ended December 31, 2011 and 2012 and the nine months ended September 30, 2012 and 2011 reflect the operations of Heat Biologics II, Inc. as discontinued operations through June 25, 2012, the date of divestiture.

For investors outside the United States: Neither we nor any of the underwriters have taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of shares of Common Stock and the distribution of this prospectus outside of the United States.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus or incorporated herein by reference. This summary is not complete and does not contain all of the information that you should consider before deciding to invest in our securities. We urge you to read this entire prospectus and the information incorporated by reference herein carefully, including the “Risk Factors” section. Except where the context requires otherwise, in this prospectus the “Company,” “Heat Biologics,” “Heat,” “we,” “us” and “our” refer to Heat Biologics, Inc., a Delaware corporation, and, where appropriate, its subsidiaries, Heat Biologics I, Inc. Heat Biologics III, Inc., Heat Biologics IV, Inc. and Heat Biologics GmbH.

Heat Biologics

Overview

We are a clinical-stage biopharmaceutical company engaged in the development of novel allogeneic, “off-the-shelf” cellular therapeutic vaccines to combat a wide range of cancers and infectious diseases. Our proprietary ImPACT™ cancer therapy delivers live, genetically-modified, irradiated human cells which are “reprogrammed” to “pump out” a broad spectrum of cancer associated antigens together with a potent immune adjuvant called “gp96” to educate and activate a cancer patient’s immune system to recognize and kill cancerous cells. The secreted antigen-adjuvant complexes generate potent anti-cancer immune responses in patients by mobilizing and activating killer T cells that target multiple cancer antigens, thus harnessing a patient’s own immune system to fight cancer.  In a phase I clinical trial in non-small cell lung cancer patients (NSCLC), our “off-the-shelf” therapeutic vaccine candidate HS-110 generated potent anti-cancer immune responses in patients (including the mobilization and activation of killer T cells against multiple cancer antigens), was well tolerated and demonstrated preliminary indications of clinical efficacy.

As an “off-the-shelf” therapeutic vaccine, ImPACT uses a common master cell line to mass-produce a single vaccine product applicable to all patients for each particular cancer type, thus providing a traditional biopharmaceutical approach to deliver pan-antigen immunotherapy with logistical, manufacturing and cost of goods benefits compared to autologous patient-specific approaches.

We are in the process of initiating a Phase II clinical trial in non-small cell lung cancer (NSCLC) with our therapeutic vaccine candidate HS-110, which is derived from a genetically-modified human lung cancer cell line. The results of our recently completed Phase I clinical trial in lung cancer patients demonstrated that HS-110 was well tolerated with minimal to no indications of treatment-related toxicity with positive correlations between levels of observed immune responses and therapeutic efficacy. Specifically, the trial demonstrated a response rate of 73%1 and a median survival of 16.5 months for immune responders, versus a median survival of 4.5 months for immune non-responders. These findings were consistent with those of our multiple pre-clinical published studies.

We have also developed ImPACT therapeutic vaccines for bladder cancer, breast cancer and ovarian cancer. We plan to initiate a Phase I clinical trial for bladder cancer in early 2013 with HS-410, a genetically-modified bladder cancer cell line. To date, in excess of $13,000,000 of funding has been awarded by the National Institutes of Health (NIH) and through other research and clinical grants in order to fund development of our technology and these clinical programs, substantially all of which has been awarded to the primary inventor of the technology we license .

————————

1

Responders are defined as those patients exhibiting a twofold or greater increase in their CD8 cells after 6 weeks of therapy.

The table below summarizes our current product candidates and their stages of development:

Product Candidate	Indication	Phase of Development	Upcoming Milestone(s)
HS-110	Non-Small Cell Lung Cancer (NSCLC)	Completed Phase I	2013 - Initiate Phase II – Q1, 2013
HS-410	Bladder Cancer Adjuvant	Completing cGMP Manufacturing	2013 - Initiate Phase I/II
HS-310	Ovarian Cancer	Initiating cGMP Manufacturing	2014 - Phase I/II trials
HS-510	Triple Negative Breast Cancer (TNBC)	Cell line development underway	2014 - Phase I/II trials
HS-HIV	HIV	Primate Studies Underway	Complete primate studies, Q2, 2013

The NIH is also currently fully funding an advanced study of our HS-HIV product candidate in non-human primates with a therapeutic and prophylactic vaccine for the treatment and prevention of HIV utilizing our ImPACT approach.

ImPACT Therapy—Novel Pan-Antigen Immune Activation

Our ImPACT therapy is a novel technology platform designed to educate and stimulate the immune system to combat specific disease targets, such as cancer cells. ImPACT utilizes live, human-derived, genetically-modified attenuated cells that generate an array of cellular antigens complexed to a secreted critical immunostimulatory protein called “gp96”, a heat shock protein. The secreted antigen and adjuvant complex are designed to generate a potent immune response to cancer cells by mobilizing and activating a patient’s own killer T-cells to recognize and attack a broad array of different tumor antigens with the goal of eliminating cancer cells. In contrast to other vaccine technologies that target only one or two cancer antigens, ImPACT’s pan-antigen approach enables the patient to induce and maintain an immune response against a broad array of tumor-specific proteins, providing a much broader immune response and limiting cancer cells’ ability to evade the immune system. Clinical and pre-clinical results suggest that ImPACT generates potent anti-tumor immune responses capable of not only targeting and destroying tumors, but also maintaining cancer remission, even when re-challenged with new cancer cells. Our novel, off-the-shelf, live attenuated cell therapy can be used to not only combat a wide range of cancers, but also to treat various infectious diseases, such as hepatitis C, malaria and HIV.  NIH-funded non-human primate studies of ImPACT for HIV are currently ongoing.

Investment Highlights

We believe that the following are key investment attributes of our company:

•

Our ImPACT technology combines broad antigen targeting complexed with a potent immune adjuvant. ImPACT has already been shown to activate the immune system against a wide variety of antigens in order to treat a wide range of cancers and infectious diseases.

•

We are entering a Phase II clinical trial to treat non-small cell lung cancer (NSCLC) with our lead product, HS-110, based on encouraging safety and efficacy data generated in our Phase I trial. We expect to initiate Phase I/II clinical trials for bladder cancer with our second product candidate, HS-410, in early 2013.

•

The National Institutes of Health (NIH) and other organizations have supported our approach by providing significant funding for both the pre-clinical and our clinical studies, substantially all of which was provided to the inventor.

•

Our therapeutic vaccines are far easier and far less expensive to manufacture than autologous vaccines because we are not required to harvest blood and/or cancer cells from each patient in order to manufacture a course of treatment. This is highly advantageous because it can bring the logistics, manufacturing, cost and distribution of our therapeutic vaccines within the purview of traditional biopharmaceutical product channels and dramatically expand our pool of potential interested corporate partners.

•

Our technological approach does not rely on a predefined cancer antigen, but instead exploits the relationship between cytotoxic killer T-cells and cancer antigens native to each patient. As a result, our technology is antigen agnostic and can readily be adapted to incorporate new cancer types. Because of this, and the fact that our vaccine approach is allogeneic (“off-the-shelf”), we are able to rapidly develop new vaccines for different types of cancers and other diseases.

•

Our business model continues to be capital efficient as we continue to leverage academic and institutional resources to not only develop new products but also to move these products into and through clinical trials.

Our Strategy

Our strategy is to utilize our novel ImPACT technology platform to produce a pipeline of novel immunotherapies for the treatment of various cancers and infectious diseases and rapidly and efficiently progress these products through clinical trials towards regulatory approval. Our near term strategy and upcoming milestones include the following:

•

Initiate and complete Phase II clinical trials of our HS-110 drug against non-small cell lung cancer;

•

Initiate and complete Phase I/II clinical trials of our HS-410 drug as an adjuvant against the recurrence of bladder cancer;

•

Procure potential additional non-dilutive grants to fund development of ImPACT new indications;

•

Corporate partner our programs with large pharmaceutical and biotech companies for the further development and commercialization of ImPACT-based drugs that will treat cancer and infectious disease indications; and

•

Continue to expand our extensive patent portfolio.

Corporate Information

We were incorporated on June 10, 2008 under the laws of the State of Delaware under the name Heat Biologics, Inc.  Our executive offices are located at 100 Europa Drive, Chapel Hill, North Carolina 27517 and our telephone number is (919) 240-7133. Our website address is www.heatbio.com.  We use the name “Heat Biologics” and our logo as our trademark.  References to Heat Biologics also include references to our subsidiaries Heat Biologics I, Inc. (of which we own a 92.5% interest), Heat Biologics III, Inc., Heat Biologics IV, Inc. and Heat Biologics GmbH unless otherwise indicated. In June 2012, we divested our 92.5% interest in Heat Biologics II, Inc., which resulted in Heat Biologics II, Inc. being classified as discontinued operations in our consolidated financial statements for the years ended December 31, 2011 and 2010 and for the nine months ended September 30, 2012 and 2011and reflect the operations of Heat Biologics II, Inc as discontinued operations through June 25, 2012, the date of divestiture. On May 30, 2012, we formed two wholly-owned subsidiaries, Heat Biologics III, Inc. and Heat Biologics IV, Inc.  We assigned our proprietary rights related to the development and application of our ImPACT Therapy for the treatment of Non- Small Cell Lung Cancer to Heat Biologics III, Inc. and our proprietary rights related to the development and application of our ImPACT Therapy to the treatment of bladder cancer to Heat Biologics IV, Inc.

The Offering

Shares offered by us(1)	3,000,000 (3,450,000 if the over-allotment option is exercised)

Common stock outstanding before the offering as of November 30, 2012(2)	4,221,448

Common stock to be outstanding after the offering(1)(2)	7,221,448

Common stock to be outstanding after the offering assuming the underwriters exercise in full their option to purchase an additional 450,000 shares (2)	7,671,448

Proposed NASDAQ symbol	We intend to apply for listing of our Common Stock on the Nasdaq Capital Market under the symbol “HEAL”; however, no assurance can be given that such listing will be approved.

Use of Proceeds

Assuming an initial offering price of $___ per share, which is the midpoint of the offering price range set forth on the cover page of this Prospectus, we estimate that the net proceeds to us from the sale of our Common Stock in this offering will be $___ (or $___ if the underwriter’s exercise in full their option to purchase additional shares of Common Stock from us (after deducting estimated underwriting discounts and commissions and offering expenses). We intend to use the net proceeds from this offering to complete of our Phase II clinical trials for HS 110 against non-small lung cancer and the submission of related materials to the FDA; initiation and completion of Phase I clinical trials of HS-410 against bladder cancer; the development of our pipeline of preclinical programs; potential acquisitions of products and/or technology and working capital.  See “Use of Proceeds.”

Underwriter’s warrant

In connection with this offering, we have also agreed to issue to the underwriters, for $100, a warrant to purchase up to 150,000 shares of our Common Stock, or 5% of the shares offered by this Prospectus (not including shares sold, if any, pursuant to the over-allotment option). If the underwriter exercises the warrant, each share of our Common Stock may be purchased for $___ per share (which is 125% of the price per share of our Common Stock offered by this prospectus).

Lock up Agreements

Our directors and officers will enter into customary “lock-up” agreements in favor of the underwriters pursuant to which such persons and entities will agree, for a period of 180 days from the closing date of this offering, that they will be subject to a lock-up agreement prohibiting any sales, transfers or hedging transactions of any of our securities owned by them without the underwriter’s prior written consent.

Risk Factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” on page 7 of this Prospectus.

————————

(1)

Does not include shares issuable upon exercise of the Underwriter’s Warrants or shares contained in the over-allotment option.

(2)

Does not include 1,978,036 shares of Common Stock to be issued upon automatic conversion of the preferred stock upon completion of this Offering, 122,262 shares of Common Stock to be issued upon exercise of outstanding warrants and their underlying securities, 8,333 shares of restricted stock for which restrictions have not yet lapsed, 1,414,564 shares of Common Stock issuable upon the exercise of options, and $147,817 of principal and accrued interest on convertible debt that is convertible into Common Stock based on the initial offering price.

Summary of Financial Data

The following information is qualified by reference to, and should be read in conjunction with, the consolidated financial statements and the notes thereto and “Management’s Discussion and Analysis or Plan of Operation” contained elsewhere in this Prospectus. The Statement of Operations Data for the years ended December 31, 2011 and 2010 and the balance sheet data as of December 31, 2011 are derived from our consolidated financial statements, which have been audited and are included in this Prospectus. The unaudited consolidated Statements of Operations Data for the nine months ended September 30, 2012 and September 30, 2011 are derived from our unaudited financial statements included elsewhere in this Prospectus. Historical results are not necessarily indicative of future results.

Statement of Operations Data:

	For the Twelve Months Ended Ended December 31,		For the Nine Months September 30,
	2011	2010	2012	2011

Revenues	$187,787	$375,692	$3,110	$187,787
Total Operating Expenses	2,222,587	959,280	1,605,035	1,646,255
Loss from Operations Before Non- Operating Expenses	(2,034,800)	(583,588)	(1,601,925)	(1,458,468)
Non Operating Expenses	64,182	42,274	76,595	69,304
Loss from Discontinued Operations	(14,160)	(95,982)	(18,379)	(14,160)
Net loss	(2,113,142)	(721,844)	(1,696,899)	(1,541,932)
Loss per share - basic and diluted	$(0.50)	$(0.17)	$(0.40)	$(0.37)

Balance Sheet Data:

	As of September 30, 2012
	Actual	Pro Forma As Adjusted
Cash and Cash Equivalents	$131,324	$

Total Current Assets	196,766

Total Assets	273,680

Total Current Liabilities	538,989

Long Term Liabilities	602,074

Total Stockholders’ (Deficit) Equity	$(867,383)	$

	As of December 31, 2011
	Actual	Pro Forma As Adjusted
Cash and Cash Equivalents	$98,646	$

Total Current Assets	104,239

Total Assets	182,067

Total Current Liabilities	446,735

Long Term Liabilities	69,430

Total Stockholders’ (Deficit) Equity	$(334,098)	$

The table above sets forth selected balance sheet data as of September 30, 2012 unaudited and as of December 31, 2011 on:

•

an actual basis;

•

on a pro forma as adjusted basis to reflect the receipt of the net proceeds of $ from the sale of 3,000,000 shares of Common Stock in this Offering at an assumed initial public offering price of $ per share, the midpoint of the range on the front cover of this prospectus, after deducting the estimated underwriting discounts and commissions, the underwriter’s accountable expense allowance and estimated offering expenses payable by us. You should read the selected balance sheet data together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included in this prospectus.

RISK FACTORS

Investors should carefully consider the risks described below before deciding whether to invest in our securities. The risks described below are not the only ones we face. If any of the following risks actually occurs, our business, financial condition or results of operations could be adversely affected. In such case, the trading price of our Common Stock could decline and you could lose all or part of your investment. Our actual results could differ materially from those anticipated in the forward-looking statements made throughout this prospectus as a result of different factors, including the risks we face described below.

Risks Relating to our Company

We have had limited operations to date.

We are a start-up entity and have had limited operations to date.  As a start-up entity, we are subject to many of the risks common to such enterprises, including our ability to implement our business plan, market acceptance of our proposed business and products, under-capitalization, cash shortages, limitations with respect to personnel, financing and other resources, competition from better funded and experienced companies, and uncertainty of our ability to generate revenues. There is no assurance that our activities will be successful or will result in any revenues or profit, and the likelihood of our success must be considered in light of the stage of our development. Even if we generate revenue, there can be no assurance that we will be profitable.  In addition, no assurance can be given that we will be able to consummate our business strategy and plans, as described herein, or that financial, technological, market, or other limitations may force us to modify, alter, significantly delay, or significantly impede the implementation of such plans.  We have insufficient results for investors to use to identify historical trends or even to make quarter to quarter comparisons of our operating results.  You should consider our prospects in light of the risk, expenses and difficulties we will encounter as an early stage company.  Our revenue and income potential is unproven and our business model is continually evolving.  We are subject to the risks inherent to the operation of a new business enterprise, and cannot assure you that we will be able to successfully address these risks.

We have a limited operating history upon which to evaluate our ability to commercialize our products.

We are a development-stage company and our success is dependent upon our ability to commercialize our products and we have not demonstrated an ability to perform the functions necessary for the successful commercialization of any product candidates. The successful commercialization of any product candidates will require us to perform a variety of functions, including:

•

continuing to undertake pre-clinical development and clinical trials;

•

participating in regulatory approval processes;

•

formulating and manufacturing products; and

•

conducting sales and marketing activities.

Our operations have been limited to organizing and staffing the Company, acquiring, developing and securing our proprietary technology and undertaking pre-clinical and clinical trials of our product candidates. These operations provide a limited basis for you to assess our ability to commercialize our product candidates and the advisability of investing in our securities.

We currently have no product revenues and may not generate revenue at any time in the near future, if at all.

To date, we have generated no product revenues. Until, and unless, we receive approval from the U.S. Food and Drug Administration, or FDA, and other regulatory authorities for our product candidates, we cannot sell our vaccines and will not have product revenues. For the foreseeable future, we will have to fund all of our operations and capital expenditures from cash on hand, licensing fees and grants, and potentially, future offerings. At the conclusion of this Offering, we believe we have cash on hand to fund our Phase II clinical trial for Non- Small Cell Lung Cancer and our Phase I clinical trial for bladder cancer. However, changes may occur that would consume our available capital before that time, including changes in and progress of our development activities, acquisitions of additional candidates and changes in regulation.

We may continue to generate operating losses and experience negative cash flows and it is uncertain whether we will achieve profitability.

For the nine months ended September 30, 2012 and September 30, 2011 (unaudited), we incurred a net loss of ($1,696,899) and ($1,541,932) respectively. For the years ended December 31, 2011 and December 31, 2010, we incurred a net loss of ($2,113,142) and ($721,844) respectively.  We may continue to incur operating losses until such time, if ever, as we are able to achieve sufficient levels of revenue from operations.  Our ability to achieve profitability will depend on the market acceptance of our product offerings and our capacity to develop, introduce and sell our products to our targeted markets.  There can be no assurance that we will ever generate significant sales or achieve profitability.  Accordingly, the extent of future losses and the time required to achieve profitability, if ever, cannot be predicted at this point.

Even if we succeed in developing and commercializing one or more product candidates, we expect to incur substantial losses for the foreseeable future and may never become profitable. We also expect to continue to incur significant operating and capital expenditures and anticipate that our expenses will increase substantially in the foreseeable future as we:

•

continue to undertake pre-clinical development and clinical trials for product candidates;

•

seek regulatory approvals for product candidates;

•

implement additional internal systems and infrastructure; and

•

hire additional personnel.

We also expect to experience negative cash flow for the foreseeable future as we fund our operating losses and capital expenditures. As a result, we will need to generate significant revenues in order to achieve and maintain profitability. We may not be able to generate these revenues or achieve profitability in the future. Our failure to achieve or maintain profitability would likely negatively impact the value of our securities and could prevent us from continuing as a going concern.

Our auditors have expressed a going concern opinion.

We have incurred net losses since inception of approximately $5,237,295, negative cash flows from operations of $4,419,113 since inception and have a working capital deficiency of ($342,496) at December 31, 2011 and ($342,223) at September 30, 2012 (unaudited) and a stockholder’s deficit of ($334,098) at December 31, 2011 and ($867,383) at September 30, 2012 (unaudited).  Accordingly, the opinion of our independent auditors for the years ended December 31, 2011 and December 31, 2010 is qualified subject to uncertainty as to whether we will be able to continue as a going concern.  This may negatively impact our ability to obtain additional funding that we may require or to do so on terms attractive to us and may negatively impact the market price of our stock.

Our need for future financing may result in the issuance of additional securities which will cause investors to experience dilution.

Our cash requirements may vary from those now planned depending upon numerous factors, including the result of future research and development activities. We believe that the proceeds derived from the sale of the shares in this Offering will provide us with sufficient working capital to fund our Phase II clinical trial for Non-Small Cell Lung Cancer and our Phase I clinical trial for bladder cancer.  Thereafter, we expect to require additional funds in the future to conduct additional clinical trials even if the maximum amount is raised in this Offering.  There are no other commitments by any person for future financing other than an agreement  with a vendor which allows us to make up to $950,000 of payments for services rendered by such vendor  through the issuance of a convertible note and a loan from Square 1 Bank for an amount up to $5,000,000; however in order to continue to borrow under the loan  there are several conditions which must be met and there can be no assurance that we will meet such conditions or be able to borrow the entire $5,000,000.  Through November 30, 2012, we have drawn $142,106 under the vendor note and

$725,000 under our loan from Square 1 Bank. Our securities may be offered to other investors at a price lower than the price per share offered to the investors in the Offering, or upon terms which may be deemed more favorable than offered hereunder.  In addition, the issuance of securities in this Offering as well as any future financing using our securities may dilute an investor's equity ownership.  Moreover, we may issue derivative securities, including options and/or warrants, from time to time, to procure qualified personnel or for other business reasons.  The issuance of any such derivative securities, which is at the discretion of our Board of Directors, may further dilute the equity ownership of our stockholders, including the investors in this Offering.  No assurance can be given as to our ability to procure additional financing, if required, and on terms deemed favorable to us.  To the extent additional capital is required and cannot be raised successfully, we may then have to limit our then current operations and/or may have to curtail certain, if not all, of our business objectives and plans.

Until the Offering contemplated herein is consummated, we will not be able to obtain additional funding under our loan from Square 1 Bank.

The loan from Square 1 Bank, as amended, requires that we raise an additional $5,000,000 prior to December 15, 2012 and until such time as such money is raised, we will be in default under and are not able to borrow additional amounts under the loan. In addition, a default under the loan could result in the bank’s foreclosure of the assets secured by the loan.

If we do not have sufficient funds to pay the secured note when it becomes due or do not comply with the covenants in the loan documents, the note holder has the right, among other things, to foreclose upon our assets, which could force us to suspend all operations.

If we are unable to make timely monthly payments under our secured note when due, the note holder could declare the note in default and may seize the assets secured by the loan, which would result in our licenses reverting back to our licensor and force us to suspend all operations.  We currently do not have the funds necessary to pay the principal amount outstanding on the note or any of our other notes. If we do not commercialize a product by the due date of the note, we will be forced to find alternative sources to repay the note.

Risks Relating to our Business

If we do not obtain the necessary U.S. or worldwide regulatory approvals to commercialize any product candidate, we will not be able to sell our product candidates.

We cannot assure you that we will receive the approvals necessary to commercialize any of our product candidates or any product candidates we acquire or develop in the future. We will need FDA approval to commercialize our product candidates in the U.S. and approvals from the FDA-equivalent regulatory authorities in foreign jurisdictions to commercialize our product candidate in those jurisdictions. In order to obtain FDA approval of any product candidates, we must submit to the FDA a New Drug Application, or NDA, demonstrating that the product candidate is safe for humans and effective for its intended use. This demonstration requires significant research and animal tests, which are referred to as pre-clinical studies, as well as human tests, which are referred to as clinical trials. Satisfaction of the FDA’s regulatory requirements typically takes many years, depends upon the type, complexity and novelty of the product candidate and requires substantial resources for research, development and testing. We cannot predict whether our clinical trials will demonstrate achievement of our endpoints or if the final results of our clinical trial will meet the FDA’s requirements to approve product commercialization and marketing.  We also cannot predict whether our research and clinical approaches will result in drugs or therapeutics that the FDA considers safe for humans and effective for indicated uses. The FDA has substantial discretion in the drug approval process and may require us to conduct additional pre-clinical and clinical testing or to perform post-marketing studies. The approval process may also be delayed by changes in government regulation, future legislation or administrative action or changes in FDA policy that occur prior to or during our regulatory review. Delays in obtaining regulatory approvals may:

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delay commercialization of, and our ability to derive product revenues from, our product candidate;

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impose costly procedures on us; and

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diminish any competitive advantages that we may otherwise believe that we hold.

Even if we comply with all FDA requests, the FDA may ultimately reject one or more of our NDAs or may not approve our manufacturing processes or facilities. We may never obtain regulatory clearance for any of our product candidates. Failure to obtain FDA approval of any of our product candidates will severely undermine our business by leaving us without a saleable product, and therefore without any source of revenues, until another product candidate can be developed. There is no guarantee that we will ever be able to develop or acquire another product candidate.

In foreign jurisdictions, we must receive approval from the appropriate regulatory authorities before we can commercialize any vaccines. Foreign regulatory approval processes generally include all of the risks associated with the FDA approval procedures described above. We cannot assure you that we will receive the approvals necessary to commercialize our product candidate for sale outside the United States.

There is uncertainty as to market acceptance of our technology and products.

We have conducted our own research into the markets for our products; however because we will be a new entrant into the market we cannot guarantee market acceptance of our products and have somewhat limited information on which to estimate our anticipated level of sales.  Our products will require patients and doctors to adopt our technology.  Our industry is susceptible to rapid technological developments and there can be no assurance that we will be able to match any new technological advances.  If we are unable to match the technological changes in the needs of our customers the demand for our products will be reduced.

Our product candidates are in early stages of clinical trials.

Because our product candidates are in early stages of development they will require extensive pre-clinical and clinical testing.  Only one product candidate is currently ready for Phase II clinical trials.  We cannot predict with any certainty if or when we might submit an NDA for regulatory approval for any of our product candidates or whether any such NDA will be accepted.

Clinical trials are very expensive, time-consuming and difficult to design and implement.

As part of the regulatory process, we must conduct clinical trials for each product candidate to demonstrate safety and efficacy to the satisfaction of the FDA and other regulatory authorities.  The number and design of the clinical trials that will be required varies depending upon product candidate, the condition being evaluated the trial results and regulations applicable to any particular product candidate. Therefore, it is difficult to accurately estimate the cost of the clinical trials. Human clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. The clinical trial process is also time consuming. We estimate that clinical trials of our product candidate will take at least several years to complete. Furthermore, failure can occur at any stage of the trials, and we could encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials may be delayed by several factors, including:

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unforeseen safety issues;

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determination of dosing issues;

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lack of effectiveness during clinical trials;

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slower than expected rates of patient recruitment;

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inability to monitor patients adequately during or after treatment; and

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inability or unwillingness of medical investigators to follow our clinical protocols.

In addition, we or the FDA may suspend our clinical trials at any time if it appears that we are exposing participants to unacceptable health risks or if the FDA finds deficiencies in our Investigational New Drug, or IND, submissions or the conduct of these trials. Therefore, we cannot predict with any certainty the schedule for future clinical trials.

The results of our clinical trials may not support our product candidate claims.

Even if our clinical trials are completed as planned, we cannot be certain that their results will support our product candidate claims. Success in pre-clinical testing and early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that the results of later clinical trials will replicate the results of prior clinical trials and pre-clinical testing. The clinical trial process may fail to demonstrate that our product candidates are safe for humans and effective for indicated uses. This failure would cause us to abandon a product candidate and may delay development of other product candidates. Any delay in, or termination of, our clinical trials will delay the filing of our NDAs with the FDA and, ultimately, our ability to commercialize our product candidates and generate product revenues. In addition, our clinical trials involve a small patient population. Because of the small sample size, the results of these clinical trials may not be indicative of future results.

Physicians and patients may not accept and use our product candidates.

Even if the FDA approves one or more of our product candidates, physicians and patients may not accept and use it. Acceptance and use of our products will depend upon a number of factors including:

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perceptions by members of the health care community, including physicians, about the safety and effectiveness of our therapeutics;

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cost-effectiveness of our products relative to competing products;

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availability of reimbursement for our products from government or other healthcare payers; and

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effectiveness of marketing and distribution efforts by us and our licensees and distributors, if any.

Because we expect sales of our current product candidates, if approved, to generate substantially all of our product revenues for the foreseeable future, the failure of these therapeutics to find market acceptance would substantially harm our business and would adversely affect our revenue.

Our development program depends upon third-party researchers who are outside our control.

We are dependent upon independent investigators and collaborators, such as universities and medical institutions, to conduct our pre-clinical and clinical trials under agreements with us. These collaborators are not our employees and we cannot control the amount or timing of resources that they devote to our programs. These investigators may not assign as great a priority to our programs or pursue them as diligently as we would if we were undertaking such programs ourselves. If outside collaborators fail to devote sufficient time and resources to our development programs, or if their performance is substandard, the approval of our FDA applications, if any, and our introduction of new product candidates, if any, will be delayed if obtained at all. These collaborators may also have relationships with other commercial entities, some of whom may compete with us. If our collaborators assist our competitors at our expense, our competitive position would be harmed.

We will rely exclusively on third parties to formulate and manufacture our product candidate.

We have no experience in the formulation or manufacturing of therapeutics and do not intend to establish our own manufacturing facilities. We lack the resources and expertise to formulate or manufacture our own product candidates. The supplies for our Phase I and Phase II clinical trials are currently manufactured by our cGMP contractors under current good manufacturing practices and we have entered into an agreement with one manufacturer for the manufacture and supply of the material for our Phase III clinical trials and commercialization efforts. If any of our current product candidates or any product candidates we may develop or acquire in the future receive FDA approval, we will rely on one or more third-party contractors to manufacture our vaccines. Our anticipated future reliance on a limited number of third-party manufacturers exposes us to the following risks:

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We may be unable to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and the FDA must approve any replacement contractor. This approval would require new testing and compliance inspections. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of our products after receipt of FDA approval, if any.

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Our third-party manufacturers might be unable to formulate and manufacture our vaccines in the volume and of the quality required to meet our clinical needs and commercial needs, if any.

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Our future contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store and distribute our products.

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Drug manufacturers are subject to ongoing periodic unannounced inspection by the FDA, the Drug Enforcement Administration, and corresponding state agencies to ensure strict compliance with good manufacturing practice and other government regulations and corresponding foreign standards. We do not have control over third-party manufacturers’ compliance with these regulations and standards.

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If any third-party manufacturer makes improvements in the manufacturing process for our products, we may not own, or may have to share, the intellectual property rights to the innovation.

Each of these risks could delay our clinical trials, the approval, if any, of our product candidates by the FDA or the commercialization of our product candidates or result in higher costs or deprive us of potential product revenues.

We have no experience selling, marketing or distributing products and have no internal capability to do so.

We currently have no sales, marketing or distribution capabilities. We do not anticipate having the resources in the foreseeable future to allocate to the sales and marketing of our proposed products. Our future success depends, in part, on our ability to enter into and maintain collaborative relationships for such capabilities, the collaborator’s strategic interest in the products under development and such collaborator’s ability to successfully market and sell any such products. We intend to pursue collaborative arrangements regarding the sales and marketing of our products, however, there can be no assurance that we will be able to establish or maintain such collaborative arrangements, or if able to do so, that our collaborators will have effective sales forces. To the extent that we decide not to, or are unable to, enter into collaborative arrangements with respect to the sales and marketing of our proposed products, significant capital expenditures, management resources and time will be required to establish and develop an in-house marketing and sales force with technical expertise. There can also be no assurance that we will be able to establish or maintain relationships with third party collaborators or develop in-house sales and distribution capabilities. To the extent that we depend on third parties for marketing and distribution, any revenues we receive will depend upon the efforts of such third parties, and there can be no assurance that such efforts will be successful. In addition, there can also be no assurance that we will be able to market and sell our products in the United States or overseas.

If we cannot compete successfully for market share against other drug companies, we may not achieve sufficient product revenues and our business will suffer.

The market for our product candidates is characterized by intense competition and rapid technological advances. If any of our product candidates receives FDA approval, it will compete with a number of existing and future drugs and therapies developed, manufactured and marketed by others. Existing or future competing products may provide greater therapeutic convenience or clinical or other benefits for a specific indication than our products, or may offer comparable performance at a lower cost. If our products fail to capture and maintain market share, we may not achieve sufficient product revenues and our business will suffer.

We will compete against fully integrated pharmaceutical companies and smaller companies that are collaborating with larger pharmaceutical companies, academic institutions, government agencies and other public and private research organizations. Many of these competitors have oncology compounds already approved or in development. In addition, many of these competitors, either alone or together with their collaborative partners, operate larger research and development programs or have substantially greater financial resources than we do, as well as significantly greater experience in:

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developing drugs and therapies;

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undertaking pre-clinical testing and human clinical trials;

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obtaining FDA and other regulatory approvals of drugs and therapies;

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formulating and manufacturing drugs and therapies; and

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launching, marketing and selling drugs and therapies.

We have limited protection of our intellectual property.

We intend to rely on a combination of common law copyright, patent, trademark, and trade secret laws and measures to protect our proprietary information.  We have obtained exclusive rights to license the technology for which patent protection has been obtained; however such protection does not prevent unauthorized use of such technology.  Trademark and copyright protections may be limited, and enforcement could be too costly to be effective.  It may also be possible for unauthorized third parties to copy aspects of, or otherwise obtain and use, our proprietary information without authorization, including, but not limited to, product design, software, customer and prospective customer lists, trade secrets, copyrights, patents and other proprietary rights and materials.  Other parties can use and register confusingly similar business, product and service names, as well as domain names, which could divert customers, resulting in a material adverse effect on our business, operating results and financial condition.

If we fail to successfully enforce our intellectual property rights, our competitive position could suffer, which could harm our operating results. Competitors may challenge the validity or scope of our patents or future patents we may obtain.  In addition, our licensed patents may not provide us a meaningful competitive advantage. We may be required to spend significant resources to monitor and police our licensed intellectual property rights. We may not be able to detect infringement and our competitive position may be harmed. In addition, competitors may design around our technology or develop competing technologies. Intellectual property rights may also be unavailable or limited in some foreign countries, which could make it easier for competitors to capture market share.

The technology we license may be found to infringe third-party intellectual property rights.

Third parties may in the future assert claims or initiate litigation related to their patent, copyright, trademark and other intellectual property rights in technology that is important to us.  The asserted claims and/or litigation could include claims against us, our licensors or our suppliers alleging infringement of intellectual property rights with respect to our products or components of those products.  Regardless of the merit of the claims, they could be time consuming, result in costly litigation and diversion of technical and management personnel, or require us to develop a non-infringing technology or enter into license agreements.  We cannot assure you that licenses will be available on acceptable terms, if at all. Furthermore, because of the potential for significant damage awards, which are not necessarily predictable, it is not unusual to find even arguably unmeritorious claims resulting in large settlements.  If any infringement or other intellectual property claim made against us by any third party is successful, or if we fail to develop non-infringing technology or license the proprietary rights on commercially reasonable terms and conditions, our business, operating results and financial condition could be materially adversely affected.

If our products, methods, processes and other technologies infringe the proprietary rights of other parties, we could incur substantial costs and we may have to:

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obtain licenses, which may not be available on commercially reasonable terms, if at all;

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abandon an infringing drug or therapy candidate;

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redesign our products or processes to avoid infringement;

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stop using the subject matter claimed in the patents held by others;

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pay damages; or

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defend litigation or administrative proceedings which may be costly whether we win or lose, and which could result in a substantial diversion of our financial and management resources.

We rely on licenses to use various technologies that are material to our business.

We have licensing agreements with certain universities granting us the right to use certain critical intellectual property. The terms of the licensing agreements continues until the end of the life of the last patent to expire .  If we fail to make the payments under these licenses or if we lose or cannot maintain them on acceptable terms, it would halt our ability to market our products and technology, which would have a material adverse effect on our business, operating results and financial condition. For the years ended December 31, 2012, 2013, 2014, 2015, 2016 and thereafter our minimum royalty obligations under these licenses are $30,000, $50,000, $50,000, $60,000, $60,000 and $760,000, respectively.

Our ability to generate product revenues will be diminished if our therapies sell for inadequate prices or patients are unable to obtain adequate levels of reimbursement.

Our ability to commercialize our vaccines, alone or with collaborators, will depend in part on the extent to which reimbursement will be available from:

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government and health administration authorities;

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private health maintenance organizations and health insurers; and

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other healthcare payers.

Significant uncertainty exists as to the reimbursement status of newly approved healthcare products. Healthcare payers, including Medicare, are challenging the prices charged for medical products and services. Government and other healthcare payers increasingly attempt to contain healthcare costs by limiting both coverage and the level of reimbursement for drugs and therapeutics. Even if one of our product candidates is approved by the FDA, insurance coverage may not be available, and reimbursement levels may be inadequate, to cover such vaccines. If government and other healthcare payers do not provide adequate coverage and reimbursement levels for one of our products, once approved, market acceptance of such product could be reduced.

We may not successfully effect our intended expansion.

Our success will depend upon the expansion of our operations and the effective management of our growth, which will place a significant strain on our management and on our administrative, operational and financial resources. To manage this growth, we must expand our facilities, augment our operational, financial and management systems and hire and train additional qualified personnel. If we are unable to manage our growth effectively, our business would be harmed.

We may be exposed to liability claims associated with the use of hazardous materials and chemicals.

Our research and development activities may involve the controlled use of hazardous materials and chemicals. Although we believe that our safety procedures for using, storing, handling and disposing of these materials comply with federal, state and local laws and regulations, we cannot completely eliminate the risk of accidental injury or contamination from these materials. In the event of such an accident, we could be held liable for any resulting damages and any liability could materially adversely affect our business, financial condition and results of operations. In addition, the federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous or radioactive materials and waste products may require us to incur substantial compliance costs that could materially adversely affect our business, financial condition and results of operations.

We rely on key executive officers and scientific and medical advisors, and their knowledge of our business and technical expertise would be difficult to replace.

We are highly dependent on our principal scientific, regulatory and medical advisors and our chief executive officer. We do not have “key person” life insurance policies for any of our officers or advisors. The loss of the technical knowledge and management and industry expertise of any of our key personnel could result in delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect our operating results.

If we are unable to hire additional qualified personnel, our ability to grow our business may be harmed.

We will need to hire additional qualified personnel with expertise in pre-clinical testing, clinical research and testing, government regulation, formulation and manufacturing and sales and marketing. In particular, over the next 12 months, we expect to hire up to 10 new employees. We compete for qualified individuals with numerous biopharmaceutical companies, universities and other research institutions. Competition for such individuals is intense, and we cannot be certain that our search for such personnel will be successful. Attracting and retaining qualified personnel will be critical to our success.

Certain of our officers may have a conflict of interest.

Some of our officers are currently working for the Company on a part-time basis.  We expect that some of these officers may join the Company on a full-time basis at the completion this Offering, but there can be no assurance given that any or all of our officers will be so employed.

We may incur substantial liabilities and may be required to limit commercialization of our products in response to product liability lawsuits.

The testing and marketing of medical products entail an inherent risk of product liability. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our products which could impact our ability to continue as a going concern. Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of pharmaceutical products we develop, alone or with collaborators.

We have adopted certain measures that may have anti-takeover effects which may make an acquisition of our Company by another company more difficult.

We have adopted, and may in the future adopt, certain measures that may have the effect of delaying, deferring or preventing a takeover or other change in control of our Company that a holder of our Common Stock might not consider in its best interest. These measures include:

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classified Board of Directors; and

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certain certificate of incorporation and bylaws provisions.

Our Board of Directors is divided into three classes with each class serving a staggered three-year term. The existence of a classified board will make it more difficult for our shareholders to change the composition (and therefore the policies) of our Board of Directors in a relatively short period of time.

We have adopted certain certificate of incorporation and bylaws provisions which may have anti-takeover effects. These include: (a) classifying our board; (b) requiring that certain shareholder groups elect a certain number of directors; (c) requiring a majority of each of the Series A Preferred shareholders, the Series 1 Preferred shareholders and the common shareholders to approve certain actions including amendments to our bylaws or certificate of incorporation, creation of additional classes of stock or increases in the authorized shares of an existing class of stock unless they rank junior to the Series A Preferred stock with respect to the distribution of assets on liquidation and the payment of dividends, reclassification stock or redemption of stock; and (d) providing that directors may be removed only for "cause." These measures and those described above may have the effect of delaying, deferring or preventing a takeover or other change in control of the Company that a holder of our Common Stock might consider in its best interest.

In addition, we are subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware, which prohibits a Delaware corporation from engaging in any business combination, including mergers and asset sales, with an interested stockholder (generally, a 15% or greater stockholder) for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The operation of Section 203 may have anti-takeover effects, which could delay, defer or prevent a takeover attempt that a holder of our Common Stock might consider in its best interest.

Risks Related to this Offering

Upon the sale of the shares offered in this Prospectus, our Preferred Stock will convert into shares of Common Stock.

Holders of our Preferred Stock have several rights that our common shareholders do not have such as preference on payment of dividends and liquidation distributions, the right to elect a certain number of directors, the right to adjustment in the event that securities are issued at a price per share less than that paid by the holders of the Preferred Stock. Our Second Amended and Restated Certificate of Incorporation provides that our Preferred Stock automatically converts to Common Stock upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 resulting in at least $10,000,000 of proceeds to us.  Upon the conversion of the Preferred Stock the holders of Common Stock will experience additional dilution.

Coalitions of a few of our officers and directors have sufficient voting power to make corporate governance decisions that could have a significant effect on us and the other stockholders.

Our officers and directors together will control approximately 53% of our outstanding Common Stock on a fully diluted basis after consummation of this Offering assuming the issuance of all 3,000,000 shares Common Stock offered in this Offering. Mr. Wolf alone through his direct and indirect holdings will control approximately 33% of our outstanding Common Stock on a fully diluted basis after consummation of this Offering assuming the issuance of all 3,000,000 shares of Common Stock offered in this Offering. As a result, Mr. Wolf, alone will be able to exert a significant degree of influence over our management and affairs and over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in our control and might affect the market price of our Common Stock, even when a change in control may be in the best interest of all stockholders. Furthermore, the interests of this concentration of ownership may not always coincide with our interests or the interests of other stockholders. Accordingly, these stockholders could cause us to enter into transactions or agreements that we would not otherwise consider.

The possible issuance of Common Stock subject to options and warrants may dilute the interest of stockholders.

In 2009, we adopted a 2009 Stock Option and Restricted Stock Plan under which we may grant awards to purchase 1,700,000 shares of our Common Stock, of which, 1,414,564 options were outstanding as of November 30, 2012. In addition, we have 229,781 shares of stock issued under our Plan which are restricted.  In addition, as of November 30, 2012, we have 122,262 shares issuable upon exercise of warrants granted to third parties in connection with prior private placements of our equity securities and debt. To the extent that outstanding stock options and warrants are exercised, or additional securities are issued, dilution to the interests of our stockholders may occur. Moreover, the terms upon which we will be able to obtain additional equity capital may be adversely affected since the holders of the outstanding options can be expected to exercise them at a time when we would, in all likelihood, be able to obtain any needed capital on terms more favorable to us than those provided in such outstanding options.

We have additional securities available for issuance, which, if issued, could adversely affect the rights of the holders of our Common Stock.

Our Certificate of Incorporation authorizes the issuance of 50,000,000 shares of our Common Stock and 2,112,500 shares of Preferred Stock. The Common Stock and Preferred Stock, as well as the awards available for issuance under the 2009 Stock Option and Restricted Stock Plan, can be issued by our Board of Directors, without stockholder approval. Any future issuances of such stock would further dilute the percentage ownership of us held by holders of Preferred Stock and Common Stock. The classes of Preferred Stock that are currently outstanding, which will convert to common stock upon consummation of this Offering, rank ahead of our Common Stock in terms of dividends, liquidation rights and voting rights and could adversely affect the voting power and the rights of our holders of Common Stock. In addition, the issuance of Preferred Stock may be used as an “anti-takeover” device without further action on the part of our stockholders, and may adversely affect the holders of the Common Stock.

We have never paid dividends and have no plans to pay dividends in the future.

Holders of shares of our Common Stock are entitled to receive such dividends as may be declared by our Board of Directors. To date, we have paid no cash dividends on our shares of our Preferred or Common Stock and we do not expect to pay cash dividends in the foreseeable future. We intend to retain future earnings, if any, to provide funds for operations of our business. Therefore, any return investors in our Preferred or Common Stock may have will be in the form of appreciation, if any, in the market value of their shares of Common Stock. See “Dividend Policy.”

Shareholders purchasing shares in this Offering will experience immediate and substantial dilution, causing their investment to immediately be worth less than their purchase price.

If you purchase Common Stock in this Offering, you will experience an immediate and substantial dilution in the projected book value of the Common Stock from the price you pay in this Offering.

The following represents your dilution after consummation of this Offering assuming the consummation of this Offering and conversion of all of the outstanding preferred stock exclusive of the over-allotment option, you will have an immediate dilution of $ per common share and an immediate increase in net tangible book value to our present shareholders from $ to $ per share will occur.

We are an “emerging growth company,” and any decision on our part to comply with certain reduced disclosure requirements applicable to emerging growth companies could make our Common Stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act enacted in April 2012, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, not being required to comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, not being required to comply with any new audit rules adopted by the PCAOB after April 5, 2012 unless the SEC determines otherwise, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although, if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of June 30 of any year before the end of that five-year period, we would cease to be an “emerging growth company” as of the following December 31. We cannot predict if investors will find our Common Stock less attractive if we choose to rely on these exemptions. If some investors find our Common Stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our Common Stock and our stock price may be more volatile. Further, as a result of these scaled regulatory requirements, our disclosure may be more limited than that of other public companies and you may not have the same protections afforded to shareholders of such companies.

Under Section 107(b) of the Jumpstart Our Business Startups Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

As a result of our becoming a public company, we will become subject to additional reporting and corporate governance requirements that will require additional management time, resources and expense.

In connection with this filing, we will become obligated to file with the U.S. Securities and Exchange Commission annual and quarterly information and other reports that are specified in the U.S. Securities Exchange Act of 1934. We will also become subject to other reporting and corporate governance requirements under the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder, all of which will impose significant compliance and reporting obligations upon us and require us to incur additional expense in order to fulfill such obligations.

We have identified material weaknesses and significant deficiencies in our internal controls, and we cannot provide assurances that these weaknesses and deficiencies will be effectively remediated or that additional material weaknesses and significant deficiencies will not occur in the future. If our internal control over financial reporting or our disclosure controls and procedures are not effective, we may not be able to accurately report our financial results, prevent fraud, or file our periodic reports in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in our stock price.

We have historically operated as a private company and the number and qualifications of our finance and accounting staff have not been consistent with those of a public company. We have identified material weaknesses and significant deficiencies in our internal controls under the standards established by the Public Company Accounting Oversight Board, or PCAOB, with respect to our financial statement closing process, in connection with the audits of our consolidated financial statements for the years ended December 31, 2010 and 2011, and the review of our consolidated financial statements for the nine months ended September 30, 2012. Both our independent registered public accounting firm and our management discovered certain conditions that we deemed to be material weaknesses and significant deficiencies in our internal controls, as follows:

•

A lack of accounting and finance resources as well as effective oversight by those in charge of governance resulted in insufficient controls over timely financial statement preparation and review as well as the preparation and review around accounting for certain complex transactions.

•

The design of monitoring controls used to assess the design and operating effectiveness of our internal controls is inadequate. We also do not have an adequate internal process to report deficiencies in internal control to management on a timely basis.

We have begun to take actions that we believe will substantially remediate the material weaknesses and significant deficiencies identified. In response to the identification of our material weaknesses and significant deficiencies, we (i) intend to hire additional finance and accounting personnel, (ii) are in the process of establishing a review process for key aspects of our financial reporting process, including the accounting for complex transactions, and (iii) will seek to establish better operating controls and involve our board of directors in our internal controls process, which will involve establishing formal procedures to communicate deficiencies in internal controls on a timely basis, and encourage our board of directors to more actively participate in guiding management as it relates to internal controls matters. However, we cannot assure you that our internal control over financial reporting, as modified, will enable us to identify or avoid material weaknesses or significant deficiencies in the future. Regardless, following the completion of this offering we will be required to expend time and resources to further improve our internal controls over financial reporting, including by expanding our finance and accounting staff.

Future sales of our Common Stock by our existing shareholders could cause our stock price to decline.

The Company will have a significant number of restricted shares that will become eligible for sale shortly after this registration statement is declared effective. We currently have 4,218,448 shares of our Common Stock outstanding, all of which are restricted securities. The shares being registered herein 3,000,000 shares will be eligible for sale immediately upon the effectiveness of this registration statement. All of the remaining shares will be eligible for resale under Rule 144 within ninety days of us being a reporting company under Section 13 or 15 of the Securities Exchange Act of 1934 (the “Exchange Act”); however 4,653,484 will be held by affiliates and will be subject to the limitations described under “Shares Eligible For Future Sale.” It is conceivable that following the holding period, many shareholders may wish to sell some or all of their shares. If our shareholders sell substantial amounts of our Common Stock in the public market at the same time, the market price of our Common Stock could decrease significantly due to an imbalance in the supply and demand of our Common Stock. Even if they do not actually sell the stock, the perception in the public market that our shareholders might sell significant shares of our Common Stock could also depress the market price of our Common Stock.

A decline in the price of shares of our Common Stock might impede our ability to raise capital through the issuance of additional shares of our Common Stock or other equity securities, and may cause you to lose part or all of your investment in our shares of Common Stock.

Our lack of an independent audit committee and audit committee financial expert at this time may hinder our board of directors’ effectiveness in fulfilling the functions of the audit committee without undue influence from management and until we establish such committee will prevent us from obtaining a listing on a national securities exchange.

Although our Common Stock is not listed on any national securities exchange, for purposes of independence we use the definition of independence applied by NASDAQ. Currently, we have no independent audit committee nor do we have an audit committee financial expert at this time. Our full board of directors functions as our audit committee and is comprised of five directors, two of whom are not considered to be "independent" in accordance with the requirements set forth in NASDAQ Listing Rule 5605(a)(2). An independent audit committee plays a crucial role in the corporate governance process, assessing our Company's processes relating to our risks and control environment, overseeing financial reporting, and evaluating internal and independent audit processes. The lack of an independent audit committee may prevent the board of directors from being independent from management in its judgments and decisions and its ability to pursue the responsibilities of an audit committee without undue influence. We may have difficulty attracting and retaining directors with the requisite qualifications. If we are unable to attract and retain qualified, independent directors, the management of our business could be compromised. In addition, no director on our board of directors is considered to be a “financial expert”. An independent audit committee is required for listing on any national securities exchange, therefore until such time as we have an independent audit committee we will be ineligible for listing on any national securities exchange.

Limitations on director and officer liability and indemnification of our Company’s officers and directors by us may discourage stockholders from bringing suit against an officer or director.

Our Company’s certificate of incorporation and bylaws provide, with certain exceptions as permitted by governing state law, that a director or officer shall not be personally liable to us or our stockholders for breach of fiduciary duty as a director or officer, except for acts or omissions which involve intentional misconduct, fraud or knowing violation of law, or unlawful payments of dividends. These provisions may discourage stockholders from bringing suit against a director or officer for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought by stockholders on our behalf against a director or officer.

We are responsible for the indemnification of our officers and directors.

Should our officers and/or directors require us to contribute to their defense, we may be required to spend significant amounts of our capital. Our certificate of incorporation and bylaws also provide for the indemnification of our directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of our Company. This indemnification policy could result in substantial expenditures, which we may be unable to recoup. If these expenditures are significant, or involve issues which result in significant liability for our key personnel, we may be unable to continue operating as a going concern.

Our Common Stock may be thinly traded, so you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Prior to this offering, you could not buy or sell our Common Stock publicly. We cannot predict the extent to which investors’ interests will lead to an active trading market for our Common Stock or whether the market price of our Common Stock will be volatile following this offering. If an active trading market does not develop, investors may have difficulty selling any of our Common Stock that they buy. There may be limited market activity in our stock and we are likely to be too small to attract the interest of many brokerage firms and analysts. We cannot give you any assurance that a public trading market for our Common Stock will develop or be sustained. The market price of our Common Stock could be subject to wide fluctuations in response to quarterly variations in our revenues and operating expenses, announcements of new products or services by us, significant sales of our Common Stock, including “short” sales, the operating and stock price performance of other companies that investors may deem comparable to us, and news reports relating to trends in our markets or general economic conditions.

The offering price of the shares has been arbitrarily determined.

The offering price of the Common Stock has been arbitrarily determined by us and bears no relationship to our assets, net worth, book value, or potential business operations. It should not be taken to be an indication of our actual value.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $___ from this, after deducting estimated offering expenses payable by us. We intend to utilize the estimated net proceeds following the Offering for the following purposes:

•

Initiation and completion of our Phase II non-small cell lung cancer clinical trials for HS-110;

•

Initiation of our Phase I bladder cancer clinical trial for HS-410;

•

Costs associated with our licenses, including patent costs; and

•

General working capital purposes.

The expected use of the net proceeds from this Offering represents our current intentions based on our present plans and business conditions. As of the date of this Prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received from this Offering. The amounts and timing of our actual expenditures will depend on numerous factors including the progress in, and costs of, our clinical trials and other preclinical development programs. Accordingly, our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of management regarding the application of the net proceeds from the Offering. We may find it necessary or advisable to reallocate the net proceeds of this Offering; however any such reallocation would be substantially limited to the categories set forth above to use the net proceeds for other purposes; however substantial. Pending such uses set forth above, we plan to invest the net proceeds in highly liquid, investment grade securities.  We believe that the proceeds derived from the sale of the maximum number of shares in this Offering will provide us with sufficient working capital to fund our Phase II clinical trial for Non-Small Cell Lung Cancer and our Phase I clinical trial for bladder cancer.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock and we do not currently intend to pay any cash dividends on our Preferred or Common Stock in the foreseeable future.  We expect to retain all available funds and future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends, if any, on our Common Stock will be at the discretion of our Board of Directors and will depend on, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions.

DETERMINATION OF OFFERING PRICE

Prior to this Offering, there has been no public market for our securities.  The offering price of $  per share was determined based upon negotiations between the Underwriter and us.  Factors considered in determining such price in addition to prevailing market conditions include an assessment of our future prospects, an increase in value of our stock due to becoming a public company and prior valuations of certain minority interests prepared for us. Such price does not have any relationship to any established criteria of value, such as book value or earnings per share.  Such price is not indicative of the current market value of our assets.  No assurance can be given that the shares can be resold at the public offering price.

DILUTION

If you invest in our common stock in this offering, your ownership interest in us will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the adjusted net tangible book value per share of our common stock after this offering. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the book value per share attributable to the shares of common stock held by existing stockholders.

Our net tangible book value as of September 30 2012 (unaudited) was approximately $867,383, or $       per share of our common stock. We calculate net tangible book value per share by taking the amount of our total tangible assets, reduced by the amount of our total liabilities, and then dividing that amount by the total number of shares of common stock outstanding.

After giving effect to our sale of the shares in this offering at an assumed initial public offering price of $      per share, the midpoint of the price range described on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us, our adjusted net tangible book value on September 30, 2012 would have been $     million, or $      per share of our common stock. This amount

represents an immediate increase in net tangible book value (or a decrease in net tangible book deficit) of $       per share to existing stockholders and an immediate and substantial dilution in net tangible book value of $      per share to new investors purchasing shares in this offering at the assumed initial public offering price.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share	$
Net tangible book value (deficit) per share as of September 30, 2012
Increase in tangible book value per share attributable to new investors
Adjusted net tangible book value (deficit) per share after this offering
Dilution per share to new investors	$

Dilution is determined by subtracting adjusted net tangible book value per share of common stock after the offering from the initial public offering price per share of common stock.

If the underwriters exercise in full their option to purchase additional shares, the adjusted tangible book value per share after giving effect to the offering would be $   per share. This represents an increase in adjusted net tangible book value (or a decrease in net tangible book value deficit) of $     per share to the existing stockholders and dilution in adjusted net tangible book value of $      per share to new investors.

Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, a $1.00 increase or decrease in the assumed initial public offering price of $     per share, the midpoint of the range set forth on the cover of this prospectus, would increase or decrease the net tangible book value attributable to new investors purchasing shares in this offering by $     per share and the dilution to new investors by $     per share and increase or decrease the adjusted net tangible book value per share after offering by $      per share.

The following table summarizes, as of September 30, 2012, the differences between the number of shares purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders and by new investors. As the table shows, new investors purchasing shares in this offering will pay an average price per share substantially higher than our existing stockholders paid. The table below assumes an initial public offering price of $   per share, the midpoint of the range set forth on the cover of this prospectus, for shares purchased in this offering and excludes underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average
	Number	Percent	Amount	Percent	Price Per Share
Existing stockholders
New investors
Total

If the underwriters were to fully exercise the underwriters’ option to purchase additional shares of our common stock, the percentage of shares of our common stock held by existing stockholders who are directors, officers or affiliated persons would be % and the percentage of shares of our common stock held by new investors would be %. Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, a $______ increase or decrease in the assumed initial public offering price of $    per share, the midpoint of the range set forth on the cover of this prospectus, would increase or decrease total consideration paid by new investors and total consideration paid by all stockholders by approximately $     million.

To the extent that we grant options to our employees in the future and those options are exercised or other issuances  of common stock are made, there will be further dilution to new investors.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our audited annual consolidated financial statements and the related notes that appear elsewhere in this Prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results may differ materially from those discussed in these forward-looking statements due to a number of factors, including those set forth in the section entitled “Risk Factors” and elsewhere in this Prospectus.

Overview

We are a clinical-stage biopharmaceutical company engaged in the development of novel allogeneic, “off-the-shelf” cellular therapeutic vaccines to combat a wide range of cancers and infectious diseases. Our proprietary ImPACT™ cancer therapy delivers live, genetically-modified, irradiated human cells which are “reprogrammed” to “pump out” a broad spectrum of cancer associated antigens together with a potent immune adjuvant called “gp96” to educate and activate a cancer patient’s immune system to recognize and kill cancerous cells. The secreted antigen-adjuvant complexes generate potent anti-cancer immune responses in patients by mobilizing and activating killer T cells that target multiple cancer antigens, thus harnessing a patient’s own immune system to fight cancer.  In a phase I clinical trial in non-small cell lung cancer patients (NSCLC), our “off-the-shelf” therapeutic vaccine candidate HS-110 generated potent anti-cancer immune responses in patients (including the mobilization and activation of killer T cells against multiple cancer antigens), was well tolerated and demonstrated preliminary indications of clinical efficacy.

As an “off-the-shelf” therapeutic vaccine, ImPACT uses a common master cell line to mass-produce a single vaccine product applicable to all patients for each particular cancer type, thus providing a traditional biopharmaceutical approach to deliver pan-antigen immunotherapy with logistical, manufacturing and cost of goods benefits compared to autologous patient-specific approaches.

We are in the process of initiating a Phase II clinical trial in non-small cell lung cancer (NSCLC) with our therapeutic vaccine candidate HS-110, which is derived from a genetically-modified human lung cancer cell line. The results of our recently completed Phase I clinical trial in lung cancer patients demonstrated that HS-110 was well tolerated with minimal to no indications of treatment-related toxicity with positive correlations between levels of observed immune responses and therapeutic efficacy. Specifically, the trial demonstrated a response rate of 73%2 and a median survival of 16.5 months for immune responders, versus a median survival of 4.5 months for immune non-responders. These findings were consistent with those of our multiple pre-clinical published studies.

We have also developed ImPACT therapeutic vaccines for bladder cancer, breast cancer and ovarian cancer. We plan to initiate a Phase I clinical trial for bladder cancer in early 2013 with HS-410, a genetically-modified bladder cancer cell line. To date, in excess of $13,000,000 of funding has been awarded by the National Institutes of Health (NIH) and through other research and clinical grant in order to fund development of our technology and these clinical programs , substantially all of which was provided to the primary inventor of the technology we license.

Critical Accounting Policies

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

We recognize revenue associated with various grant contracts on a reimbursement basis. Each contract outlines the parameters for receiving the funds. We recognize the funding from these contracts as revenue as the expenses associated with meeting the contracts are incurred and submitted to the funding source for reimbursement and the amounts are deemed collectible.

Stock Based Compensation

The Company accounts for stock-based compensation arrangements with employees and non-employee directors using a fair value method which requires the recognition of compensation expense for costs related to all stock-based payments, including stock options. The fair value method requires the Company to estimate the fair value of stock-based payment awards on the date of grant using an option pricing model.

Stock-based compensation costs are based on the fair value of the underlying option calculated using the Black-Scholes option-pricing model on the date of grant for stock options and recognized as expense on a straight-line basis over the requisite service period, which is the vesting period. Determining the appropriate fair value model and related assumptions requires judgment, including estimating stock price volatility, forfeiture rates and expected term. The expected volatility rates are estimated based on the actual volatility of comparable public companies over the expected term. The expected term for the years ended December 31, 2011 and 2010 and the nine month periods ended September 30, 2012 and 2011 represents the average time that options are expected to be outstanding based on the mid-point between the vesting date and the end of the contractual term of the award. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company has not paid dividends and does not anticipate paying a cash dividend in the foreseeable future and, accordingly, uses an expected dividend yield of zero. The risk-free interest rate is based on the rate of U.S. Treasury securities with maturities consistent with the estimated expected term of the awards. The measurement of nonemployee share-based compensation is subject to periodic adjustments as the underlying equity instruments vest and is recognized as an expense over the period over which services are received.

Preferred Stock Warrant Liability

The Company accounts for its freestanding warrants to purchase the Company’s Series A Preferred Stock as liabilities at fair value on the accompanying consolidated balance sheets. The warrants may only be settled in shares of Series A Preferred Stock. The warrants are subject to re-measurement at each balance sheet date, and the change in fair value, if any, is recognized as other income (expense). The Company will continue to adjust the liability for changes in fair value until the earlier of (i) exercise of the warrants, (ii) conversion of the warrants into warrants to purchase common stock upon an event such as the completion of an initial public offering or (iii) expiration of the warrants. Upon conversion, the preferred stock warranty liability will be reclassified into additional paid-in capital. The Company used a Monte Carlo simulation in evaluating the fair value of the warrants, taking into consideration the down-round protection feature included within the warrant agreement.

Net Loss per Share

Basic net loss per share is computed by dividing net income by the weighted average number of common shares outstanding during each year. Fully diluted net loss per share is computed using the weighted average number of common shares and dilutive securities outstanding during each year. Dilutive securities having an anti-dilutive effect on diluted loss per share are excluded from the calculation.

Long-lived Assets

We perform reviews for impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized when estimated future cash flows expected to result from the use of the asset and their eventual dispositions are less than its carrying amount. When impairment is identified, the carrying amount of the asset is reduced to its estimated fair value. Assets to be disposed of are recorded at the lower of net book value or fair market value less cost to sell at the date management commits to a plan of disposal.

Results of Operations

Nine Months Ended September 30, 2012 and 2011 (unaudited)

Revenues

Total revenue for the nine months ended September 30, 2012, decreased approximately 98% to $3,110 as compared to $187,787 for the nine months ended September 30, 2011. For both periods our revenue was entirely comprised of grant awards. In October 2010, we were awarded a grant from the Internal Revenue Service of $244,479 for the reimbursement of qualified investments in a therapeutic discovery project under section 48 of the Internal Revenue Service Code.  The grant proceeds were paid in two installments of which $162,435 was paid in 2011 and was included in revenue for the nine months ended September 30, 2011.  We will continue our efforts to secure future grant funding to subsidize its ongoing research and developments costs.

Operating Expenses

Operating expenses are primarily comprised of research and development expenses and to a lesser extent general and administrative expenses.  For the nine months ended September 30, 2012, research and development expenses represented approximately 37% of operating expenses, clinical trials and regulatory represented approximately 12% of operating expenses, and general and administrative expenses represented approximately 51% of operating expenses. For the nine months ended September 30, 2011, research and development expenses represented approximately 61% of operating expenses, clinical trials and research represented approximately 11% of operating expenses, and general and administrative expenses represented approximately 28% of operating expenses. For the nine months ended September 30, 2012, total operating expenses decreased 2.5% to $1,605,035 from $1,646,255 for the nine months ended September 30, 2011. Research and development expenses decreased approximately 41% to $591,395 for the nine months ended September 30, 2012 from $1,009,521 for the nine months ended September 30, 2011. This decline was due to approximately $162,000 for a large research project and approximately $146,000 for past patent expenses to the University which were incurred during 2011 but did not occur during 2012. Also, research and development manufacturing costs decreased by approximately $106,000 as manufacturing was being phased into the clinical and regulatory phase.  Clinical trials and research expenses increased approximately 15% to $199,980 for the nine months ended September 30, 2012, from $174,654 for the nine months ended September 30, 2011, due to the hiring of a full time director to manage the clinical trials in 2012.  General and administrative expenses increased approximately 76% to $813,660 for the nine months ended September 30, 2012, from $462,080 for the nine months ended September 30, 2011 primarily as a result of our decision to retain a full-time CEO in the second quarter of 2011 which resulted in additional expense of $119,000. Additionally, we incurred additional expenses of $60,000 for a contracted and full-time accounting staff. Finally, during the nine months ended September 30, 2012 we incurred additional travel expenses of $7,000 associated with the raising of capital, additional rent expense and administrative expenses of $29,000 due to the execution of a new lease, additional stock compensation expense of approximately $26,000, additional legal and financing costs of approximately $13,000, additional insurance costs of approximately $16,000, and additional audit fees of approximately $20,000.  The additional unspecified increase in the general and administrative expense was attributable to our expansion.

Non-Operating Expenses

Non-Operating Expenses was primarily comprised of interest expense from our convertible notes which increased slightly to $77,369 for the nine months ended September 30, 2012 from $61,425 for the nine months ended September 30, 2011.

Net Loss

Our net loss after deducting the non-controlling interest increased 9% to $1,671,391 for the nine months ended September 30, 2012 from $1,533,674 for the nine months ended September 30, 2011.

Year Ended December 31, 2011 and 2010

Revenues

Total revenue for the year ended December 31, 2011, decreased approximately 50% to $187,787 as compared to $375,692 for the year ended December 31, 2010.  For both years our revenue was entirely comprised of grant awards.  In April 2010, we were awarded a grant award from the National Institute of Health in the amount of $300,000, of which $248,648 was paid to us in 2011 and $51,352 was paid to us in 2010. In October 2010, we were awarded a grant from the Internal Revenue Service of $244,479, of which $162,435 was paid in 2011 and $82,044 was paid in 2010.

Operating Expenses

Operating Expenses are primarily comprised of research and development expenses and to a lesser extent general and administrative expenses.  For the year ended December 31, 2010, research and development expenses represented approximately 59% of our operating expenses and general and administrative expenses represented approximately 26% of our operating expenses. For the year ended December 31, 2011, research and development expenses represented approximately 56% of our operating expenses and general and administrative expenses represented approximately 32% of our operating expenses. For the year ended December 31, 2011 total operating expenses increased 132% to $2,222,587 from $959,280 for the year ended December 31, 2010.  For the year ended December 31, 2011, research and development expenses increased approximately 121% to $1,246,587 from $562,855 for the year ended December 31, 2010, as a result of the increased funding of approximately $230,000 for four research projects, increased manufacturing costs of approximately $117,000 and the retention of additional consulting support of approximately $364,000.  General and administrative expenses increased approximately 193% to $720,790 for the year ended December 31, 2011, from $246,063 for the year ended December 31, 2010, primarily as a result of increased payroll and benefit costs of approximately $261,000. Additionally, stock compensation expense increased by approximately $43,000, travel and entertainment costs associated with fundraising and business development increased by approximately $75,000, audit and accounting fees increased by approximately $50,000, rent expense associated with the execution of a new lease increased by approximately $20,000, and marketing and relocation costs increased by approximately $13,000.

Non-Operating Expenses

Non-Operating Expenses was primarily comprised of interest expense from our convertible notes which increased 49% to $63,173 for the year ended December 31, 2011 from $42,442 for the year ended December 31, 2010.

Net Loss

Our net loss after deducting the non-controlling interest increased 196% to $2,104,884 for the year ended December 31, 2011 from $711,438 for the year ended December 31, 2010.

Liquidity and Capital Resources

We have financed our operations since inception primarily through proceeds from equity financings and debt financings, primarily involving private sales of our Common Stock and other debt and equity securities, and to a lesser extent from the proceeds from grant awards and commitments from banks and vendors.

Our cash and cash equivalents totaled $131,324 as of September 30, 2012, an increase of $32,678 from December 31, 2011.  During the nine months ended September 30, 2012, the primary sources of cash were issuances of stock and the draw downs on our bank financing facilities.  The primary use of cash during the nine months ended September 30, 2012 was for working capital requirements.

Our cash totaled $98,646 at December 31, 2011, a decrease of $70,791 from December 31, 2010. During the year ended December 31, 2011, the primary sources of cash were net proceeds from the issuances of convertible notes of $1,447,709 which notes were later converted in exchange for Series A Preferred Stock. The primary use of cash during the year ended December 31, 2011 was for working capital requirements.

Since inception we have raised $2,623,709 from the issuance of convertible notes to investors, of which notes in the principal amount of $2,273,709 were issued to an investor, Brightline Ventures III, LLC the managing member of which is Mr. Smith, a member of our Board of Directors.  As of December 31, 2010, we had notes outstanding to three investors in the aggregate principal amount of $1,176,000.  The notes accrued interest at a rate of 3% per annum and were scheduled to mature 18 months after issuance.  In 2011, we raised an additional $1,447,709 from the issuance of notes to three investors, one of which was Brightline Ventures III, LLC. The notes accrued interest at a rate of 3% per annum and were scheduled to mature 18 months after issuance. All of the notes were converted into shares of Series A Preferred Stock in September 2011.

Our continued operations will primarily depend on our ability to raise additional capital from various sources including equity and debt financings, as well as grants and bank financings.  On October 20, 2011, we entered into an agreement with a vendor that allows us to make up to $950,000 of payments for services rendered by such vendor through the issuance of a convertible note.  The note will accrue interest at a rate of 12% per annum and is automatically convertible into the equity issued in our next financing upon a financing of $7,500,000. The agreement allows the vendor to treat unpaid invoices as advances of principal.  As of November 30, 2012, there was $142,106 outstanding under this loan.  The amounts due to the vendor under the loan which are not converted are due on demand at any time after October 20, 2020. On December 14, 2011, we entered into a promissory note with the North Carolina Biotechnology Center pursuant to which we could borrow up to $250,000. The note accrued interest at a rate of 4.25% per annum.  The principal was payable in annual installments in the amount of five percent (5%) of the outstanding principal as of the date of such payment, commencing on the anniversary date of the related loan agreement  and continuing annually on the same day of each calendar period thereafter until December 13, 2014.  In August 2012 we repaid all amounts outstanding under the note from the proceeds of the Square 1 Bank loan described below. In connection with the loan from North Carolina Biotechnology Center, we issued the North Carolina Biotechnology Center a warrant exercisable for 29,762 shares of our Common Stock at an exercise price of $2.10 per share, which warrant expires on December 13, 2021.  In August 2012, we entered into a secured loan with Square 1 Bank, the proceeds of which were used in part to pay off the loan from North Carolina Biotechnology Center.  The loan and security agreement that we entered with Square 1 Bank in connection with the secured loan (the “Square 1 Agreement”) provides that  Square 1 Bank will provide us with a term loan in the aggregate principal amount not to exceed $1,000,000 to be used for working capital and capital expenditures (the “Tranche A Loan”).  The Tranche A Loan will be available to us until August 7, 2013.  The Tranche A Loan is payable as interest-only until August 7, 2013 and then is payable in 36 monthly installments of principal and accrued interest. The Tranche A Loan matures on August 7, 2016.  If we receive a grant that provides aggregate funds with a value of $16,000,000, the maximum Tranche A Loan amount increases to $2,775,000.  If we receive $5,000,000 or more from the sale of our equity to investors, the Square 1 Agreement also provides that twelve months after we receive such funds we can borrow an additional term loan in the aggregate principal amount not to exceed $1,000,000 to be used for working capital and capital expenditures (the “Tranche B Loan”).  The Tranche B Loan matures on August 6, 2016.  The Bank also made one term loan in the amount of $225,000, which was used to repay our debt to North Carolina Biotechnology Center (the “Term B Loan”).The Term B Loan matures December 14, 2014 and requires payments on the one and two year anniversary of the date of issuance equal to five percent of the principal amount of the loan plus accrued interest, with the balance of the loan being paid on maturity.  Once repaid the loans may not be re-borrowed. The loans are secured by a lien on substantially all of our assets, including our stock in our subsidiaries but excluding our intellectual property. As of November 30, 2012, we had borrowed $725,000 under the Square 1 Bank loan.  In connection with the loan, we issued Square 1 Bank a warrant exercisable for 17,500 shares of our Series A Preferred Stock.  The warrant is exercisable for ten years at a price of $2.10 which price is subject to adjustment for certain transactions including certain dilutive transactions.  The warrant holder is entitled to piggyback registration rights with respect to the underlying shares.

The loan and security agreement with Square 1 Bank sets forth various affirmative and negative covenants that the Company must comply with, including covenants regarding financial reporting, limits on the Company’s “cash burn”, incurrence of indebtedness and mergers and acquisitions. Under the loan agreement, as amended, we are required to raise an additional $5,000,000 on or prior to December 15, 2012 and until such time, we will be in default under the loan and the bank will no longer allow us to borrow additional amounts under the loan.  In addition, our failure to comply with this financial covenant or any of the other financial covenants could result in the bank’s foreclosure of our assets securing the loan.  We expect to be able to borrow additional amounts under the loan upon the consummation of this Offering.

In April 2010, we were awarded a grant award from the National Institute of Health in the amount of $300,000, of which $248,648 was paid to us in 2011 and $51,352 was paid to us in 2010. In October 2010, we were awarded a grant from the Internal Revenue Service of $244,479, of which $162,435 was paid in 2011 and $82,044 was paid in 2010.

Current and Future Financing Needs

We have incurred an accumulated deficit of approximately $5,186,473 as of September 30, 2012. We have incurred negative cash flows from operations since we started our business. We have spent, and expect to continue to spend, substantial amounts in connection with implementing our business strategy, including our planned product development efforts, our clinical trials, and our research and discovery efforts.

The actual amount of funds we will need to operate, however, is subject to many factors, some of which are beyond our control. These factors include the following:

●

the progress and cost of our research and development activities;

●

the number and scope of our research and development programs;

●

the progress and cost of our preclinical and clinical development activities;

●

our ability to maintain current research and development licensing arrangements and to establish new research and development and licensing   arrangements;

●

our ability to achieve our milestones under licensing arrangements;

●

the costs involved in prosecuting and enforcing patent claims and other intellectual property rights; and

●

the costs and timing of regulatory approvals.

We have based our estimate on assumptions that may prove to be wrong. We continue to require additional funds to fully implement our planned research and development and may need to obtain these funds sooner or in greater amounts than we currently anticipate. Potential sources of financing include corporate partnerships or public or private sales of our shares or debt and other sources. We may seek to access the public or private equity markets when conditions are favorable due to our long-term capital requirements. We do not have any committed sources of financing at this time other than as described previously and there can be no assurance given that any additional funding will be available when we need it on terms that will be acceptable to us, or at all. If we raise funds by selling additional shares of Common Stock or other securities convertible into Common Stock, the ownership interest of our existing stockholders will be diluted. If we are not able to obtain financing when needed, we may be unable to carry out our business plan. As a result, we may have to significantly limit our operations and our business, financial condition and results of operations would be materially harmed.

License and Contractual Agreement Obligations

Below is a table of our contractual obligations for the years 2012 through 2016 and thereafter (in thousands):

	Year ended December 31,
	2012	2013	2014	2015	2016	Thereafter	Total
Total License Agreements(1)	$30	$50	$50	$60	$60	$760	$1,010
Lease Agreements(2)	43	4	—	—	—	—	47
Total	$73	$54	$50	$60	$60	$760	$1,057

————————

(1)

Represents minimum royalty payment commitments under our license agreements.

(2)

In November 2011, we entered into a thirteen month lease agreement for office space commencing February 1, 2012 for a monthly rent of $3,870.  The lease term may be extended for an additional 24 months on substantially the same terms.  Future minimum lease payments are as set forth above.

Below is a table of our contractual payments under the Company’s notes payable agreements for the years 2012 through 2016 and thereafter (in thousands):

	Year ended December 31,
	2012	2013	2014	2015	2016	Total
Notes Payable	$230	$65	$292	$71	$34	$692
Total	$230	$65	$292	$71	$34	$692

BUSINESS

Overview

We are a clinical-stage biopharmaceutical company engaged in the development of novel allogeneic, “off-the-shelf” cellular therapeutic vaccines to combat a wide range of cancers and infectious diseases. Our proprietary ImPACT “gp96-Ig” cancer therapy delivers live, genetically-modified, irradiated human cells which are “reprogrammed” to “pump out” a broad spectrum of cancer associated antigens together with a potent immune adjuvant called “gp96” to educate and activate a cancer patient’s immune system to recognize and kill cancerous cells. The secreted antigen-adjuvant complexes generate potent anti-cancer immune responses in patients by mobilizing and activating killer T cells that target multiple cancer antigens, thus harnessing a patient’s own immune system to fight cancer.  In a phase I clinical trial in non-small cell lung cancer patients (NSCLC), our “off-the-shelf” therapeutic vaccine candidate HS-110 generated potent anti-cancer immune responses in patients (including the mobilization and activation of killer T cells against multiple cancer antigens), was well tolerated and demonstrated preliminary indications of clinical efficacy.

As an “off-the-shelf” therapeutic vaccine, ImPACT uses a common master cell line to mass-produce a single vaccine product applicable to all patients for each particular cancer type, thus providing a traditional biopharmaceutical approach to deliver pan-antigen immunotherapy with logistical, manufacturing and cost of goods benefits compared to autologous patient-specific approaches.

We are in the process of initiating a Phase II clinical trial in non-small cell lung cancer (NSCLC) with our therapeutic vaccine candidate HS-110, which is derived from a genetically-modified human lung cancer cell line. The results of our recently completed Phase I clinical trial in lung cancer patients demonstrated that HS-110 was well tolerated with minimal to no indications of treatment-related toxicity with positive correlations between levels of observed immune responses and therapeutic efficacy. Specifically, the trial demonstrated a response rate of 73%3 and a median survival of 16.5 months for immune responders, versus a median survival of 4.5 months for immune non-responders. These findings were consistent with those of our multiple pre-clinical published studies.

We have also developed ImPACT therapeutic vaccines for bladder cancer, breast cancer and ovarian cancer. We plan to initiate a Phase I clinical trial for bladder cancer in early 2013 with HS-410, a genetically-modified bladder cancer cell line. To date, in excess of $13,000,000 of non-dilutive funding has been awarded by the National Institutes of Health (NIH) and through other research and clinical grants, substantially all of which has been awarded to our primary inventor in order to fund development of our technology and these clinical programs.

The table below summarizes our current product candidates and their stages of development:

Product Candidate	Indication	Phase of Development	Upcoming Milestone(s)
HS-110	Non-Small Cell Lung Cancer (NSCLC)	Completed Phase I	2013 - Initiate Phase II – Q1, 2013
HS-410	Bladder Cancer Adjuvant	Completing cGMP Manufacturing	2013 - Initiate Phase I/II
HS-310	Ovarian Cancer	Initiating cGMP Manufacturing	2014 - Phase I/II trials
HS-510	Triple Negative Breast Cancer (TNBC)	Cell line development underway	2014 - Phase I/II trials
HS-HIV	HIV	Primate Studies Underway	Complete primate studies, Q2, 2013

We plan to begin clinical trials against breast and ovarian cancer in 2014, pending receipt of additional grants or financing sources. The NIH is also currently fully funding an advanced study of our HS-HIV product candidate in non-human primates with a therapeutic and prophylactic vaccine for the treatment and prevention of HIV utilizing our ImPACT approach.

————————

3

Responders are defined as those patients exhibiting a twofold or greater increase in their CD8 cells after 6 weeks of therapy.

ImPACT Therapy—Novel Pan-Antigen Immune Activation

Our ImPACT therapy is a novel technology platform designed to educate and stimulate the immune system to combat specific disease targets, such as, cancer cells. ImPACT utilizes live attenuated, human-derived, genetically-modified cells that generate an array of cellular antigens and secrete an essential immunostimulatory protein called “gp96-Ig”. The secreted antigen and adjuvant complex are designed to generate a potent immune response to cancer cells by mobilizing and activating a patient’s own killer T cells to recognize and attack a broad array of different tumor antigens with the goal of eliminating cancer cells. In contrast with other vaccine technologies that target only one or two cancer antigens, ImPACT’s pan-antigen approach enables the body to induce and maintain an immune response against a broad array of tumor-specific proteins, providing a much broader immune response and limiting cancer cells’ ability to evade the immune system. Clinical and pre-clinical results suggest that ImPACT generates potent anti-tumor immune responses capable of not only targeting and destroying tumors, but also maintaining cancer remission, even when re-challenged with new cancer cells. Our novel, off-the-shelf, live cell therapy can be used to not only combat a wide range of cancers, but also against various infectious diseases, such as hepatitis C, malaria and HIV, for which non-human primate studies are currently ongoing.

We have leveraged our existing infrastructure by developing additional clinical candidates in areas where we can use our proprietary technology. Our success will depend on the clinical and regulatory success of our product candidates and our ability to retain, on commercially reasonable terms, financial and managerial resources, which are currently limited. To date, we have not received regulatory approval for any of our product candidates or derived any revenues from their sales. Moreover, there can be no assurance that we will ever receive regulatory approval for any of our product candidates or derive any revenues from their sales. We should have sufficient capital from the Offering to operate the company for 18-24 months.

Our ImPACT Therapy Product Candidates

We plan to initiate our Phase II clinical trial with HS-110, our lead drug candidate, against non-small cell lung cancer (NSCLC) upon completion of this Offering. The previous Phase I clinical trial of HS-110 in 18 lung cancer patients showed that HS-110 is well tolerated and safe, that it activates an immune response in a significant portion of the patients to whom it is administered, and that immune responders may demonstrate a significant increase in the overall survival compared to non-immune responders. Our Phase II trial will expand upon the Phase I results by testing HS-110 at several dose levels as well as its effectiveness in conjunction with a standard of care marketed product for NSCLC, Tarceva® (erlotinib).

We also plan to initiate a Phase I/II clinical trial against bladder cancer in the first quarter of 2013 using our HS-410 drug candidate, which is currently beginning cGMP production. We plan to utilize this drug as an immunotherapy to prevent the recurrence of bladder cancer in the setting of post-resected bladder cancer patients.

We are also anticipating initiating clinical trials using our ImPACT-based product candidates against a number of other diseases, including ovarian cancer and breast cancer.

Our Product Candidates and Clinical Development Programs

Our development program involves testing our ImPACT-based product candidates against a number of disease targets, including non-small cell lung cancer, ovarian cancer, bladder cancer and HIV. We are currently entering a Phase II clinical trial with our first therapeutic vaccine, HS-110, for non-small cell lung cancer (NSCLC). We are also planning to initiate a Phase I clinical trial of HS-410 for bladder cancer in early 2013. In addition, we may also initiate Phase I clinical trials for breast and ovarian cancer in 2013, dependent upon the receipt of additional non-dilutive grants and/or product financings. We have an ongoing advanced study in non-human primates with a therapeutic and prophylactic vaccine for the treatment and prevention of HIV. This ongoing study is fully funded by the NIH.

Investment Highlights

•

Our ImPACT technology is a novel way to activate the immune system against a variety of antigens in order to treat a wide range of cancers and infectious diseases.

•

We are entering a Phase II clinical trial for our lead product, HS-110, for non-small cell lung cancer based upon encouraging safety and efficacy data generated in our Phase I trial.

•

We expect to enter a Phase I trial for our second product, HS-410, for bladder cancer in early 2013.

•

The mechanism of action for gp96-Ig is understood. Tumors typically contain many potential antigens. 75% of immunotherapy vaccines in clinical trials target specific antigens and will thus miss other antigens that are present. gp96-Ig is unique because it binds to all viral proteins and has the ability to generate killer T cell responses for any tumor protein present.

•

We have a capital efficient business model. Heat has been able to leverage various academic research and manufacturing facilities in order to save capital expenditures that might otherwise have been spent on infrastructure. The result is that Heat has a low ongoing burn rate. Heat will continue to utilize this business model with its therapeutic vaccines for other forms of cancer and infectious diseases.

•

Our numerous products offer investors “multiple shots on goal.” Heat’s proprietary technology platform, ImPACT, is being applied to develop multiple therapeutic vaccines against a wide range of cancers and infectious diseases. We have many opportunities to generate positive results and to gain FDA approval, which lowers our dependence on any one drug in order to generate returns.  Thus, this investment does not turn on a single binary event.

•

We have also developed vaccines against HIV/AIDS. The NIH is currently funding the second phase of a pre-clinical study in nonhuman primates for HIV/AIDS. In the first phase of the study, Heat’s vaccine showed the highest response ever recorded in primates for the cytotoxic T cell virus-killing arm of the immune system. The study is still in process to see whether Heat’s ImPACT technology may reduce, prevent or eliminate infection of the HIV/AIDS virus.

•

There have been no serious adverse events (SAE’s) associated with Heat’s technology to date. In addition to HS-110’s lower cost and greater efficacy in treating tumors, a major reason for physicians to choose the ImPACT platform is that it has no known SAE’s. In contrast to chemotherapy, immunotherapy works in conjunction with the body’s immune system to reduce tumors. As a result, Heat’s therapy may be more easily tolerated by patients than other therapies.

•

Our ImPACT technology enables the company to rapidly and efficiently generate and test new drugs against a variety of different diseases.

•

Our vaccines are easier to manufacture than other competitive cancer vaccines, most of which are patient specific. Patient-specific, or autologous, approaches use tissue taken directly from the cancer patient to formulate vaccines. This is very expensive because tissue taken from one patient cannot be used for another. In contrast, Heat creates allogeneic (off-the-shelf) vaccines from a single donor cell line; this approach saves the company money and allows patients to be treated more efficiently.

•

Our therapy does not require an adjuvant. Most vaccines require the addition of another drug, called an adjuvant, to enhance their effectiveness. Adjuvants typically cause irritation at the injection site. As HS-110 is itself an adjuvant, Heat does not have to use additional adjuvants to generate and maintain an activated immune response.

Strategy

Our objective is to become a leading biopharmaceutical company specializing in the development and commercialization of allogeneic, off-the-shelf therapeutic vaccines. We are focused on discovering, developing and applying our core platform ImPACT technology towards a number of disease indications.  The key elements of our strategy are:

•

Develop and obtain regulatory approval for our ImPACT-based products. We are initiating a Phase II clinical trial against NSCLC and intend to conduct a Phase I clinical trial against bladder cancer in early 2013. Additionally, we plan to initiate clinical trials against breast and ovarian cancer in 2013, pursuant to receiving additional non-dilutive grants and/or product financings. After NSCLC, bladder, breast and ovarian cancers, we plan to initiate additional clinical trials against other disease targets utilizing our ImPACT technology platform such as pancreatic cancer.

•

Maximize commercial opportunity for our ImPACT technology. Our product candidates target large markets with significant unmet medical needs. For each of our product candidates, we seek to retain all manufacturing, marketing and distribution rights which should give us the ability to maximize the economic potential of any future U.S. or international corporate partnerships. We believe that we should be well positioned to successfully commercialize our product candidates independently or through U.S. and international corporate partnerships.

•

Further expand our broad patent portfolio. We have made a significant investment in the development of our patent portfolio to protect our technologies and programs, and we will continue to do so. We have obtained exclusive rights to four different patent families directed to therapeutic compositions and methods related to our vaccine platform and preclinical development programs for cancer.  These families comprise five PCT applications, twenty issued patents, five allowed or accepted patent applications, and twenty-nine pending patent applications.  These patents and applications cover the United States, Europe, and Japan as well as several other countries having commercially significant markets.

•

Manage our business with efficiency and discipline. We believe we have efficiently utilized our capital and human resources to develop and acquire our product candidates and programs, build a modern research facility and vivarium and create a broad intellectual property portfolio. We operate cross-functionally and are led by an experienced management team with backgrounds in developing and commercializing product candidates. We use rigorous project management techniques to assist us in making disciplined strategic program decisions and to attempt to limit the risk profile of our product pipeline.

•

Obtain additional grant funding. We plan to continue to seek and access external sources of grant funding to support the development of our pipeline programs. We will also continue to evaluate opportunities and, as appropriate, acquire or license technologies that meet our business objectives.

Disease Targets and Markets

The Oncology Market

The American Cancer Society estimates that 1.69 million people in the U.S. will be diagnosed with cancer in 2012.4 The lifetime probability of being diagnosed with an invasive cancer is 45% for men and 38% for women.  It is projected that 577,190 Americans will die from cancer in 2012.

Despite continuous advances made in the field of cancer research every year, there remains a significant unmet medical need as the overall five-year survival rate for a cancer patients diagnosed between 2001 and 2007 is an average of 67%5.  According to the Center of Disease Control, in 2011, cancer was the second leading cause of mortality in the U.S. (23.2%) behind heart disease (24.1%).6  The American Cancer Society estimates that one in four deaths in the U.S. is due to cancer.

The main treatments for cancer are surgery, radiotherapy and chemotherapy.  There are often, however, significant debilitating effects resulting from these treatments or lingering morbidity associated with these approaches to treatment of cancer.  Our goal is to develop compounds that can lengthen survival times and improve the quality of life of cancer patients and survivors.

———————

4

Siegel, R., D. Naishadham, and A. Jemal. (2012) Cancer Statistics, 2012. CA: A Cancer Journal for Clinicians. 62(1):10-29.

5

Ibid

6

http://www.cdc.gov/nchs/fastats/lcod.htm.

Even though there are a large number of patients, the treatment and management of cancer is performed by a limited number of professionals.  We plan to reach this prescriber base using a relatively small commercial infrastructure that we intend to develop in the future by either hiring internally or contracting with one or more third-party entities with an established sales force.  These development plans are dependent on our raising additional capital, the success of HS-110, HS -310, HS-410 and HS-510  and any technologies we might develop in the future and successful negotiation of commercial relationships, none of which we have completed to date.  We believe, however, assuming the efficacy and safety of HS-110 and any other technology we might acquire, that our experienced management team will raise the capital and establish the commercial relationships necessary for success.

Limitations of Current Cancer Therapies

We believe current cancer treatment alternatives suffer from a number of limitations that impair their effectiveness in improving patient survival and overall quality of life including:

•

 Toxicity.  Chemotherapeutic agents are highly toxic to the human body and very often cause a variety of significant and debilitating side effects, including, but not limited to, nausea and vomiting, bleeding, anemia and mucositis. Some targeted therapeutics have fewer systemic toxicities, but still typically have off-target effects such as gastrointestinal inflammation, severe skin reactions and breathing difficulties. These side effects limit a patient's ability to tolerate treatment and as such can deprive the patient of the potential benefit of additional treatments or treatment combinations that might otherwise destroy or prevent the growth of cancer cells. Once they become aware of the limited efficacy, limited increased survival and potentially significant toxicity of existing treatment alternatives, many patients diagnosed with terminal cancer often choose to limit or forego therapy in order to avoid further compromising their quality of life. Patients with advanced stage cancer also often cannot tolerate cancer therapy, and certain therapies can hasten death as the patient's health further deteriorates from the therapy applied.

•

Mechanism of action.  While many current therapeutic approaches can be effective against specific targeted cells, the efficacy of these therapies on treating cancer over the long term generally is limited by the abundance and diversity of the cancer and tumor cells, which is believed to enable the targeted cells to adapt and become resistant to the current therapeutic approach over time.

•

Short-term approach.  Other than tumor removal in a surgical procedure, curing the cancer is often not the intent or a potential outcome of many current cancer therapies. Rather, survival benefit is the primary focus of many currently marketed and development-stage cancer therapeutics. In this regard, many cancer therapies show only a modest impact on the overall survival of the patients and only affect the length of time that passes after treatment begins and before the patient’s disease worsens or the patient dies.

•

Immune system suppression.  A weakened immune system not only further inhibits the body's natural ability to fight cancer, but also causes patients to become more susceptible to infections and other diseases. Current approaches to cancer treatment generally involve introduction of an agent, such as a chemical, an antibody or radiation, which causes cell apoptosis (programmed cell death) or inhibit the proliferation of all cells, including immune cells, which has the unintended consequence of indirectly suppressing the immune system.

Immunotherapy Overview

Our ImPACT technology is a form of immunotherapy.  Immunotherapy involves administration of a therapeutic approach that enlists or boosts a subject’s immune system in order to fight disease.

Commonly recognized successful examples of immunotherapy include prophylactic vaccines, such as, childhood immunizations against infectious diseases such as measles, mumps, and rubella.  In these cases, usually weakened (attenuated) or inactivated viruses are injected into the body to educate certain immune system cells to recognize and remember small pieces of viral or bacterial proteins (antigens).  If and when an individual is subsequently exposed to this same pathogen, the immune system will recognize these antigens immediately and mount a potent immune response to neutralize and eliminate the pathogenic threat.

Therapeutic vaccines, such as ImPACT-based product candidates, operate in a fashion similar to prophylactic vaccines except that therapeutic vaccines are administered after the onset of a particular disease.  In each case, the human immune system is educated and harnessed to recognize and fight the disease of interest.  Cancer can be considered a failure of the immune system to effectively recognize and eliminate inappropriately dividing and multiplying (malignant) cells.  Under ordinary circumstances the human immune system continuously monitors and eliminates inappropriately dividing cells.  However, for reasons that are not entirely understood, under cancerous conditions the human system fails to recognize malignant cells and such cells evade the immune system and are permitted to inappropriately multiply, grow and metastasize to form tumors which eventually become life threatening.  Our therapeutic vaccines are designed to assist the immune system in identifying and eliminating malignant cells.  Our approach involves the introduction of cellular antigens that are characteristic of malignant cells with the goal of generating an immune response against the particular form of cancer. In our approach, in addition to introducing a number of cancer-specific antigens, we also introduce a protein known as gp96 which stimulates and primes the immune system in further recognizing cancer antigens and generates a potent and broad pan-antigen immune response against cancerous cells.

Immunotherapy Approaches

Immunotherapy is designed to stimulate and enhance the body’s natural mechanism for killing cancer cells and virus-infected cells. Generally, immunotherapeutic approaches to treat disease can be separated into two distinct classes, passive and active, based on their mechanism of action.

Passive Immunotherapy:  Passive immunotherapies generally consist of monoclonal antibodies directed at a single disease-specific enzyme or protein on the surface of the targeted cells with the goal of either killing the targeted cells or preventing them from dividing. Rather than stimulate or otherwise use the body’s immune system to initiate the attack on the disease, the attack is made by the therapy which is produced ex vivo, or outside of the body. These therapies also are not usually personalized for the patient.

Active Immunotherapy: Active immunotherapies generally consist of therapies intended to trigger or stimulate the body’s own immune system to fight disease.  It is a more specific approach to immunotherapy than passive immunotherapy because active immunotherapies have no direct therapeutic action but rather contain antigens specifically designed to activate the patient’s own immune system to find and kill the targeted cells that carry the same antigen. Active immunotherapies depend on the patient’s immune system to seek out and destroy targeted cells or tumors.  Most active immunotherapies utilize off-the-shelf antigens, known as “defined” antigens, rather than individualized, patient specific antigens, and are often paired with adjuvants, which are agents that generally activate the immune system cells to increase immune response.

Shortcomings of Immunotherapies:  Both passive and active immunotherapy approaches have shortcomings, which include:

•

Most active immunotherapies use normal, non-mutated, self-antigens which are typically poor at stimulating immune responses, even from healthy immune systems. In fact, the human immune system generally does not generate immune responses against self-antigens. Most passive and active immunotherapies also target one or only a few antigens, which increases the probability that infected cells will escape detection by the immune system and immunotherapy.

•

Most active immunotherapies employ defined antigens that are not effective against multiple types of cancer. As such, further preclinical development is necessary to help identify the relevant antigens that address the targeted cancer(s).

•

Most immunotherapies can suffer from toxicity side effects resulting in damage to healthy tissues if the target antigen is absorbed by normal cells in addition to the targeted cancer or virus-infected cells.

•

Many patients may not be able to mount effective immune responses with immunotherapy due to tumor or virus induced immunosuppression of accessory cells such as CD4+ helper T-cells, which are necessary for the immunotherapies to be effective but may be functionally impaired by the patient’s disease.

•

It can be difficult to commercialize immunotherapies based on cells derived from individual patients in a cost-effective manner as a result of the need to use manual processes to produce from a limited amount of patient material multiple doses and to store and ship the individual doses.

•

Immunotherapies that rely on defined, off-the-shelf antigens or a single targeted antigen may have limited effectiveness because even within the same type of cancer, the genetic makeup and distinct antigens of a tumor can vary significantly from patient to patient.

These shortcomings were highlighted by the findings of a study recently published in Nature Medicine where the whole genomes of 50 patients’ breast cancer tumors were sequenced alongside matching DNA from the same patients’ healthy cells to identify the genetic alterations present in the cancerous cells. The study found that the genomic pattern of each of the tumors varied significantly. Of the approximately 1,700 gene mutations found in total, most were specific and unique to the individual patients’ cancerous tumors, and that only three of the genetic mutations occurred in 10% or more of the patients.

Although many of the immunotherapies currently in clinical development have shown promising results, we do not believe that any of them utilizes a technology that employs the patient’s own cancer or virus-infected cells to create a fully personalized immunotherapy that is directly targeted to the patient’s unique genetic disease.

Our Solution: ImPACT Therapy

We believe our ImPACT Therapy has a number of advantages over existing therapies. These advantages, elaborated below, may enable us to develop commercial products that extend the survival of, and improve the quality of life for, cancer patients:

•

It is designed to fight cancer by activating the immune system against a wide variety of cancer antigens.

•

It is intended to continually secrete a wide variety of cancer-associated antigens, thus issuing a broad and sustained pan-antigen cytotoxic T-cell attack against the targeted cancer. We believe this broad-based attack increases the probability of destroying the targeted cancer.

•

It is designed to stimulate a natural immune response against specific cancer cells. We have not observed serious adverse events in our clinical trials or in our numerous published animal studies.

•

We believe that the novel mechanism of action, good tolerability and favorable safety profile will enable our ImPACT product candidates to have potential benefits across multiple disease stages and tumor types and in combination with other therapies. Our ImPACT technology can be targeted to additional specific tumor types by modifying cells from the cancer type of interest.

•

Our ImPACT Therapy represents a first-in-class adjuvant that functions as both an immune activator and an antigen-delivery vehicle. ImPACT is the only adjuvant technology platform currently known to us in clinical development that is speciﬁc to CD8+ cytotoxic T cell immune response, which is especially important for developing therapeutics in oncology as well as a number of other infectious disease indications.

•

 We believe many patients who are too ill to tolerate chemotherapy due to the associated toxicities may be able to benefit from our ImPACT product candidates.

ImPACT TECHNOLOGY PLATFORM

ImPACT Background

Our ImPACT technology represents an off-the-shelf method to deliver cancer antigens accompanied by heat shock proteins (“HSPs”) to illicit a potent immune response.  Heat shock proteins are used as a signaling mechanism by the immune system to identify mutated proteins (“antigens”), including from tumor cells.7 Although always present within certain cells, they are normally only released whenever cells die by necrosis or unnatural cell death (rather than apoptosis or natural programmed cell death and upon release are recognized by the host’s immune system, which can then direct an immune response against any foreign (pathogenic) proteins bound to the heat shock protein at the time the cell that released it died by necrosis (defined below).

When a cell dies an unnatural death, such as when it is infected and killed by a flu virus or other pathogen, it breaks open and its contents are spilled into the surrounding tissue.  This process is called necrosis.  These contents include the heat shock proteins.  Because heat shock proteins very rarely leave cells, the immune system has evolved to recognize heat shock proteins that have been released from dying cells as the sentries of a molecular alarm system.

HSP’s have several functions including:

•

Protecting tissues from pathogens by activating the immune system.

•

Acting as a chaperone to:

o

Facilitate proper protein folding within the endoplasmic reticulum.

o

Enable proper function of toll-like receptors and the innate immune system.

o

Carry irreparable proteins to intracellular garbage disposals to be degraded into peptides (short chains of amino acids – protein fragments).

•

Loading peptides onto another class of proteins known as MHC I molecules.  MHC I molecules move to the cellular surface where they are monitored by the immune system.

Heat shock protein gp96 is one of the most abundantly expressed proteins in the human body and is expressed by all cells.8 It is normally retained within cells in a compartment called the endoplasmic reticulum (ER), where it facilitates the folding of newly synthesized proteins so that they may perform their various tasks properly. Gp96 is particularly important in the process of detecting antigens as it is present in all cell types, it is able to recognize all antigens. It also induces the immune system to activate CD8+ (“killer”) T cells which then seek out and destroy the cells that are marked by antigens. Gp96 is normally only contained inside the cells (in the endoplasmic reticulum) however when a cell dies an abnormal death through necrosis (caused by an external invader like a virus) it breaks open and releases gp96 into the surrounding tissue microenvironment.  ImPACT works by modifying the chemical structure of gp96 so that a cell can continuously release it into the extracellular space accompanied by the unique peptide that it is folding at the time without causing necrosis. This allows the immune system to seek out and destroy cells characterized with antigens before the body would otherwise have detected them. This patented approach was licensed exclusively to Heat in 2008.

ImPACT Technology Overview

The problem with utilizing gp96 as a cancer immunotherapy is that it is normally retained within cells by a small region called a “KDEL sequence” that acts like a “leash”, preventing gp96 from leaving the endoplasmic reticulum. Therefore, in order to utilize gp96 as a therapeutic it would either have to be purified from individual cells or engineered to be secreted from cells.

————————

7

Annu Rev Immunol. 2002; 20:395-425. Epub 2001 Oct 4.

8

Srivastava PK, Menoret A, Basu S, Binder RJ, McQuade KL. Heat shock proteins come of age: primitive functions acquire new roles in an adaptive world. Immunity. 1998; 8:657–665.

To overcome this problem, a team led by the inventor of the technology we license deleted this KDEL sequence and replaced it with another sequence that causes the new fusion protein, called gp96-Ig, to be released from cells continuously9.  Multiple tumor cell lines were then made to express gp96-Ig, and as expected, secreted it continuously into the extracellular space in a complex with tumor proteins. The inventor of the technology we license completed the first studies utilizing the gp96-Ig therapy in a mouse model in 1998, and demonstrated that gp96-Ig vaccination effectively cross-presented tumor specific antigens to immune cells, led to expansion of Cytotoxic T Lymphocytes (CTL) and the subsequent rejection of injected tumor cells.10  Importantly, these studies demonstrated that the secreted protein gp96-Ig maintained the critical characteristics of the native gp96 protein required to generate anti-tumor immune responses.11  Thus, proof-of-principle was established that the innovation, gp96-Ig, not only retained the desired properties of the native gp96 protein, but significantly enhanced those functions and led to powerful tumor-killing immune responses.

Our ImPACT technology platform:

•

Effectively cross-presents tumor antigens and leads to killer T cell activation

Published studies in mice showed that killer T cell activation was approximately 10 million times greater with ImPACT secreted gp96-Ig than with a corresponding gp96 protein injection.12 The secreted gp96-Ig secretes itself out of the cell in a sustained release for several days after injection. This creates a sustained immune response. Additionally, the immune response kills tumor cells, releasing additional gp96 and creating a continuous response loop that supports persistent activation of killer T cells. This data suggests that gp96-chaperoned peptides may represent the most efficient, robust pathway for presenting a cell’s antigens to the immune system and activating killer T cells.

•

Binds and presents all potential tumor antigens to the immune system simultaneously

A single type of tumor (or virus) might have multiple strains derived from numerous tumor cells. These different strains have different antigens, all of which are capable of initiating an immune response. By creating a vaccine from a native tumor-cell line, we believe that ImPACT’s technology can develop a therapy that shares many common features with patients’ tumors of the same origin. We believe this “blanket” approach will provide each patient with a higher likelihood of a positive response to the therapy.

•

Features killer T cell Activation that is independent of CD4+ T cell help

Animal studies have confirmed that our technology initiates a mechanism called cross-presentation that is critical to inducing tumor rejection. Importantly, it does this independently and successfully without additional CD4+ T cell recruitment, which is typically required in a normal immune system response. This is particularly important in cancer and HIV because helper T cell activity is frequently impaired in these disease states.

•

Causes few side effects

Our technology allows the body to recognize cancer as a foreign entity and uses the body’s natural immune mechanism to fight it. In doing so, we believe Heat’s therapy will generate fewer side effects and that patients will be able to maintain a higher quality of life.

———————

9

Yamazaki, K., Nguyen, T., and Podack, E.R. (1999). Cutting Edge: Tumor Secreted Heat Shock-Fusion Protein Elicits CD8 Celles for Rejection. J Immuno 1999; 163:5178-5182.

10

Ibid.

11

Oizumi, S., Strbo, N., Pahwa, S., Deyev, V., and Podack, E.R. (2007). Molecular and cellular requirements for enhanced antigen cross-presentation to CD8 cytotoxic T lymphocytes. J Immunol 179, 2310-2317.

12

Ibid.

The distinguishing characteristics of ImPACT are:

(i)

Heat’s patented approach uses modified heat shock proteins to stimulate an immune response against multiple antigens contained within cancer cells while most other immunotherapy approaches target only a single antigen. Cancer cells express different antigens that can be used to initiate an immune response. Each ImPACT vaccine is created from a native tumor-cell line that we believe expresses the widest array of antigens common to a particular type of cancer. This is a pan-antigen approach will provide each patient with a higher likelihood of a response to the therapy.

(ii)

Heat’s vaccines are “off-the-shelf” (allogeneic) and are therefore far less expensive to manufacture than patient-specific (autologous) vaccines. Heat’s vaccines are mass-produced from a single source while other immunotherapy approaches require physicians to extract a patient’s blood and/or cells, send them to a lab where a personalized vaccine is created, and then have them shipped back to the physician for injection into the patient.

(iii)

While there are competing companies that are developing therapies that are both “off-the-shelf” and which target multiple antigens, Heat’s ImPACT technology is the only known “off-the-shelf” (allogeneic) vaccine that  directly induces “cross-presentation” to the CD8+ (“killer”) T cells, which are the cytotoxic arm of the immune system. Stimulating these CD8 (killer) T cells through “cross-presentation” has recently been shown to be critical to the induction of effective anti-tumor immunity.13 Heat is able to leverage gp96 to serve as its own powerful immune stimulant (adjuvant) while other companies’ technologies rely on the use of a secondary adjuvant like GMCSF or Alum.

Our Product Candidates and Clinical Development Programs

We have initiated a development program to target our technologies against a range of diseases, including small-cell lung cancer, bladder cancer, breast cancer and ovarian cancer. We are currently in a Phase II clinical trial with our first therapeutic vaccine, HS-110, against non-small cell lung cancer (“NSCLC”), and we are planning to initiate a Phase I clinical trial for bladder cancer in early 2013. We plan to initiate Phase I trials for breast and ovarian cancer in 2013, pursuant to receiving additional non-dilutive grants and/or other financings. We are also completing an advanced study on primates for the development of a therapeutic and prophylactic vaccine for the treatment and prevention of HIV. This study continues to be fully funded by the NIH.

Summary of HS-110 Clinical Trials

Phase I Clinical Trials

A Phase I clinical trial with HS-110 in patients with very late stage IIIB/IV non-small cell lung cancer (NSCLC) was completed at the Sylvester Comprehensive Cancer Center with a total of 18 patients dosed. The primary purpose of this trial was to demonstrate safety of HS-110, while the secondary endpoints were the induction of gp96-Ig specific immune responses and the overall survival rate. The patients were divided into 3 groups. Group 1 received a dose of the vaccine once every two weeks for 18 weeks, group 2 received a half-strength dose every week for 18 weeks and group three received two doses (quarter strength each) of the vaccine per week for 18 weeks.

Our Phase I trial was conducted as an investigator-sponsored IND and was fully funded by the NIH. The criteria for inclusion was: (i) patients with histologically confirmed NSCLC stage IIIB, stage IV, or recurrent disease; (ii) at least one site of bi-dimensionally measurable disease; (iii) treated brain metastasis must be stable by CT scan or MRI for at least 8 weeks; (iv) patient must have received and failed at least two lines of therapy (one of them erlotinib); (v) age ≥ 18 years; ECOG performance status 0-2; life expectancy ≥ 3 months; and (vi) signed informed consent.

————————

13

Ll Hildner K, Edelson BT, Purtha WE, Diamond M, Matsushita H, Kohyama M, Calderon B, Schraml BU, Unanue ER, Diamond MS, Schreiber RD, Murphy TL, Murphy KM. Science. 2008 Nov 14; 322(5904):1097-1100.

18 patients were dosed in our Phase I trial.  The median age was 67 years (range 38-86). There were no serious adverse events. Most adverse events were grade 1 or 2 involving transitory erythema and skin induration. Seven of 18 (39%) patients achieved disease stabilization for a clinical benefit of 39% (95% CI: 17.3-64.3%). Median survival was 8.1 months (95% CI: 6.7-18.2).  In 11 of 15 patients (73%) there was a twofold or greater increase CD8 cells secreting interferon gamma (CD8-CTL IFN-γ) following vaccination, and these patients showed a median survival of 16.5 months. There were no serious adverse events (SAE) or immune related events (IRE) with the vaccine or the vaccinations. Most of the adverse events (AEs) were grade 1 or 2 and involved erythema and skin in duration that were transitory and usually resolved in 1-2 weeks.

Seven of 18 patients (39%; 95% CI: 17.3- 64.3%) achieved disease stabilization after the first course of vaccinations (6 weeks) and eleven patients had disease progression. The Kaplan Meier estimate of median time to progression was 1.4 months (95% CI: 1.3-2.7), and the PFS rates at 1, 2 and 3 months were 88.9% (95% CI: 62.4- 97.1%), 38.9% (95% CI: 17.5-60.0%), and 11.1% (95% CI: 1.9-29.8%), respectively. Of note, two patients remained progression free for just over 7 months.

The typical median survival period for late-stage lung cancer is 4.5 months for patients who are not receiving any treatment.  As of June 1, 2012, 3 of 18 patients remain alive and have been followed for 12.2, 21.0, and 38.8 months, respectively. The Kaplan-Meier estimate of median survival was 8.1 months (95% CI: 6.7- 18.2), and the 1, 2, and 3-year OS rates were 44.4% (95% CI: 21.6-65.1%), 19.0% (95% CI: 4.8- 40.3%), and 9.5% (95% CI: 0.8-32.1%), respectively. Overall survival is shown in the figure below (upper panel). Tests of baseline characteristics found no significant difference in OS by age (≤ 67 v >67, p=0.944), gender (p=0.228), stage (p=0.248), histology (adenocarcinoma v NOS p=0.501) or extent of prior treatment≤(7 vs. > 7, p=0.275). Hispanic ethnicity and fully active ECOG status were associated with improved OS on univariate analysis (p=0.020 and p=0.043, respectively, log rank test), but neither factor remained significant in a bivariate Cox model (p=0.098 and p=0.158, respectively).

Based upon these Phase I results, HS-110 appears to be safe and capable of generating CD8-CTL IFN-γ immune responses in patients with advanced NSCLC. The vaccine was not associated with any serious adverse events (SAEs). Skin reactions at the vaccination site were minimal and of short duration and there was no evidence of the generation of any autoimmune phenomena. In lieu of a dose escalation design, the design of the Phase I trial involved increasing the frequency of vaccination, while still retaining the total dose of vaccine cells administered. A more frequent vaccination schedule caused increased tumor rejection in preclinical models and also anecdotally appeared to be of benefit in this study.

HS-110 generated strong immune responses in most patients.  Since NSCLC is known to be highly immunosuppressive, we believe that by overcoming tumor-induced-suppression with frequent vaccinations as observed anecdotally in the Phase I study and the generation of an observed potent polyepitope specific CD8 CTL is highly encouraging and warrants further study.

We believe that clinical benefit, based on stabilization of disease and overall survival, was observed. The overall rate of survival was above the historically expected rate for these heavily pretreated patients with very poor prognoses. Most of the patients (84%) had failed more than 3 lines of therapy before enrolling in this trial. Disease stabilization was achieved in 7 of the 18 patients. The most intriguing finding was that the 11 patients who demonstrated a more than twofold increase in the frequency of IFN-γ secreting CD8 CTL had a notably longer median survival rate than patients who did not experience the increase.

Our preliminary Phase I results, indicate that HS-110 may significantly increase median survival for responding patients as compared to historical controls. For this analysis, the overall survival of the patients on the trial is compared to published historical controls. The historical control used for this analysis was determined using a meta-analysis of patients with stage IIIB/IV NSCLC with an equivalent performance status (0-1) of the patients on the current trial who had failed 4 prior lines of therapy. The patients enrolled in our trial had failed an average of 7 prior lines of therapy. Although preliminary in nature, the data indicates that the patients treated with the HS-110 vaccine may have an increase in survival over historical controls both in terms of median survival and overall survival. It is also important to note that 11 of the 18 patients enrolled on the trial at the time of the interim analysis were on arm 1 of therapy, which is expected to be the least effective based on preclinical studies. Other patients were enrolled in arms 2 and 3, where we would anticipate improved responses in patients according to the more frequent dosing schedule (and this is what did occur).14 To date, several patients’ disease have stabilized, including some patients with very large primary lesions in the lung as well as multiple distant metastatic sites, including the liver and lymph nodes.

Positive Phase I Trial Results

- No Serious Adverse Events
- Improved 1-year survival
  - 5% for historical control*
  - 42% for HS-110 treated
- Significant extension in progression-free survival based on dosing density
- Patient Experience:
  - *"For the 12 week duration of the trial, I watched as the disease in my lungs diminished as evidenced by CT, and as blood tumor markers decreased in response to the vaccine treatment." – Alliance for Cancer Gene Therapy, HS-110 Trial*

1.00
0.75
0.50
0.25
0.00
Proportion surviving
Median 7.9 months
95% CI: 6.7 - 18.2
15 deaths in 18 patients
Phase I Results
Historical Control*
At risk
18
14
7
4
2
1
0
0
6
12
18
24
30
36
Months from treatment start

** Massarelli E. Lung Cancer;2003:39 – Meta Analysis*

Immune Response Predictive of Survival

Twofold CD8 increase
No
Yes
p <.0001
1.00
0.75
0.50
0.25
0.00
Proportion surviving
0
6
12
18
24
30
36
Months from treatment start

15 patients measured - 11 positive CD8 increase, 4 no change

Patients demonstrating ≥ doubling of immune response show highly significant increases in survival from 4.5 months to 16.5 months+ (p≤0.0001)

————————

14

Thus far patient-immune responses (as measured by Interferon-gamma ELISPOT) exhibit HS-110 dose dependent increase in patient CD8+ T cells activation.

ONCOLOGY INDICATIONS of ImPACT

Lung Cancer

Disease

Lung cancer is the leading cause of cancer-related death in the United States.  According to the National Cancer Institute, in 2012, lung cancer is expected to account for 26% of all female cancer deaths and 29% of all male cancer deaths.  An expected 226,160 people will be diagnosed with lung cancer in the United States in 2012.  Of these lung cancers, roughly 85-90% will present as non-small cell lung cancer. Patients with advanced clinical stage IIIA/IV disease visible on chest radiography have a 5-year survival rate as low as 2-5%.  Thus, approximately 190,000 people will be diagnosed with NSCLC each year and be eligible to receive ImPACT therapy15.

Clinical Development

Our technology was the subject of an  investigator initiated Phase I clinical trial conducted at the Sylvester Cancer Center for the treatment of Non-Small Cell Lung Cancer (“NSCLC” or “lung cancer”) to establish safety and  proof of concept clinical efficacy.

After completion of the Phase I trial, we convened a meeting with the FDA and the FDA has allowed us to proceed with our Phase II clinical trial.  Our current Phase II study has been designed as a combination therapy with erlotinib.  The trial is structured as a multicenter randomized, active controlled add-on dosing study to evaluate the immune response, safety and efficacy of HS-110 when combined with erlotinib in non-small cell lung cancer (NSCLC) patients with locally advanced or metastatic non-EGFR mutated non-small cell lung cancer after failure of at least one prior chemotherapy regimen.  We anticipate opening approximately 15 clinical sites and enrolling approximately 300 patients with an expected enrollment period of 18 months.  In the Phase II trial, patients are intended to be enrolled in one of two dose groups or a control group.  The primary endpoint of the study is to characterize the immune response from HS-110 vaccination in patients with advanced NSCLC (Stage IIIB and IV) and to evaluate the safety of HS-110 when combined with erlotinib.  Secondary endpoints include evaluation of the anti-tumor effect of HS-110 added to erlotinib; response evaluated by RECIST, time to tumor progression, and the immune response criteria.

Bladder Cancer

Disease

In the United States, bladder cancer is the fourth most common type of cancer in men and the ninth most common cancer in women. According to the National Institutes of Cancer, 1 in 42 men and women will be diagnosed with bladder cancer during their lifetime, a total of more than half a million patients in the US.  There are more than 70,000 cases of bladder cancer diagnosed each year in the U.S., resulting in over 14,000 deaths per year. Available treatments are currently not effective, thus this remains an area of high unmet need.

Clinical Development

The Bladder Cancer Phase I/II Trial

cGMP-grade cell lines are currently being developed that will be used to treat patients with advanced bladder cancer. It is anticipated that these cellular vaccines will be completed by the 3rd quarter of 2012, with a Phase I/II clinical trial beginning thereafter. In parallel with our clinical development plans, we have engaged a vendor as our clinical grade contract manufacturer for our future potential Phase III trial.

————————

15

http://www.cancer.gov/cancertopics/pdq/treatment/non-small-cell-lung/healthprofessional.

Preparation of IND documents in support of HS-410 for bladder cancer are in progress.  We anticipate a pre-IND meeting will be scheduled in early 2013 with IND activation in Q2, 2013.  Manufacture of cGMP material in support of the bladder cancer program is underway with product release anticipated for Q1, 2013.  This initial IND will include a 120 patient, Phase I/II trial to examine safety, tolerability, immune response and preliminary clinical activity of the combination of HS-410 with mitomycin-C in patients with high risk, superficial bladder cancer.  We anticipate including approximately 8-10 clinical sites with an enrollment period of 12-18 months.

The Phase I portion will randomize 18 patients in 1:1 fashion to either a high or low dose group.   Patients will receive weekly intradermal injections of HS-410 for 18 weeks and immune response will be evaluated at baseline, week 6, week 12 and week 18.  The first 4 patients in each dose group will be enrolled at 2 week intervals to allow opportunity to assess safety and tolerability of the combination of HS-410 and interstitial mitomycin-c.  At the completion of the Phase I program, the dose resulting in the optimal immune response will be advanced to Phase II.  In the phase II portion, patients with a 1st recurrence of superficial bladder cancer following adjuvant BCG therapy will be enrolled in 2:1 fashion to HS-410 or placebo in combination with mitomycin C.  Primary endpoint will examine time to 2nd recurrence of bladder cancer.   Other endpoints will include recurrence rate, progression rate and immune response.

Triple Negative Breast Cancer

According to the National Cancer Institute, there will be 229,060 new cases of breast cancer diagnosed in 2012. Approximately 10-20% of those cases will be triple negative breast cancer (TNBC), an aggressive form of the disease marked by earlier age of onset, worse clinical outcome, and a higher rate of local relapse. This disease cannot be treated by hormone therapy or receptor-directed monoclonal antibodies. New approaches for treatment to prevent relapse in this disease after early treatment need to be investigated.

Clinical Development

The TNBC Phase I Trial

cGMP grade cell lines are currently being developed that will be used to treat patients with TNBC. It is anticipated that these cell lines will be completed by the 4th quarter of 2012, with a Phase I clinical trial pending the availability of adequate funding.

Ovarian Cancer

Disease

Ovarian cancer accounts for about 3% of all cancers among women and ranks the second among gynecologic cancers. According to the National Cancer Institute, an estimated 22,280 new cases are expected in the US in 2012. Ovarian cancer causes more deaths than any other cancer of the female reproductive system, and will lead to an estimated 15,500 deaths in the United States in 2012.16 Due to the prevalence of ovarian cancer and its poor prognosis, particularly when discovered late, the development of novel therapeutics for the treatment of ovarian cancer is a high priority.

Clinical Development

To address this problem, cGMP-grade cellular vaccines are being developed that will be used to treat patients with advanced serous ovarian carcinoma. It is anticipated that these cell lines will be completed by late 2012, with a Phase I clinical trial pending the availability of adequate funding.

————————

16

http://www.cancer.gov/cancertopics/pdq/treatment/ovarianepithelial/HealthProfessional.

Other Cancers

Our ImPACT-technology is a broad based approach and can be used to combat a variety of cancers. We are in the process of identifying available cell lines, such as pancreatic cancer, melanoma, glioblastoma, and vesicular lymphoma. We expect to have several additional ImPACT-based products in the clinic in 2013.

Infectious Diseases

To date, our lead researcher has received in excess of $4,000,000 in governmental and institutional funding for HIV and hepatitis C virus (HCV) research using our ImPACT-technology.  We do not intend to use any of the proceeds of this Offering to further any HIV or HCV research and instead plan to conduct additional research with respect to the use of our ImPACT-technology for the treatment of such diseases solely through additional governmental and institutional grants, if any, that may be received.

Manufacturing

We rely on third-party manufacturers to produce and store our product candidates for clinical use and currently do not own or operate manufacturing facilities. The HS-110 used in our Phase I and Phase II clinical trials was and is currently manufactured by our cGMP contractors under current good manufacturing practices (cGMP). The company has completed production of clinical grade material for our Phase II clinical studies. We have retained a vendor to manufacture the HS-110 to be used in our potential Phase III clinical trials and commercialization.

We have retained a vendor, who has begun production of HS-110 to be used in our Phase III clinical trials.  We entered into an eight year Manufacturing Services Agreement, dated October 19, 2011, with the vendor (the “Manufacturing Agreement”). The Manufacturing Agreement provides that the vendor will manufacture products based on our ImPACT technology intended for use in pharmaceutical or medicinal end products, including, without limitation, products in a final packaged form and labeled for use in clinical trials or for commercial sales to end users in accordance with the terms and conditions of individual statements of work. The Manufacturing Agreement requires that we purchase certain minimum amounts each year from the vendor. The Manufacturing Agreement may be terminated by the parties upon mutual agreement, and by each party for a material breach by the other party that is not cured within the cure period,  upon notice that a clinical trial for which product is being produced under the agreement is suspended or terminated or upon the other party’s insolvency, dissolution or liquidation.. In addition, we entered into a convertible note with the vendor that will convert to equity upon consummation of this Offering at the Offering Price. The maximum outstanding amount that we may borrow under the convertible note at any one time is $950,000.  The note accrues interest at a rate of 12% per year payable at maturity.  As of November 30, 2012, there is $142,106 outstanding under the convertible note. The Manufacturing Agreement allows the vendor to treat unpaid invoices as advances of principal under the convertible note. For a period of one year following conversion of the note, the vendor is entitled to designate an observer to attend all of our board meetings.

The HS-110 used in our clinical trials was and is currently manufactured under current good manufacturing practices (cGMP). The vaccine is grown in large quantities and quality tested according to FDA guidelines. Following testing,  the vaccine is irradiated, which is a commonly used attenuation process that eliminates the ability of the gp96-Ig-containing vaccine cell lines from replicating, but allows it to continue secreting gp96-Ig for a period of several days. Quality tested, irradiated batches of the vaccine are then dispensed into individual doses and frozen in liquid nitrogen. These batches of frozen vaccines are stable for long periods of time, and are thawed immediately prior to administration to patients. Sufficient material to complete the phase I/II study has already been produced, and preparations are underway to produce quantities required for subsequent clinical trials.  As mentioned above, Heat has engaged an experienced contract manufacturer to develop and characterize cGMP scale-up procedures and ultimately manufacture clinical grade, cGMP material for the Phase III pivotal trial.

Competition

The pharmaceutical industry and biologics industry are each highly competitive and characterized by a number of established, large pharmaceutical companies and other companies, as well as smaller companies like ours.  If our competitors market products that are less expensive, safer or more effective than any future products developed from our product candidates, or that reach the market before our approved product candidates, we may not achieve commercial success. Technological developments in our field of research and development occur at a rapid rate and we expect competition to intensify as advances in this field are made. We will be required to continue to devote substantial resources and efforts to our research and development activities.

As a biotech company with a cancer immunotherapy as its lead therapeutic, we compete with a broad complement of companies. At the highest level, cancer immunotherapy can be seen as both a complement and a potential competitor to any oncology therapy, most notably chemotherapy, biologics and small molecule drugs. Not only do we compete with companies engaged in various cancer treatments including radiology and chemotherapy but we also compete with various companies that have developed or are trying to develop an immunology vaccine for the treatment of cancer.  Certain of our competitors have substantially greater capital resources, large customer bases, broader product lines, larger sales forces, greater marketing and management resources, larger research and development staffs and larger facilities than ours and have more established reputations as well as global distribution channels that may be more effective than ours. Our most significant competitors, among others, are fully integrated pharmaceutical companies such as Eli Lilly (Alimta), Bristol-Myers Squibb (Erbitux) and Sanofi-Aventis (Eloxatin), and more established biotechnology companies such as Roche/Genentech (Avastin and Tarceva), and competing cancer autologous immunotherapy companies such as Dendreon and others which have substantially greater financial, technical, sales, marketing, and human resources than we do. These companies might succeed in obtaining regulatory approval for competitive products more rapidly than we can for our products. In addition, competitors might develop technologies and products that are cheaper, safer or more effective than those being developed by us or that would render our technology obsolete. In addition, the pharmaceutical and biotechnology industry is characterized by rapid technological change. Because our research approach integrates many technologies, it may be difficult for us to remain current with the rapid changes in each technology. If we fail to stay at the forefront of technological change, we may be unable to compete effectively. Our competitors may render our technologies obsolete by advancing their existing technological approaches or developing new or different approaches.

We expect to compete with other pharmaceutical and biotechnology companies, and our competitors may:

•

develop and market products that are less expensive, more effective or safer than our future products;

•

commercialize competing products before we can launch any products developed from our product candidates;

•

operate larger research and development programs, possess greater manufacturing capabilities or have substantially greater financial resources than we do;

•

initiate or withstand substantial price competition more successfully than we can;

•

have greater success in recruiting skilled technical and scientific workers from the limited pool of available talent;

•

more effectively negotiate third-party licenses and strategic relationships; and

•

take advantage of acquisition or other opportunities more readily than we can.

We expect to compete for market share against large pharmaceutical and biotechnology companies, smaller companies that are collaborating with larger pharmaceutical companies, new companies, academic institutions, government agencies and other public and private research organizations.

Many major pharmaceutical companies have at least one immunotherapy drug or therapeutic in development, either directly or in partnership with a smaller biotech firm.  Some of our competitors that are developing competitive  immunology drugs and  therapeutics include Merck kGaA/Oncothyreon’s Stimuvax for the treatment of breast cancer  and NSCLC; Transgene and its product TG4010 for the treatment of NSCLC lung cancer; GlaxoSmithKline and its product MAGE-A3 for the treatment of melanoma, NSCLC, multiple myeloma and squamous cell carcinoma; Oxford BioMedica and its product TroVax for the treatment of prostate, kidney and colorectal cancer); NewLink Genetics and its treatment for pancreatic cancer and lung cancer; Celldex/Pfizer and their product  CDX-110 for the treatment of malignant brain cancer; and Dendreon and its product Provenge for the treatment of prostate cancer.

The primary treatments for non-small cell lung cancer are surgery, radiation, chemotherapy and various combinations of each of these treatments. A large number of patients, particularly with advanced disease, are refractory to these treatments and are subsequently treated with a number of emerging biologic agents, including immunotherapy. Some examples of therapies commonly attempted with stage IIIB/IV NSCLC patients include: Alimta (pemetrexed), Avastin (bevacizumab), Tarceva (EGF inhibitor), Gemzar (gemcitabine), Erbitux (cetuximab), Carboplatin, Taxol, VP16 and Arlibercept. It is unlikely that biologic agents will compete with more traditional therapies in the short-term, but many oncologists believe that such therapies will eventually become the mainstay of lung cancer therapy. None of these agents have proven particularly effective for stage IIIB/IV NSCLC patients, with the most effective therapies only increasing survival by a few months. As a result, we do not consider these agents to be direct competitors to HS-110 because they are likely to be given either in sequence or in conjunction with some of the agents listed. Furthermore, many patients cannot tolerate many of the chemotherapeutics listed. Thus, if the positive safety profile of HS-110 continues (without observation of local or systemic toxicities, none of which have been seen to date), it is likely that HS-110 would be preferred both by physicians and patients in this stage of disease.

As previously stated we compete with other forms of cancer treatment such as biologic therapies in addition to immunology therapies.  There are several biologic therapies in clinical development against NSCLC that have been identified as potential competitors to HS-110. In particular, a cell-based vaccine therapy, Lucanix, is in development by NovaRx. Lucanix has entered phase III clinical trials and has shown moderate success in patients. Should Lucanix receive FDA approval before HS-110, it might facilitate the FDA approval of HS-110 because it is also a cell-based immunotherapy. Approval of Lucanix could, however make the marketing and acceptance of HS-110 more difficult because it would represent a direct competitor. We believe HS-110 represents a superior approach to Lucanix, because Lucanix does not contain any mechanism of specific immune activation.

Our strategy is to emphasize what we believe to be our competitive advantages which are that our therapy will have less side effects than most other chemotherapies,  will be available at lower prices than other therapies and will work on almost all types of cancer and not just one specific type.

Although all chemotherapy drugs have severe side-effects such as overall damage to the immune system, not only to cancerous cells, leading to hair loss, nausea and vomiting, and considerable pain, etc. and the side effects from immunotherapy are vastly reduced if not eliminated because immunotherapy works with the body’s own immune response, we will still compete with chemotherapy drugs and therapeutics in the market.  Treatments such as Interferon sell for approximately $30,000 per course of therapy, and Interferon has side effects similar to those of chemotherapy.  Single agent chemotherapies are priced between $500 and $5,000 per course of therapy. More and more commonly however, chemotherapy is not given as single agent therapy; when given in combined regimens, the cost can easily escalate to upwards of $10,000-$20,000 per course.

•

According to Schreiber et. al., patient-specific vaccines are not more effective than off-the shelf vaccines such as HS-110 in reducing tumors.17 Furthermore, patient-specific vaccines cost far more to produce than off the shelf (allogeneic) vaccines such as Heat’s HS-110, where any donor tissue can be used. For example, FDA-approved patient-specific Provenge is estimated to cost $93,000 for a typical three dose treatment.  Over 95% of newly developed cancer immunotherapies cost over $20,000 per course of treatment.

Grant Funding

To date, in excess of $13,000,000 in grants, have been awarded to fund development of the technology and clinical trials upon which our clinical programs are based, substantially all of which has been awarded to the primary inventor of the technology we license.

————————

17

Schreiber, TH, et al. Tumor Immunogenicity and Responsiveness to cancer vaccine therapy: The State of the Art. Semin Immunol (2010), doi:10.1016/j.smim.2010.02.001.

Grant awards for development of ImPACT

Grant Title	Granting Organization	Amount
Regulation of Anti-Tumor Immunity	NIH	$4,922,000
Molecular Mechanism of Anti-Tumor and Anti-Bacterial Cytotoxicity	NIH	$2,532,000
Mechanisms of mucosal protection by HPV-SIV and gp96-Ig-SIV vaccines	NIH	$2,000,000
Systemic and mucosal HIV-immunity by HSP-gp96 vaccines	NIH	$451,000
Induction of mucosal SIV immunity in non-human primates by secreted HSP-gp96	NIH	$2,125,000
Clinical Translation of Gene Therapy for Lung Cancer Award Recipient	Alliance for Cancer Gene Therapy	$1,000,000
Clinical Translation of Gene Therapy for Lung Cancer Award Recipient	State of Florida	$100,000
QTDP Grant	Dept. of Treasury	$244,000

Intellectual Property

License Agreements and Intellectual Property

Our goal is to obtain, maintain and enforce patent protection for our products, formulations, processes, methods and other proprietary technologies, preserve our trade secrets and rights in our unique biological materials, and operate without infringing on the proprietary rights of other parties, both in the United States and in other countries. Our policy is to actively seek to obtain, where appropriate, the strongest intellectual property protection possible for our current product candidates (ImPACT therapy) and any future product candidates, proprietary information and proprietary technology through a combination of contractual arrangements and patents, both in the U.S. and abroad.  However, even patent protection may not always afford us with complete protection against competitors who seek to circumvent our patents. See “Risk Factors - Risks Relating to Our Business” – “We have limited protection of our intellectual property.”

We will continue to depend upon the skills, knowledge and experience of our scientific and technical personnel, as well as that of our advisors, consultants and other contractors, none of which is patentable. To help protect our proprietary know-how, which is not patentable, and for inventions for which patents may be difficult to enforce, we currently rely and will in the future rely on trade secret protection and confidentiality agreements to protect our interests. To this end, we require all of our employees, consultants, advisors and other contractors to enter into confidentiality agreements that prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries and inventions important to our business.

License Agreements

In July 2008, we entered into an exclusive license agreement with a University (the “University”) for ImPACT, technology, which was subsequently assigned to our subsidiary Heat Biologics I, Inc. which issued to the University shares of its Common Stock representing seven and one half percent (7.5%) of its Common Stock, of which 5% is non-dilutable until such time as we receive cash proceeds of at least $2,000,000 in equity investments. The term of the license is the length of the last to expire patent, unless terminated earlier.  We obtained exclusive, worldwide rights to make, use or sell licensed materials based upon the following U.S. patent applications:

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Serial number 60/075,358 entitled “Modified Heat Shock Protein-Antigenic Peptide Complex” and filed on February 20, 1998; Serial number 09/253,439 entitled “Modified Heat Shock Protein-Antigenic Peptide Complex ” and filed on February 19, 1999;

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Serial number 11/878,460 entitled “Recombinant Cancer Cell Secreting Modified Heat Shock Protein-Antigenic Peptide Complex” and filed on July 24, 2007; all U.S. patents and foreign patents and patent applications based on these U.S. applications; as well as all divisionals, continuations,  and those claims in continuations-in-parts (to the extent they are sufficiently described in the ‘358, ‘439, or ‘460 applications) of the foregoing, and any re-examinations or reissues of the foregoing (the “IP License”).  The foregoing includes certain foreign patents and patent applications as well.  The IP License also provided an option to negotiate a worldwide, exclusive license to improvements.

As consideration for the rights granted in the license agreement, we agreed to pay the University upfront license fees and additional yearly payments under each license. We are responsible for all patent costs, past and future, associated with the preparation, filing prosecution, issuance and maintenance of the applications.  In addition, the agreements contain certain milestone payments as well as royalty payments equal to a percentage of net sales if a product incorporating the licensed technology is commercialized.  In the event that we sublicense the licensed technology to a third party, we are obligated to pay royalties to the University equal to a percentage  of what we would have been required to pay to the University had we sold the amount of the product ourselves. The license agreements provide that the licensor has the right to terminate the license if we have not introduced, or at least used our best efforts to introduce, a licensed product in the commercial marketplace in the US, EU, or Japan by a December 31, 2020; and otherwise exercise diligence to bring licensed products to market or in the event of our insolvency or bankruptcy.  In addition, either party has a right to terminate the license agreement upon a material breach of an obligation under the license agreement by the other party if such breach is not cured and we have the right to terminate upon 90 days notice.  In the event of a termination, we are obligated to pay all amounts that accrued prior to such termination.  In the event that we breach a material term of one or both of the license agreements, the University has the option to terminate the agreement following the giving of notice and an opportunity to cure any such breach.  The license agreement also contains other customary clauses and terms as are common in similar agreements between industry and academia.

In February 2011, our subsidiary, Heat Biologics I, Inc., entered into several additional exclusive license agreements with the University related to the first two agreements.  The terms of the licenses are the length of the patent that is last to expire, unless terminated earlier.  In the IP License, we obtained exclusive, worldwide rights to make, use or sell licensed materials based upon the following U.S. patent applications:

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Serial number 61/347,336 entitled “Cancer Treatment” and filed on May 21, 2010, all U.S. patents and foreign patents and patent applications based on these U.S. applications; as well as all divisionals, continuations, and those claims in continuations-in-parts (to the extent they are sufficiently described in the ‘358, ‘439, or ‘460 applications) of the foregoing, and any re-examinations or reissues of the foregoing.

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Serial number 61/033,425 entitled “Allogeneic Cancer –Based Immunotherapy” and filed on March 3, 2008 and PCT 2009/001330 “Allogeneic Cancer –Based Immunotherapy” filed on March 3, 2009, as well as all divisionals, continuations, and those claims in continuations-in-parts (to the extent they are sufficiently described in the ‘358, ‘439, or ‘460 applications) of the foregoing, and any re-examinations or reissues of the foregoing.

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Serial number 61/033,425 entitled “Heat Shock Protein GP96 Vaccination and Methods of Using Same” filed on March 20, 2008 and PCT 2009/001727 “Heat Shock Protein GP96 Vaccination and Methods of Using Same “ filed on March 19, 2009, as well as all divisionals, continuations,  and those claims in continuations-in-parts (to the extent they are sufficiently described in the ‘358, ‘439, or ‘460 applications) of the foregoing, and any re-examinations or reissues of the foregoing.

As consideration for the rights granted in the license agreements, we agreed to pay the University certain upfront license fees, past patent fees as well as royalties on commercialized products incorporating the licensed technology.  The license agreements provide that the licensor has the right to terminate the license if the licensee has not introduced, or at least use it best efforts to introduce, a licensed product in the commercial marketplace in the US, EU, or Japan by a December 31, 2020; and otherwise exercise diligence to bring licensed products to market or in the event of our insolvency or bankruptcy.  In addition, either party has a right to terminate the license agreement upon a material breach of an obligation under the license agreement by the other party if such breach is not cured and we have the right to terminate upon 90 days notice.  In the event of a termination, we are obligated to pay all amounts that accrued prior to such termination.

In addition to the licenses obtained from the university, we have entered into agreements with (i) Val-Chum/Centre Hospitalier De L’Universite De Montreal; (ii) the Regents of the University of Michigan; and (iii) the American Type Culture Collection (“ATCC”) for the evaluation of certain biological materials.

In July 2011, we entered into an exclusive license agreement with the University of Michigan to use, market, offer for sale, sell and/or sublicense materials and processes related to certain bladder cancer cell lines. The term of the license is perpetual, unless terminated earlier by us or by the University of Michigan.   As consideration for the rights granted in the license agreement, we agreed to pay the University of Michigan up-front license fees and additional yearly payments. We also assumed under the license agreement responsibility if the licensed materials are deemed to infringe any upon any patent or other rights.  The agreement contains certain milestone payments as well as royalty payments based on net sales if a product incorporating the licensed technology is commercialized.  In the event that we sublicense the licensed materials or processes based thereon to a third party, we are obligated to pay royalties to the University equal to a percentage of what we would have been required to pay to the had we sold the amount of the product ourselves The license agreements provide that the licensor has the right to terminate the license should we cease to carry on our business, fail to make a required payment or otherwise materially breach or default in our obligations under the license agreement following the giving of notice and an opportunity to cure any such breach.  The license agreement also contains other customary clauses and terms as are common in similar agreements between industry and academia.

In April 2011 we entered into an evaluation and biological material license agreement with the American Type Culture Collection (“ATCC”).  The agreement with ATCC provides for an evaluation term of twelve months subject to two additional renewals and a non-exclusive commercial use license upon termination of the evaluation period to utilize the products we obtain in the evaluation to develop, make, use and sell licensed products. The agreement with ATCC has a term of forty years.  The license requires certain milestone payments of $15,000, $30,000, $60,000 and $200,000 upon initiation of each of Phase I, Phase II and Phase IIII clinical trials and marketing authorization.

Intellectual Property

We have obtained exclusive rights to four different patent families directed to therapeutic compositions and methods related to our vaccine platform and preclinical development program for cancer.  These families comprise five (5) PCT applications, twenty (20) issued patents, five (5) allowed or accepted patent applications and twenty-nine (29) pending patent applications. These patents and applications cover the United States, Europe and Japan as well as several other countries having commercially significant markets. For each platform or program, our decision to seek patent protection in specific foreign markets, in addition to the U.S., is based on many factors, including one or more of the following: our available resources, the size of the commercial market, the presence of a potential competitor or a contract manufacturer in the market and whether the legal authorities in the market effectively enforce patent rights. The patent families associated with our ImPACT platform are:

A. “Recombinant cancer cell secreting modified heat shock protein-antigenic peptide complex.”

This family of patent filings relates to methods and compositions for enhancing an immune response.  More particularly, the application describes the creation of a tumor cell therapy including a cancer cell that has been engineered to secrete a heat shock protein (gp96), and the use of such therapy to enhance an anti-tumor immune response.

B. “Heat Shock Protein gp96 Vaccination and Methods of Using Same”

This family of patent filings also relates to methods and compositions for enhancing an immune response.   It further describes: (a) how intraperitoneal gp96-Ig administration increases recruitment of innate immune cells into the administration site, mediates proliferation of dendritic cells (DCs) and CD8 cells, and activates natural killer (NK) cells; (b) that gp96-Ig-secreting cell vaccines are more effective when gp96-Ig is continuously released; (c) that frequent gp96 immunizations can overcome tumor-induced immune suppression and retards tumor growth; and (d) that B cell depletion can enhance gp96-Ig -mediated recruitment of NK cells and retention of DCs in the administration site.

C.  “Allogenic Cancer Cell Based Immunotherapy”

This family of patent filings also relates to methods and compositions for enhancing an immune response.   It further describes: (a) making vaccines cells allogeneic by expressing exogenous major histocompatibility complex (MHC) antigens; (b) B cell depletion to augment the effectiveness of the vaccines; and (c) the enhancement of anti-tumor immune responses using multiple immunizations less than two weeks apart.

D.  “Cancer Treatment”

This application contains results from a phase I clinical trial of human subjects with cancer.

Government Regulation

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, (“FDCA”), and its implementing regulations.  Neither HS-110, HS-310, HS-410 or HS-510 nor our future therapeutics, if any, may be marketed in the United States until they received FDA approval.  The steps required before a therapeutic, including may be marketed in the United States include:

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preclinical laboratory tests, animal pharmacology and toxicology studies, and formulation studies;

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submission to the FDA of an IND for human clinical testing, which must become effective before human clinical trials might begin;

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adequate and well-controlled human clinical trials to establish the safety and efficacy of the therapeutic for each indication;

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submission to the FDA of an NDA;

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FDA review and approval of the NDA; and

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satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the therapeutic is produced to assess compliance with current good manufacturing practices(GMPs).

Preclinical tests include laboratory evaluation of product chemistry, toxicity, and formulation, as well as animal studies.  The conduct of the preclinical tests and formulation of the compounds for testing must comply with federal regulations and requirements.  The results of the preclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND, which must become effective before human clinical trials might begin.  An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions about issues such as the conduct of the trials as outlined in the IND.  In such a case, the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed.  Our Phase I clinical trials for HS-110 began on July 2007 and we have an open IND to begin a Phase II clinical trial. We were formed in 2008.  We cannot be sure that submission of any future IND for another therapeutic study will result in the FDA allowing clinical trials to begin.

Clinical trials involve the administration of the investigational drug or therapeutic to human subjects under the supervision of qualified investigators.  Clinical trials are conducted under protocols detailing the objectives of the study, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated.  Each protocol must be submitted to the FDA as part of the IND.

Clinical trials typically are conducted in three sequential phases, although the phases might overlap.  The study protocol and informed consent information for study subjects in clinical trials must also be approved by an institutional review board for each institution where the trials will be conducted.  Study subjects must sign an informed consent form before participating in a clinical trial.

Phase I usually involves the initial introduction of the investigational drug or therapeutic into humans to evaluate its short-term safety, dosage tolerance, metabolism, pharmacokinetics and pharmacologic actions, and, if possible, to gain an early indication of its effectiveness.  Our Phase I study for HS-110 was designed to determine the safety of

HS-110 for use in human patients and secondary endpoints included immune response and increased survival.  We met our primary endpoint and have commenced a Phase II clinical trial. Phase II usually involves trials in a limited patient population to:

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evaluate dosage tolerance and appropriate dosage;

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identify possible adverse effects and safety risks; and

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evaluate preliminarily the efficacy of the drug or therapeutic for specific indications.

Phase III trials usually further evaluate clinical efficacy and test further for safety by using the drug or therapeutic in its final form in an expanded patient population.  There can be no assurance that Phase I, Phase II, or Phase III testing will be completed successfully within any specified period of time, if at all.  Further, clinical trials might be suspended by us or the FDA at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

The FDCA permits the FDA and the IND sponsor to agree in writing on the design and size of clinical studies intended to form the primary basis of an effectiveness claim in an NDA application.  This process is known as Special Protocol Assessment, or SPA.  These agreements may not be changed after the clinical studies begin, except in limited circumstances.

Assuming successful completion of the required clinical testing, the results of the preclinical studies and of the clinical studies, together with other detailed information, including information on the manufacture and composition of the drug, are submitted to the FDA in the form of an NDA requesting approval to market the product for one or more indications.  The testing and approval process requires substantial time, effort, and financial resources.  The FDA reviews the application for adequacy.  We cannot be sure that any approval will be granted on a timely basis, if at all.  The FDA might also refer the application to the appropriate advisory committee, typically a panel of clinicians, for review, evaluation and a recommendation as to whether the application should be approved.  The FDA is not bound by the recommendations of the advisory committee.

The FDA has various programs, including fast track, priority review, and accelerated approval, that are intended to expedite or simplify the process for reviewing drugs, or provide for approval on the basis of surrogate endpoints.  Generally, drugs that might be eligible for one or more of these programs are those for serious or life-threatening conditions, those with the potential to address unmet medical needs, and those that provide meaningful benefit over existing treatments.  We cannot be sure that, if desired, any of our therapeutics will qualify for any of these programs, or that, if a therapeutic does qualify, that the review time will be reduced.

Section 505(b)(2) of the FDCA allows the FDA to approve a follow-on drug or therapeutic on the basis of data in the scientific literature or data used by FDA in the approval of other drugs.  This procedure potentially makes it easier for generic drug manufacturers to obtain rapid approval of new forms of therapeutics based on proprietary data of the original drug manufacturer.

Before approving an NDA, the FDA usually will inspect any facility at which the drug or therapeutic is manufactured, and will not approve the product unless cGMP compliance is satisfactory.  If the FDA evaluates the NDA and the manufacturing facilities as acceptable, the FDA might issue an approval letter, or in some cases, an approvable letter followed by an approval letter.  An approval letter usually contains a number of conditions that must be met in order to secure final approval of the NDA.  When and if those conditions have been met to the FDA’s satisfaction, the FDA will issue an approval letter.  The approval letter authorizes commercial marketing of the drug or therapeutic for specific indications.  As a condition of NDA approval, the FDA might require postmarketing testing and surveillance to monitor the drug’s or therapeutics’ safety or efficacy, or impose other conditions.

After approval, certain changes to the approved product, such as adding new indications, making certain manufacturing changes, or making certain additional labeling claims, are subject to further FDA review and approval.  Before we could market any product for additional indications, we would have to obtain additional approvals from the FDA.  Obtaining approval for a new indication generally requires that additional clinical studies be conducted.  We cannot be sure that additional approval for new indications, if any, will be approved on a timely basis, or at all.

Post-Approval Requirements

Even after a drug or therapeutic has been approved by the FDA for sale, the FDA might require that certain post-approval requirements be satisfied, including the conduct of additional clinical studies.  If such post-approval conditions are not satisfied, the FDA might withdraw its approval of the drug or therapeutic.  In addition, holders of an approved NDA are required to:

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report certain adverse reactions to the FDA;

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comply with certain requirements concerning advertising and promotional labeling for their products; and

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continue to have quality control and manufacturing procedures conform to cGMP after approval.

The FDA periodically inspects the sponsor’s records related to safety reporting or manufacturing facilities, including an assessment of compliance with cGMP.  Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance.  We intend to use third party manufacturers to produce our products in clinical and commercial quantities, and future FDA inspections might identify compliance issues at the facilities of our contract manufacturers that could disrupt production or distribution, or require substantial resources to correct.  In addition, discovery of problems with a product after approval might result in restrictions on a product, manufacturer, or holder of an approved NDA, including withdrawal of the product from the market.

Orphan Drug Designations

The FDA may grant orphan drug designation to drugs or therapeutics intended to treat a “rare disease or condition,” which generally is a disease or condition that affects fewer than 200,000 individuals in the U.S. Orphan drug designation must be requested before submitting an NDA.  If the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are publicly disclosed by the FDA.  Orphan drug designation does not convey an advantage in, or shorten the duration of, the review and approval process.  If a product that has an orphan drug designation subsequently receives the first FDA approval for the indication for which it has such designation, the product is entitled to orphan exclusivity, meaning that the FDA might not approve any other applications to market the same drug or therapeutic for the same indication, except in certain very limited circumstances, for a period of seven years.  Orphan drug designation does not prevent competitors from developing or marketing different drugs or therapeutics for that indication.

We have not applied for orphan drug designation for HS-110.  We may apply for orphan drug designation for HS-310, HS-410 and HS-510 if the results of their respective Phase I clinical trials are positive.  We have not established a timeline for such applications.

Subpart H Approval

The FDA may grant marketing approval of a drug or therapeutic under its subpart H regulations.  This program makes it possible for a drug or therapeutic candidate for a life-threatening disease to be approved more quickly than the normal application process.  Approval is based on a surrogate endpoint or on restrictions to ensure safe usage.

The FDA may grant marketing approval for a new drug or therapeutic on the basis of one or more adequate and well-controlled clinical trials that establish that the drug or therapeutic has an effect on a surrogate endpoint that is reasonably likely, based on epidemiologic, therapeutic, pathophysiologic, or other evidence, to predict clinical benefit or on the basis of an effect on a clinical endpoint other than survival or irreversible morbidity.  Approval is subject to the requirement that the applicant study the drug or therapeutic further, to verify and describe its clinical benefit, where there is uncertainty as to the relation of the surrogate endpoint to clinical benefit, or of the observed clinical benefit to ultimate outcome.  Post-marketing studies generally would be studies already underway.  When required to be conducted, such studies must also be adequate and well-controlled.

If the FDA concludes that a drug or therapeutic  shown to be effective can be safely used only if distribution or use is restricted, it will require such post-marketing restrictions as it deems necessary to assure safe use of the drug or therapeutic product, such as:

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distribution restricted to certain facilities or physicians with special training or experience; or

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distribution conditioned on the performance of specified medical procedures.

The limitations imposed would be commensurate with the specific safety concerns presented by the drug or therapeutic.

Non-U.S. Regulation

Before our products can be marketed outside of the U.S., they are subject to regulatory approval of the respective authorities in the country in which the product should be marketed.  The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary widely from country to country.  No action can be taken to market any product in a country until an appropriate application has been approved by the regulatory authorities in that country.  The current approval process varies from country to country, and the time spent in gaining approval varies from that required for FDA approval.  In certain countries, the sales price of a product must also be approved.  The pricing review period often begins after market approval is granted.  Even if a product is approved by a regulatory authority, satisfactory prices might not be approved for such product.

In Europe, marketing authorizations may be submitted at a centralized, a decentralized or national level.  The centralized procedure is mandatory for the approval of biotechnology products and provides for the grant of a single marketing authorization that is valid in all European Union member states.  As of January 1995, a mutual recognition procedure is available at the request of the applicant for all medicinal products that are not subject to the centralized procedure.  There can be no assurance that the chosen regulatory strategy will secure regulatory approvals on a timely basis or at all.

While we intend to market our products outside the United States in compliance with our respective license agreements, we have not made any applications with non-U.S. authorities and have no timeline for such applications or marketing.

Research and Development

We have built an internal and external research and development organization that includes expertise in discovery research, preclinical development, product formulation, analytical and medicinal chemistry, manufacturing, clinical development and regulatory and quality assurance. We engage third parties on a limited basis to conduct portions of our preclinical research; however, we are not substantially dependent upon any third parties for our preclinical research nor do any of these third parties conduct a major portion of our preclinical research. Research and development expenses were $1,246,587, and $562,855, during the years ended December 31, 2011 and 2010, respectively. For the nine months ended September 30, 2012, we spent $591,395 on research and development.

Employees

As of November 30, 2012, we had a total of 12 employees and consultants, of which 6 are full time employees and 6 are part time employees or consultants.  We believe our relationships with our employees are satisfactory.  None of our employees is represented by a labor union. We anticipate that we will need to identify, attract, train and retain other highly skilled personnel to pursue our development program.  Hiring for such personnel is competitive, and there can be no assurance that we will be able to retain our key employees or attract, assimilate or retain the qualified personnel necessary for the development of our business.

Facilities

We lease approximately 2,111 square feet of office space in Chapel Hill, North Carolina under a lease that expires December 31, 2012, which may be extended for an additional 24 months on substantially the same terms.  The monthly lease payments for these facilities, including common area maintenance and related operating expenses, are approximately $3,870.

Legal Proceedings

There are currently no pending legal proceedings against the company or its subsidiaries.

MANAGEMENT AND BOARD OF DIRECTORS

Board of Directors

Our business and affairs are organized under the direction of our Board of Directors, which currently consists of five members. Our Board of Directors is divided into three classes with each class serving a staggered three-year term. The primary responsibilities of our Board of Directors are to provide oversight, strategic guidance, counseling and direction to our management. Our Board of Directors meets on a regular basis and additionally as required.

Executive Officers and Board of Directors

Name	Age	Position
Jeffrey Wolf	49	Chairman, Chief Executive Officer and Director
Sandra Silberman, MD, Ph.D.	57	Chief Medical Advisor
Jennifer Harris, Pharm.D.	47	Senior Director of Clinical Development
Vadim Deyev, MD, Ph.D.	48	Director of Applied Research
John Monahan, Ph.D.	66	Director
Paul Belsky, MD	54	Director
Michael Kharitonov, Ph.D.	49	Director
Edward B. Smith	37	Director

Jeffrey Wolf, Chairman, Chief Executive Officer and Director

Mr. Wolf founded Heat Biologics in August, 2008.  Prior to founding Heat, from June 1997 to present, Mr. Wolf has served as managing director at Seed-One Ventures, LLC a medically-focused venture capital firm.  Mr. Wolf is presently a managing director at Seed-One Ventures.  Since founding Seed-One, Mr. Wolf has founded and run several medical companies. Mr. Wolf’s start-ups include Avigen, a San Francisco-based gene therapy company where he was a co-founder and director; TyRx, a Princeton-based company focused on the development of bio-compatible polymers where he was a co-founder and Chairman; EluSys Therapeutics, a New Jersey company focused on the development of a novel technology to remove blood-borne pathogens where he was a co-founder, Chairman and Chief Executive Officer; and GenerationOne, a Miami-based company focused on mobile-based collaborative care, where he was the founder, Chairman and Chief Executive Officer.  Mr. Wolf received his M.B.A. from Stanford Business School, his J.D. from New York University School of Law and his B.A. from the University of Chicago, where he graduated with honors in Economics.  Mr. Wolf serves as a director and/or officer of several Seed-One portfolio companies and serves as a director of Synthetic Biologics, Inc., a biotechnology company focused on the development of synthetic DNA-based therapeutics and innovative disease-modifying medicines for serious illnesses.

Mr. Wolf has been associated with the Company since inception and brings to the Board extensive knowledge of the pharmaceutical and biologics industries. Having served in senior corporate positions in several biomedical companies, he has a vast knowledge of the industry and brings to the Board significant executive leadership and operational experience. His business experience provides him with a broad understanding of the operational, financial and strategic issues facing public companies and his service on other public company boards provides him with extensive corporate governance knowledge.

Sandra Silberman, MD, Ph.D., Chief Medical Advisor

Dr. Silberman began her career in clinical development at Pfizer, Inc., where from 1992-1999 she initiated the company's first program in clinical oncology and oversaw the introduction of Tarceva(TM) into clinical trials. From 2000-2004, she served as Senior Director for Novartis Clinical Research, where she led the global development of Gleevec(TM), a highly innovative drug and the first targeted therapy for chronic myelogenous leukemia. Dr. Silberman then joined Eisai Medical Research as Global Therapeutic Area Head (Oncology) in 2004 until 2006, a role in which she advanced six novel compounds into Phases I through III of clinical development. Since 2009 until the present Dr. Silberman has served as Vice-President of Quintiles.

Dr. Silberman received her Ph.D. in Tumor Immunology from Johns Hopkins University and her M.D. from Cornell University Medical College. She completed a fellowship in hematology/oncology at the Brigham & Women's and the Dana Farber Cancer Institute in Boston. She has numerous publications and is named on several patents in the cancer drug development field, including novel anti-tubulin agents for advanced solid tumors. She is board certified in Internal Medicine and Hematology.

Jennifer Harris, Pharm.D, Vice President of Clinical Development

Dr. Harris is responsible for coordinating the clinical development and operational efforts at Heat Biologics. Dr. Harris has over 20 years of oncology-focused clinical trial experience within the pharmaceutical and biotechnology industries and academic clinical research settings. In 2010 until joining Heat Biologics in 2011, she served as a Medical Science Liaison for Dendreon Corporation, where she was instrumental in coordinating Phase IV clinical trials of sipuleucel-T (Provenge), the first approved autologous cellular immune therapy to treat prostate cancer. From 2009-2010 while at Novaquest, Dr. Harris lead international, multi-disciplinary teams providing operational trial oversight for early-stage compounds, including protocol development, study report preparation, investigator brochure preparation, regulatory submissions, recruitment of investigator sites, and establishment of clinical trial budgets. From 2006-2008, Dr. Harris was Medical Science Liaison at Celgene Corporation, where she helped conduct multiple clinical trials. She has worked on over 20 IND programs from Phase I-III, as well as several NDAs.

Dr. Harris received her B.S. and Pharm.D. from the University of North Carolina at Chapel Hill. She has also written multiple clinical publications and meeting abstracts.

Vadim V. Deyev, M.D., Ph.D., Director of Applied Research

Dr. Deyev joined Heat Biologics in January 2009 as Director of Applied Research. Prior to joining Heat Biologics, Dr. Deyev worked from 2006-2008 as Associate Scientist of Microbiology and Immunology and Hybridoma and Fusion Protein Core Director at the University of Miami School of Medicine. Working with Dr. Eckhard Podack, Heat Biologics’ Scientific Advisor and Chairman of its Scientific Advisory Board, Dr. Deyev has made major contributions to the development of technologies later licensed by the Company.  Since 2001, Dr. Deyev has authored numerous publications on immunology and oncology based upon his work with Dr. Podack at the University of Miami. Dr. Deyev joined the team at University of Miami in 1996 until present, after leading the Immunopharmacology Group at the Cancer Research Center in Moscow, Russia Dr. Deyev received his Ph.D. in Immunology/Oncology from Cancer Research Center in Moscow, Russia and his M.D. from Russian State Medical University.

John Monahan, Ph.D., Director

Dr. Monahan is currently the Chief Technology Officer of Synthetic Biologics, Inc., a biotechnology company focused on the development of synthetic DNA-based therapeutics and innovative disease-modifying medicines for serious illnesses. Dr. Monahan Co-Founded Avigen Inc. (NASDAQ:AVGN) in 1992, a company which has become a leader in its sector for the development of novel pharmaceutical products for the treatment of serious human diseases. Over a 12 year period as CEO of Avigen he raised over $235M in several private and public financings including its IPO. From 1989-1992, he was VP of R&D at Somatix Therapy Corp., Alameda, CA and from 1985-1989 he was Director of Molecular & Cell Biology at Triton Biosciences Inc., Alameda, CA. Prior to that from

1982-1985, he was Research Group Chief, Department of Molecular Genetics, Hoffmann-LaRoche, Inc. Nutley, NJ,  and from 1975 to 1977 he was an Instructor at Baylor College of Medicine, Houston TX. He received his Ph.D. in Biochemistry in 1974 from McMaster University, Canada and his B.Sc. from University College Dublin, Ireland in 1969. Dr Monahan is a board member of Tacere Therapeutics, CA. He is also a board member of a number of Irish biotech companies including Genable, Cellix, Luxcel, Identigen, Pharmatrin and GK Technologies.

Dr. Monahan brings to the Board extensive knowledge of the pharmaceutical and biologics industry. Having served in senior corporate positions in many medical companies he has a vast knowledge of the industry.

Paul Belsky, M.D., Director

Dr. Belsky has served on Heat’s Board of Directors since November 2009.  Dr. Belsky is currently managing director at Seed-One Ventures where he is responsible for the formation of new biomedical ventures and has been a partner at Concord Medical Group, LLC since June of 1998.  Dr. Belsky served as a scientific advisor to Elusys Therapeutics, Sensatex, GenerationOne and TyrxPharma.  Dr. Belsky has extensive expertise in the clinical practice of internal medicine and cardiovascular diseases, and was formerly on the clinical academic faculty at Weill College of Medicine, Cornell University. He is a fellow of the American College of Cardiology and the American College of Chest Physicians, is a member of the American College of Physicians, and a Clinical Assistant Professor of Medicine at New York University School of Medicine.  Dr. Belsky received his MD from the University of California at San Francisco, and his AB in Biology from Brown University, where he was elected Phi Beta Kappa.

Dr Belsky brings to the Board extensive knowledge of the medical industry. His medical background aids in the understanding of the detailed science behind our intellectual property.

Michael Kharitonov, Ph.D., Director

Dr. Kharitonov has been the Chief Executive Officer of Voleon Capital Management, an investment management firm, since July 2007 until present. He is a high technology entrepreneur and computer scientist whose areas of expertise include advanced computer and communication technologies and quantitative finance. Dr. Kharitonov is a founder and CEO of Voleon Capital Management LLC. Dr. Kharitonov was a co-founder and former Chairman and CEO of Netli, Inc., a successful Silicon Valley startup that pioneered the development of Application Delivery Networks. Under Dr. Kharitonov’s leadership Netli raised over $20 million in venture financing from a number of Silicon Valley’s best known venture capital firms. In 2007 Netli was acquired by Akamai Technologies (NASDAQ: AKAM). Dr. Kharitonov also served as a Vice President of D. E. Shaw and Co., an international investment firm known as one of the most quantitatively advanced and computerized securities trading firms in the world.  Dr. Kharitonov holds a Ph.D. degree from the Department of Computer Science at Stanford University. At Stanford he was awarded a Hertz Fellowship and was a winner of several scholarly awards. He also holds a B.A. in Computer Science and Mathematics with highest honors from University of California at Berkeley.

Dr Kharitonov brings a strong start-up and finance background to the Company, and adds significant strategic, business and financial experience.  His prior successful management experience and fundraisings provides him with a broad understanding issues faced by growing companies and of the financial markets and the financing opportunities available to us.

Edward B. Smith, Director

Since April 2005, Mr. Smith has been the Managing Partner of Brightline Capital Management, LLC (“BCM”), a New York-based investment firm founded in 2005. BCM is the investment manager of Brightline Ventures I, LLC, Brightline Ventures II, LLC, Brightline Ventures III, LLC and Brightline Capital Partners, LP. Prior to founding BCM, Mr. Smith worked at Gracie Capital from 2004-2005, GTCR Golder Rauner from1999-2001 and Credit Suisse First Boston from 1997-1999.  Mr. Smith holds a Bachelor of Arts in Social Studies from Harvard College and a Masters in Business Administration from Harvard Business School.  He is currently a Director of Z Trim Holdings Inc (OTC:ZTHO), a manufacturer of environmentally friendly agricultural functional ingredients.

Mr. Smith brings a strong business background to the Company, and adds significant strategic, business and financial experience.  Mr. Smith’s business background provides him with a broad understanding of the issues facing us, the financial markets and the financing opportunities available to us. His service on other public company boards provides him with extensive corporate governance knowledge and insight into issues faced by companies similar to ours.

Scientific Advisory Board

In addition to our Board of Directors we also have a scientific advisory board comprised of six individuals. The Scientific Advisory Board convenes at least annually and is responsible for providing scientific advice and for assessing the scientific progress of our research and development efforts.  We have entered into written agreements and confidentiality agreements with all of our members of our Scientific Advisory Board.  The members of our Scientific Advisory Board are compensated for their services. Drs. Allison, Stebbing and Nemunaitis are each entitled to receive $1,500 per board meeting in addition to a reimbursement for travel and related.  In addition, Drs. Allison, Stebbing and Von Hoff each received options to purchase 15,000 shares of our Common Stock, which options vest over a four year period.  Dr. Von Hoff is entitled to receive $4,000 per onsite advisory board meeting, $2,000 per telephonic meeting and an hourly rate of $500 per hour for consultative discussions with management.  Dr. Podack receives consulting fees equal to $3,125 per month subject to increase to $4,167 per month.

Eckhard Podack, M.D., Ph.D., Scientific Advisor and Chairman, Scientific Advisory Board

Dr. Podack, the inventor of the Company’s technology, serves as Chairman of its Scientific Advisory Board.  Dr. Podack received his medical degree from the Johan Wolfgang Goethe University in Frankfurt in 1968 and his Medical License in 1970. Following service in the German Army as Captain and Battalion Physician, he completed his Ph.D. in the field of Biochemistry at the Georg August University in Gottingen. From 1974-1984 he studied Immunology at the Scripps Clinic and Research Foundation in La Jolla CA where he received an Established Investigatorship from the American Heart Association. Dr. Podack is the discoverer of Perforin and well recognized as the “Father” of the field of core forming proteins.  Dr. Podack is the Sylvester Distinguished Professor of Microbiology & Immunology and Medicine and Chairman of the Department of Microbiology at the University of Miami, Miller School of Medicine.

James Allison, Ph.D., Scientific Advisor

Dr. Allison is a leader in the field of immunology, particularly in developing ways to help the immune system recognize and destroy cancer cells. His research is focused on the mechanisms that regulate the immunological response of T lymphocytes, especially strategies to manipulate those responses in clinically relevant areas, including autoimmunity, allergies, vaccinations, and tumor therapy. Dr. Allison is Chairman of the Immunology Program, Director of the Ludwig Center for Cancer Immunotherapy, Attending Immunologist, and David H. Koch Chair in Immunologic Studies at Memorial Sloan-Kettering Cancer Center in New York City.

Sol Barer, Ph.D., Scientific Advisor

Dr. Barer is the former Chairman and Chief Executive Officer of Celgene Corp., a global biopharmaceutical company engaged in the discovery, development, and commercialization of novel therapies for the treatment of cancer and inflammatory diseases. Dr. Barer has spent the last 20 years with Celgene and its predecessor, Celanese Research Company, serving as President, COO, CEO, Senior Vice President of Science and Technology, and Vice President/General Manager of the Chiral Products Division. Dr. Barer received his B.S. from Brooklyn College and his Ph.D. in organic chemistry from Rutgers University.

John Nemunaitis, M.D., Scientific Advisor

Dr. Nemunaitis is an oncologist and Executive Medical Director of the Mary Crowley Cancer Research Centers (MCCRC) and has been exploring novel targeted therapies for treating cancer patients for over 20 years.  Dr. Nemunaitis received his B.A. and M.D. degrees from Case Western Reserve University.  He completed his residency at Boston City Hospital and then performed his Hematology and Oncology fellowship at the University of Washington and the Fred Hutchinson Cancer Research Center in Seattle from 1988 to 1993.  Dr. Nemunaitis came to Dallas in 1993 to establish the clinical research program for Texas Oncology Physicians Association (TOPA).  He later established a not-for-profit translational research program (the MCCRC).  He is a committee member of the Western Institutional Review Board (WIRB) and recently co-founded a molecular therapeutic/vaccine biotechnology company with GMP manufacturing capacity called Gradalis, Inc.  Dr. Nemunaitis has authored over 250 peer-reviewed publications and 36 book chapters.  He has instituted study establishment of over 350 trials, overseen FDA sponsored experimental treatment of nearly 4,000 cancer patients at MCCRC, and has carried out 14 government regulatory (FDA, RAC) presentations for biotechnology product development.  He is also developer and holder of 8 new molecular and vaccine Investigational New Drug Applications (IND’s).  His research focus is clinical in orientation and involves determination of molecular signals in order to optimize targeted therapy, development of RNAi based therapeutics, and cancer vaccine approaches.

Justin Stebbing, M.D. MA FRCP FRCPath PhD, Scientific Advisor

Dr. Stebbing is a member of the Royal College of Physicians, American Board of Internal Medicine and a Fellow of the Royal College of Pathologists. Originally, Justin trained in medicine at Trinity College Oxford, obtaining a triple first class degree. After completion of junior doctor posts in Oxford, he undertook a residency (junior doctor) training at The Johns Hopkins Hospital in the US, before returning to London to continue his training in oncology at The Royal Marsden. Justin then undertook a PhD, funded by the Medical Research Council, investigating the interplay between the immune system and cancer. Specifically, the role of heat shock proteins in viral infections and tumorigenesis were examined helping in the development of vaccines that are currently in clinical trials.  Dr. Stebbing has published over 300 peer-reviewed papers in journals such as the Lancet, New England Journal, Blood, PNAS, The Journal of Clinical Oncology and Annals of Internal Medicine, the majority as first or last author, as well as over 100 book chapters. His publications mainly focus on early and late stage trials of new drugs, mechanisms of disease, and prognostic indicators. He is on the scientific advisory board of a number of biotechnology companies and the editorial board of a number of world-leading journals such as the Journal of Clinical Oncology. He is now a senior lecturer at Imperial College, London.

Daniel D. Von Hoff, M.D., Scientific Advisor

Daniel D. Von Hoff, M.D., is currently Physician in Chief and Director of Translational Research at TGen (Translational Genomics Research Institute) in Phoenix, Arizona. He is also Chief Scientific Officer for Scottsdale Healthcare’s Clinical Research Institute and Scientific Medical Officer for US Oncology. He holds an appointment as Clinical Professor of Medicine, University of Arizona, College of Medicine. Dr. Von Hoff’s major interest is in the development of new anti-cancer agents, both in the clinic and in the laboratory. He and his colleagues were involved in the beginning of the development of many of the agents that are now used routinely, including: mitoxantrone, fludarabine, paclitaxel, docetaxel, gemcitabine, irinotecan, nelarabine, capecitabine, lapatinib and others. At present, he and his colleagues are concentrating on the development of molecularly targeted therapies particularly for patients with advanced pancreatic cancer. Dr. Von Hoff has published more than 559 papers, 134 book chapters and over 1,000 abstracts.

Dr. Von Hoff served as an appointee to President Bush’s National Cancer Advisory Board from June 2004 to March 2010. Dr. Von Hoff is the past President of the American Association for Cancer Research (the world’s largest cancer research organization), a Fellow of the American College of Physicians, and a member and past board member of the American Society of Clinical Oncology. He is a founder of ILEX™ Oncology, Inc. (acquired by Genzyme after Ilex had 2 agents, alemtuzumab and clofarabine approved for patients with leukemia). He is founder and the Editor Emeritus of Investigational New Drugs – The Journal of New Anticancer Agents; and, Editor-in-Chief of Molecular Cancer Therapeutics. He is also proud to have been a mentor and teacher for multiple medical students, medical oncology fellows, graduate students, and post-doctoral fellows. He is a co-founder of the AACR/ASCO Methods in Clinical Cancer Research Workshop. Dr. Von Hoff currently serves as Physician in Chief for the Translational Genomics Research Institute (TGen) in Phoenix, Arizona and Chief Scientific Officer of Scottsdale Healthcare and US Oncology. Dr. Von Hoff received his MD degree from Columbia University.

Classified Board

Our articles of incorporation provide for a classified Board of Directors consisting of three classes of directors, each serving staggered three-year terms, as follows:

•

Class I, consists of Edward Smith, and whose term will expire at our annual meeting of shareholders to be held in 2013;

•

Class II, consists of Paul Belsky and John Monahan, and whose term will expire at our annual meeting of shareholders to be held in 2014; and

•

Class III, consists of Michael Kharitonov and Jeff Wolf, and whose term expires at our annual meeting of shareholders to be held in 2015.

At each annual shareholders meeting to be held after the initial classification, the successors to directors whose terms then expire will serve until the third annual meeting following their election and until their successors are duly elected and qualified.

Our by-laws provide that the number of directors that constitute our whole Board of Directors shall be determined from time to time by resolution of the Board of Directors.  In November 2010, our Board of Directors determined that the number of directors constituting the Board shall be six.  Our Board is currently comprised of five board members, leaving one vacancy. The authorized number of directors may be changed only by resolution of the Board of Directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the Board of Directors may have the effect of delaying or preventing changes in our control or management.

There are no family relationships among any of our directors or executive officers.  We have determined that Messrs. Monahan, Kharitonov and Belsky are independent in accordance with the definition of independence established by NASDAQ.

Committees of the Board of Directors

We currently have a compensation committee comprised of John Monahan and Michael Kharitonov, each of whom is deemed to be independent in accordance with the NASDAQ definition of independence.

2011 Director Compensation

Compensation of Directors

The following table sets forth information for the fiscal year ended December 31, 2011 regarding the compensation of our directors who at December 31, 2011 were not also named executive officers.

Name	Fees Earned or Paid in Cash	Option Awards(1)	Other Compensation	Total
Paul Belsky	$—	$2,460	$—	$2,460
Michael Kharitonov	$—	$3,381	$—	$3,381
John Monahan	$—	$3,381	$—	$3,381
Edward Smith	$—	$2,865	$—	$2,865

————————

(1)

The amounts in the “Option Awards” column reflect the dollar amounts recognized as compensation expense for the financial statement reporting purposes for stock options for the fiscal year ended December 31, 2011 in accordance with SFAS 123(R). The fair value of the options was determined using the Black-Scholes model.

EXECUTIVE COMPENSATION

Set forth below is the compensation that was paid to all executive officers during the years ended December 31, 2011 and December 31, 2010 that exceeded $100,000.

Summary Compensation Table

Position	Year	Salary	Bonus	Options	Other		Total
Jeffrey Wolf	2011	$98,147	$—	$22,984	$11,370	(1)	$132,501
Chairman & CEO	2010	$6,000	$—	$—	$—		$6,000

————————

(1)

Represents payment for health insurance

Outstanding Equity Awards At Fiscal Year-End (December 31, 2011)

Name and Principal Position	Number of securities underlying unexercised options/ exercisable	Number of securities underlying unexercised options/un- exercisable	Option exercise price	Option expiration date
Jeffrey Wolf, Chairman of the Board,	25,219	—	$1.00	12/17/2019
Chief Executive Officer	166,667	83,333	$0.31	4/7/2016

————————

Note:  We use the Black-Scholes option-pricing model to value all options issued by the company.

Employment Agreements

On December 18, 2009, we entered into an employment agreement with Jeffrey Wolf to act as our Chief Executive Officer, which was amended on November 22, 2011.  Mr. Wolf receives an annual base salary of $250,000 per year.  In addition, Mr. Wolf was entitled to receive an annual bonus of at least $25,000 after his first year of service, $50,000 after his second year of service and $75,000 after his third year of service.  He also may receive, at the sole discretion of the Board, additional performance-based bonuses.  Upon execution of the agreement, Mr. Wolf was issued options exercisable for 25,219 shares of our Common Stock. In addition, he is to receive certain options to purchase 2% of our fully diluted equity at an exercise price equal to the then current market price if our stock is traded on a national exchange and our market capitalization is at least $250 million for at least 5 days.

If Mr. Wolf’s employment contract is terminated for death or disability (as defined in the agreement), he (or his estate in the event of death) will receive six month’s severance.  If Mr. Wolf’s employment is terminated by us other than for cause, he will receive twelve months severance.  In addition, if Mr. Wolf’s employment is terminated by us other than for cause all Restricted Shares, Common Stock and options to purchase Common Stock that would have vested shall immediately vest.  Mr. Wolf will not be entitled to any additional severance in the event he is terminated for cause or voluntarily resigns.  The agreement also contains non- competition and other similar provisions. Under his employment agreement, Mr. Wolf has also agreed to non-competition provisions.

On June 10, 2008, Mr. Wolf purchased 600,000 shares of our Common Stock, at a purchase price of $0.0001 per share.  Seed-One Holdings VI, LLC and Safeway Medical, LLC, investment funds of which Mr. Wolf is a managing member also purchased 1,509,781 and 1,000,000 shares of our Common Stock, respectively, on June 10, 2008 at a purchase price of $0.0001 per share.

DESCRIPTION OF OUR SECURITIES

General

The following is a summary of the rights of our Common Stock and Preferred Stock and related provisions of our articles of incorporation and bylaws. For more detailed information, please see our articles of incorporation and bylaws.

We are authorized to issue 50,000,000 shares of Common Stock, par value $.0001 per share, of which 4,221,448 shares are outstanding and 2,112,500 shares of Preferred Stock, par value $.0001 per share, of which 112,500 shares are designated Series 1 Preferred and are outstanding and are currently convertible into 114,908 shares of Common Stock and 2,000,000 are designated Series A Preferred and 1,863,128 shares are outstanding as of November 30, 2012.

Common Stock

The holders of our Common Stock are entitled to one vote per share on all matters to be voted on by the shareholders. Subject to preferences that may be applicable to any outstanding shares of Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. If we liquidate, dissolve or wind up, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of Common Stock have no preemptive, conversion or subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and all shares of Common Stock to be outstanding upon completion of this Offering will be, fully paid and nonassessable.

Preferred Stock

Series 1 and Series A

Our Board of Directors has the authority, without further action by the shareholders, to issue from time to time the Preferred Stock that remains unissued, all of which has been designated as either Series 1 Preferred Stock or Series A Preferred Stock, which has rights, preferences, privileges and restrictions which are greater than or senior to the rights of the Common Stock. The issuance of preferred stock could adversely affect the voting power of holders of Common Stock and reduce the likelihood that such holders will receive dividend payments and payments upon liquidation. Such issuance could have the effect of decreasing the market price of the Common Stock. The issuance of Preferred Stock or even the ability to issue Preferred Stock could have the effect of delaying, deterring or preventing a change in control.

Of the 2,112,500 shares of authorized Preferred Stock, 112,500 shares are designated as Series 1 Preferred Stock all of which are issued and outstanding as of November 30, 2012 and as of the date of this Offering and 2,000,000 shares are designated as Series A Preferred Stock of which 1,863,128 shares are issued and outstanding as of November 30, 2012 and as of the date of this Offering.

Automatic Conversion

Upon the closing of this Offering all applicable outstanding shares of Preferred Stock automatically convert to Common Stock and such shares may not be reissued.

If 2/3 of the Series A Preferred Stock holders (including one of the larger investors so long as they hold 40% of the Series A Preferred) vote in favor of a conversion then the Series A will automatically convert to Common Stock. If 2/3 of the Series 1 Preferred Stock holders vote in favor of a conversion then the Series 1 will automatically convert to Common Stock.  However if we do not raise $10,000,000 in this Offering, or the holders of shares do not vote in favor of conversion, then the Series 1 and Series A Preferred Stock will not automatically convert to Common Stock and will remain outstanding.

Dividends

The Series 1 and Series A Preferred Stock have a priority with respect to dividend distributions and distributions upon liquidation. The Series 1 and Series A Preferred Stock are entitled to receive on a pari passu basis, prior to the common shareholders receiving dividends,  a dividend in an amount at least equal to (i) in the case of a dividend on stock convertible into Common Stock, the product of the (x) dividend payable on each share of such shares or class determined as if all shares or classes converted to Common Stock  and (y) number of shares into which such Preferred Stock is convertible or (ii) in the case of a dividend on a class not convertible to Common Stock, the number resulting by dividing the amount of dividend payable on each class or share by the original issue price of such class and multiplying that by the Original Issue Price of the Series 1 and Series A Preferred Stock which is $2.35 for the Series 1 Preferred and $2.10 for the Series A Preferred.

Liquidation

In the event of a liquidation, the holders of the Series A Preferred are entitled to receive before any payment to the Common Stock holder and pari passu with the holders of the Series 1 Preferred an amount per share equal to the greater of (i) $2.10 plus any dividends declared but unpaid or (ii) such amount as would have been paid had all the Preferred Stock been converted to common immediately before the liquidation. In the event of a liquidation, the holders of the Series 1 Preferred are entitled to receive before any payment to the Common Stock holder and pari passu with any distribution to the Series A Preferred an amount per share equal to the greater of (i) $2.35 plus any dividends declared but unpaid or (ii) such amount as would have been paid had all the Preferred Stock been converted to common immediately before the liquidation.

Voting Rights

Each holder of Preferred Stock is entitled to vote on all matters stockholders are entitled to vote and to cast the number of votes as shall equal the whole number of shares of Common Stock into which their shares of Preferred Stock are convertible.

Protective Provisions

The Second Amended and Restated Articles of Incorporation provide that at any time the Preferred Stock or Common Stock are outstanding the following actions cannot be taken without the consent of at least a majority of the Series A Preferred Stock, at least a majority of the Series 1 Preferred Stock and at least a majority of the Common Stock:

(i)

amend, alter or repeal any provisions of the  Second Amended and Restated Articles of Incorporation  or bylaws;

(ii)

create, or issue any additional classes of capital stock unless the same ranks junior to the Series A Preferred Stock in terms of dividends and liquidation or increase the number of authorized shares of the Series A Preferred Stock or any other class of stock unless it ranks junior to the Series A Preferred Stock in terms of dividends and liquidation;

(iii)

reclassify, alter or amend any existing security that is pari passu with the Series A Preferred Stock in terms of dividends or liquidation if such reclassification would render it senior to the Series A Preferred Stock or reclassify any stock junior to the Series A Preferred Stock in terms of dividends or distributions if such reclassification would render it senior to or pari passu with the Series A Preferred Stock;

(iv)

purchase or redeem or pay or declare any dividend or make any distribution on shares as approved by the Board of Directors, repurchases of former employees, officers or directors or consultant, dividends payable solely in the form of additional shares of stock;

(v)

Take any action to dissolve or otherwise liquidate the Company; or

(vi)

Sell all or substantially all of our assets or effect a merger or consolidation unless the Series A Preferred would receive three (3) times their initial investment.

Each holder of Preferred Stock has a right to convert each share of its stock into one share of Common Stock; however such number is adjusted in certain cases including if we issue convertible securities at a price lower than that paid by the Preferred Stock holders.

The Amended and Restated Stockholders Agreement

On May 10, 2010, we entered into an Amended and Restated Stockholders Agreement (the “Amended and Restated Stockholders Agreement”) with each Series A Preferred Stockholder, each Series 1 Preferred Stockholder and all Common Stock holders of the Company on such date whereby each party agreed to vote their shares for certain board members and each was awarded pre-emptive rights.  The Amended and Restated Stockholders Agreement will terminate upon the closing date of an underwritten public offering of our Common Stock or other equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended. .

Warrants/Options

Warrants

In March 2011, we granted warrants exercisable for an aggregate of 75,000 shares of our Common Stock to 5 individuals for services rendered in connection with a placement agency agreement we had with Paramount BioCapital, a company no longer in existence.  The warrants are exercisable at $0.21 per share, vest immediately upon exercise and expire on March 21, 2021.

In December 2011, we issued a warrant exercisable for 29,762 shares of our Series A Preferred Stock to  the North Carolina Biotechnology Center in connection with a loan.  The warrant is exercisable for a period of ten years at a price per share of $2.10, contains a cashless exercise feature and contains a weighted average price adjustment feature.

In August 2012, we issued a warrant exercisable for 17,500 shares of our Series A Preferred Stock to Square 1 Bank in connection with our loan from them.  The warrant is exercisable for a period of ten years at a price per share of $2.10, contains a cashless exercise feature and contains a weighted average price adjustment feature.  The holder of warrant is entitled to piggyback registration rights with respect to the underlying shares.

Stock Incentive Plan

Pursuant to the terms of our Second Amended Stock Option Plan, we are authorized to grant up to 1,700,000 awards in the form of options, restricted stock, restricted stock units and other stock based awards exercisable to officers, directors, employees and consultants.  As of November 30, 2012, we have issued under our Plan options exercisable for 1,414,564 shares of Common Stock and 229,781 shares of restricted stock, to a total of 25 individuals for services rendered.  Of such amount as of November 30, 2012, 1,018,359 options had vested and were exercisable, 396,205 options will vest subsequent to November 30, 2012 and all of the restrictions on the restricted stock will have lapsed in April of 2013.

In 2009, we issued options for an aggregate of 150,219 shares of our Common Stock to 5 individuals. As of November 30, 2012, 69,698 of such options had vested, 521 will vest in December 2012 and 80,000 had been terminated. Of the remaining vested options exercisable, 45,219 have an exercise price of $1.00 and expire in 2019 and 24,479 have an exercise price of $0.0001 and expire in 2019.

In 2010, we issued options exercisable for an aggregate of 180,000 shares of our Common Stock at an exercise price of $0.21 per share that expire in 2020 to 10 individuals.  As of November 30, 2012, 150,000 of such options had vested. The remaining unvested shares of 30,000 will vest by September 2014.

In 2011, we issued options for an aggregate of 768,250 shares of Common Stock, of which 15,000 shares had terminated resulting in 753,250 options exercisable as of November 30, 2012. As of November 30, 2012, 561,670 shares of such options vested and were exercisable (of which 318,615 shares of Common Stock at an exercise price of $0.28 per share that mature in 2020 and 2021 were issued to 11 individuals and options exercisable for an aggregate of 243,055 shares of our Common Stock at an exercise price of $0.31 per share that mature in 2019 were issued to one individual).  The remaining unvested options of 191,580 will vest at various periods over the next three years at exercise prices ranging from $0.28 to $0.31 per share.

In 2012, we issued options exercisable for an aggregate of 411,095 shares of our Common Stock at an average exercise price of $0.33 per share that mature in 2022 to 6 individuals and 2 entities. As of November 30, 2012, 236,991 of such options vested and were exercisable. The remaining unvested shares of 174,104 will vest at various periods over the next four years.

Convertible Notes

In September 2011, convertible notes in the principal amount of $2,623,709 were converted into shares of Series A Preferred stock, of which notes in the principal amount of $2,273,709 were issued to an investor the managing member of which is Mr. Smith, a member of our Board of Directors. Of such notes, three convertible promissory notes in the aggregate principal amount of $1,447,709 were issued in 2011 to two different note holders and the remaining notes in the aggregate principal amount of $1,176,000 were issued to two investors in 2010.  The notes accrued interest at a rate of 3% per annum and were scheduled to mature 18 months after issuance.

In October 2011, in connection with our manufacturing service agreement, we issued a convertible promissory note to our manufacturer, of which $142,106 was outstanding as of November 30, 2012.  The manufacturing services agreement allows us to make up to $950,000 of payments for services rendered by such vendor through the issuance of a convertible note. The note accrues interest at a rate of 12% per annum and is convertible into Common or Preferred Stock upon a financing raise of at least $7,500,000.  Unless earlier converted, the note is payable on demand after its eighth anniversary date of issue.  Unpaid invoices under the manufacturing agreement are treated as advances under the note.  If we raise at least $4,200,000 but less than $7,500,000 the note holder has a right to demand repayment at such time of 50% of the outstanding balance under the loan.

In December 2011, we entered into a loan agreement with the North Carolina Biotechnology Center for an amount up to $250,000.  The note evidencing the loan matures on December 13, 2014 and bears interest at a rate of 4.25%.  The principal is payable in annual installments in the amount of 5% of the outstanding principal commencing on the one year anniversary of the loan and each one year anniversary thereafter.  As of August 31 2012, we had repaid all amounts outstanding under the loan.

In August 2012, we entered into a secured loan with Square 1 Bank, the proceeds of which were used in part to pay off the loan from North Carolina Biotechnology Center.  The Square 1 Loan and Security Agreement provides that the Square 1 Bank will provide us with a term loan in the aggregate principal amount not to exceed $1,000,000 to be used for working capital and capital expenditures (the “Tranche A Loan”).  The Tranche A Loan will be available to us until August 7, 2013.  The Tranche A Loan is payable as interest until August 7, 2013 and then is payable in 36 monthly installments of principal and accrued interest The Tranche A Loan matures on August 7, 2016.  If we receive a grant that provides aggregate funds with a value of $16,000,000, the maximum Tranche A Loan amount increases to $2,775,000.  If we receive $5,000,000 or more from the sale of our equity to investors, the Square 1 Agreement also provides that twelve months after we receive such funds we can borrow an additional term loan in the aggregate principal amount not to exceed $1,000,000 to be used for working capital and capital expenditures (the “Tranche B Loan”).  The Tranche B Loan matures on December 14, 2014.  The Bank also made one term loan in the amount of $225,000 which we used to repay our debt to North Carolina Biotechnology Center (the “Term B Loan”). The Term B Loan matures December 14, 2014 and requires payments on the one and two year anniversary of the date of issuance equal to five percent of the principal amount of the loan plus accrued interest, with the balance of the loan being paid on maturity.  Once repaid the loans may not be re-borrowed. The loans are secured by a lien on substantially all of our assets, including our stock in our subsidiaries but excluding our intellectual property. As of November 30, 2012, we had borrowed $725,000 under the Square 1 Bank loan.  In connection with the loan, we issued Square 1 Bank a warrant exercisable for 17,500 shares of our Series A Preferred Stock.  The warrant is exercisable for ten years at a price of $2.10 which price is subject to adjustment for certain transactions including certain dilutive transactions.

SECURITY OWNERSHIP OF MANAGEMENT AND OTHER BENEFICIAL OWNERS

The table below sets forth information as of November 30, 2012 regarding the beneficial ownership of the Company’s Common Stock, Series A Preferred Stock and Series 1 Preferred Stock as of the date of this Prospectus. Beneficial ownership generally includes voting or investment power with respect to securities. The table reflects ownership by:

*

each person or entity who owns beneficially 5% or greater of the shares of the Company’s outstanding Common Stock;

*

each of our executive officers and directors; and

*

our executive officers and directors as a group.

Except as otherwise set forth therein, each stockholder’s pre-Offering percentage ownership in the following table is as of November 30, 2012 and is based on a total of number of 6,199,484 shares comprised of 4,221,448 shares of Common Stock and 1,975,628 shares of Preferred Stock issued and outstanding that converts to 1,978,036 shares of Common Stock.  All share ownership figures include shares of Common Stock and Preferred Stock issued and shares of Common Stock issuable upon exercise of options or warrants that had vested as of November 30, 2012 or will vest within 60 days of November 30, 2012, which are deemed outstanding and beneficially owned by such person for purposes of computing his or her percentage ownership, but not for purposes of computing the percentage ownership of any other person.  As of November 30, 2012, our Board of Directors had approved an increase in the number of awards eligible for grant under our 2009 Stock Incentive Plan for a total of 1,700,000 awards. As of November 30, 2012, 1,414,564 options were outstanding and 229,781  restricted stock awards were outstanding under our plan.  All share ownership figures include 221,448 shares of restricted Common Stock for which all restrictions have lapsed and does not include 8,333 shares of restricted stock for which restrictions will lapse as of April 20, 2013.  The share ownership figures do not include shares of Common Stock issuable upon conversion of outstanding notes.

Unless otherwise indicated the mailing address of each of the stockholders below is c/o Heat Biologics, Inc., 100 Europa Drive, Suite 420, Chapel Hill, North Carolina 27517.  Except as otherwise indicated, and subject to applicable community property laws, except to the extent authority is shared by both spouses under applicable law, the Company believes the persons named in the table have sole voting and investment power with respect to all shares of Common Stock held by them.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Ownership (Pre-Offering)	Percentage Ownership (excluding the over-allotment option)	Percentage Ownership (including the over-allotment option)
Executive Officers & Directors(1)
Paul Belsky, M.D. (Director)(2)	128,406	2.06%	1.39%	1.33%
Vadim Deyev(3)	25,000	* %	* %	* %
Jennifer Harris (4)	12,500	* %	* %	* %
Michael Kharitonov, Ph.D. (Director)(5)	153,783	2.46%	1.66%	1.59%
John Monahan, M.D. (Director)(6)	38,875	* %	* %	* %
Edward Smith (Director)(7)	1,632,201	26.19%	17.68%	16.86%
Sandra Silberman(8)	34,375	* %	* %	* %
Jeffrey Wolf (Director, CEO, Treasurer & Secretary)(9)	3,110,000	48.01%	32.81%	31.33%
All Executive Officers & Directors, as a group (8 persons)	5,135,140	76.82%	53.02%	50.67%

5% Stockholders(1)
Brightline Ventures III, LLC(10)	1,603,795	25.86%	17.43%	16.61%
Eckhard Podack M.D., Ph.D.	600,000	9.67%	6.52%	6.22%
Orion Holdings V, LLC (11)	1,600,000	25.79%	17.39%	16.58%
Seed-One Holdings VI, LLC(11)	1,234,781	19.91%	13.42%	12.79%

————————

*less than 1%

(1)

Mailing address of Executive Officers, Directors and 5% or greater holders is c/o the Company, 100 Europa Drive, Suite 420, Chapel Hill, NC 27517.

(2)

Dr. Belsky has been issued options exercisable for 49,500 shares of Common Stock, of which 28,406 shares are vested and exercisable within 60 days of November 30, 2012 and included in the number of shares beneficially owned by Dr. Belsky.

(3)

Mr. Deyev has been issued options exercisable for 25,000 shares of Common Stock, of which 25,000 shares are vested and exercisable within 60 days of November 30, 2012 and included in the number of shares beneficially owned by Mr. Deyev.

(4)

Ms. Harris has been issued options exercisable for 50,000 shares of Common Stock, of which 12,500 shares are vested and exercisable within 60 days of November 30, 2012 and included in the number of shares beneficially owned by Ms. Harris.

(5)

Represents 112,500 shares of Series 1 Preferred Stock which convert to 114,908 shares of Common Stock held by Sunrise Equity, LLC, an entity for which Dr. Kharitonov is the sole managing member.  Dr. Khraitonov might be deemed to beneficially own the shares held by the Sunrise Equity, LLC as in his role as the managing member he has the sole control over the voting and disposition of any shares held by such entity.  Dr. Kharitonov disclaims beneficial ownership of these shares except to the extent of any pecuniary interest (as defined in Rule 16a – 1(a)(2) promulgated under the Securities Exchange Act of 1934, as amended) that he may have in the Sunrise Equity, LLC.  Dr. Kharitonov has been issued options exercisable for 67,000 shares of Common Stock, of which 38,875 shares are vested and exercisable within 60 days of November 30, 2012 and included in the number of shares beneficially owned by Dr. Kharitonov.

(6)

Dr. Monahan has been issued options exercisable for 67,000 shares of Common Stock, of which 38,875 shares are vested and exercisable within 60 days of November 30, 2012 and included in the number of shares beneficially owned by Dr. Monahan.

(7)

Mr. Smith has been issued options exercisable for 49,500 shares of Common Stock, of which 28,406 shares are vested and exercisable within 60 days of November, 2012 and included in the number of shares beneficially owned by Mr. Smith. Includes 1,603,795 shares of Series A Preferred Stock owned by Brightline Ventures III, LLC, of which Mr. Smith disclaims beneficial ownership except to the extent of any pecuniary interest.

(8)

Ms. Silberman has been issued options exercisable for 45,000 shares of Common Stock, of which 34,375 shares are vested and exercisable within 60 days of November 30, 2012 and included in the number of shares beneficially owned by Ms. Silberman.

(9)

Includes 1,600,000 shares of Common Stock held by Orion Holdings V, LLC and 1,234,781 shares of Common Stock held by Seed-One Holdings VI, LLC, entities for which Mr. Wolf serves as the managing member.  Mr. Wolf is deemed to beneficially own the shares held by such entities as in his role as the managing member he has the control over the voting and disposition of any shares held by these entities.  Does not include 200,000 shares of Common Stock beneficially owned by Mr. Wolf’s children’s trust which Mr. Wolf is not the trustee of.  Mr. Wolf disclaims beneficial ownership of these shares except to the extent of any pecuniary interest (as defined in Rule 16a – 1(a)(2) promulgated under the Securities Exchange Act of 1934, as amended) that he may have in such entities.  In addition, if our Company is traded on a recognized national exchange or NASDAQ while Mr. Wolf is employed by us and the market capitalization of our Company is in excess of $250 million for at least five consecutive trading days, then Mr. Wolf will be entitled to receive an additional stock option equal to 2% of the then outstanding shares of our Common Stock, at an exercise price equal to the then current market price as determined in good faith by the Board.  Mr. Wolf has been issued options exercisable for 275,219 shares of Common Stock, of which 275,219 shares are vested and exercisable within 60 days of November 30, 2012 and are included in the beneficial ownership of Mr. Wolf.

(10)

Includes 1,603,795 shares of Series A Preferred Stock. Mr. Smith is deemed to beneficially own these shares. Mr. Smith disclaims beneficial ownership of these shares except to the extent of any pecuniary interest (as defined in Rule 16a – 1(a)(2) promulgated under the Securities Exchange Act of 1934, as amended) that he may have in such entities.

(11)

Mr. Wolf serves as the managing member of such entity.  Mr. Wolf is deemed to beneficially own the shares held by such entity as in his role as the managing member he has the control over the voting and disposition of any shares held by this entity.  Mr. Wolf disclaims beneficial ownership of these shares except to the extent of any pecuniary interest (as defined in Rule 16a – 1(a)(2) promulgated under the Securities Exchange Act of 1934, as amended) that he may have in such entity.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

The following is a summary of transactions since January 1, 2011 to which we have been a party in which the amount involved exceeded $120,000 and in which any of our executive officers, directors or beneficial holders of more than five percent of our capital stock had or will have a direct or indirect material interest, other than compensation arrangements which are described under the section of this Prospectus entitled “Management—Non-Employee Director Compensation” and “Management — Executive Compensation.”

Pursuant to our funding agreement with a university with whom we have entered into licensing agreements, has been issued shares of Heat Biologics I, Inc. representing 7.5% of the outstanding shares of Heat Biologics I, Inc.

In 2008, we advanced $75,000 to our Chief Executive Officer.  At December 31, 2010 and 2011 the outstanding balance on the loan receivable was $6,138 and $0, respectively.

In 2010, we issued convertible notes in the aggregate principal amount of $926,000 to an investor, the managing member of which is a member of our Board of Directors. In 2011, we issued additional convertible notes in the aggregate principal amount of $1,347,709 to the same investor.  In September 2011, all of the notes were converted into 1,101,769 shares of Series A Preferred Stock.

We paid the Chairman of our Scientific and Advisory Board consulting fees of $43,750 and $31,250 for the years ended December 31, 2010 and 2011.

During the year ended December 31, 2011, we paid $50,000 to a member of our Scientific and Advisory Board, $26,000 to a member of management for consulting fees, and $50,000 to a shareholder for consulting fees.

During the year ended December 31, 2010, a related party advanced us $12,500.  As of December 31, 2010 and 2011 the outstanding balance was $12,500.

In June 2012, we sold our 92.5% interest in Heat Biologics II, Inc. to a related party entity in exchange for $9,250 in cash and a receivable of $296,224 based upon an independent appraisal report issued April 2012

On July 9, 2008, we entered into a Loan and Security Agreement with Comercia Bank for an amount of $250,000.

On December 10, 2008, we advanced our Chief Executive Officer $75,000 under the line of credit. The line of credit was paid in full on July 22, 2011.

During 2010, the Chief Executive Officer contributed office space and other utilities to us having a fair value of $5,760.

Listing

We have applied to have our Common Stock listed on the NASDAQ Capital Market under the symbol “HEAL.”

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is XX and its telephone number is XX.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for shares of our Common Stock. Future sales of substantial amounts of shares of our Common Stock, including shares issued upon the exercise of outstanding option awards, in the public market after this offering, or the possibility of these sales occurring, could cause the prevailing market price for our Common Stock to fall or impair our ability to raise equity capital in the future.

Upon the completion of this Offering, a total of 9,199,484 shares of Common Stock will be outstanding, assuming (a) that there are no exercises of option awards and (b) no exercise of the underwriters’ over-allotment option. Of these shares, all 3,000,000 shares of Common Stock sold in this offering by us will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining 6,199,484 shares of Common Stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Subject to the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Date	Number of Shares

On the date of this prospectus	3,000,000

Between 90 and 180 days after the date of this prospectus	4,534,484

In addition, as of November 30, 2012, a total of 1,414,564 shares of our Common Stock were subject to outstanding option awards, of which option awards to purchase 1,119,522 shares of Common Stock will be vested and eligible for sale 180 days after the date of this prospectus, 229,781 shares of restricted stock were issued, of which 229,781 will be fully vested and eligible for sale 180 days after the date of this prospectus and a total of 122,262 shares of our Common Stock were subject to outstanding warrants that will be exercisable and eligible for sale 180 days after the date of this prospectus.

Rule 144

In general, under Rule 144, a person deemed to be one of our affiliates for purposes of the Securities Act and who owns shares that were acquired from us or an affiliate of us at least six months prior to the proposed sale is entitled to sell upon the expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•

one percent of the number of shares of Common Stock then outstanding, which will equal approximately 91,995 shares immediately after the offering; and

•

the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

These sales are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Under Rule 144, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without volume limitations, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year is entitled to sell those shares without regard to the provisions of Rule 144.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will be eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Lock-Up Agreements

Each of our officers and directors, and certain of our existing shareholders and holders of options and warrants to purchase shares of our Common Stock, representing an aggregate of approximately 77% of our outstanding shares prior to the Offering, have agreed, subject to certain exceptions, not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could reasonably be expected to, result in the disposition of any shares of our Common Stock or other securities convertible into or exchangeable or exercisable for shares of our Common Stock or derivatives of our Common Stock owned by these persons prior to this offering or Common Stock issuable upon exercise of options or warrants held by these persons for a period of 180 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice. We have entered into a similar agreement with the representative of the underwriters, see “Underwriters.” There are no agreements between the representative and any of our shareholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

The 180-day restricted period described in the preceding paragraph will be extended if:

•

during the last 17 days of the 180-day restricted period we issue an earnings release or material news, or a material event relating to us occurs; or

•

prior to the expiration of the 180-day restricted period we announce that we will release earnings results during the 16-day period following the last day of the 180-day period.

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The lock-up restrictions will not apply to shares of Common Stock acquired in open-market transactions after the closing of the offering. The lock-up restrictions also will not apply to certain transfers not involving a disposition for value provided that the transferee agrees to be bound by these lock-up restrictions and provided no filing by any person under the Exchange Act is required or will be voluntarily made and no person will be required by law to make or voluntarily make any public announcement of the transfer. In addition, our officers, directors and certain of our existing shareholders that purchase shares of Common Stock pursuant to the directed share program may transfer their directed shares provided no filing by any person under the Exchange Act is required or will be voluntarily made and no person will be required by law to make or voluntarily make any public announcement of the transfer. Our shareholders who have not agreed to the foregoing lock-up restrictions with Deutsche Bank Securities Inc. are parties to agreements with us that restrict their ability to sell our securities for 180 days after the effective date of the registration statement of which this prospectus is part.

Registration Statements

We intend to file a registration statement on Form S-8 under the Securities Act covering shares of Common Stock subject to options outstanding or reserved for issuance under our stock plans. We expect to file this registration statement after this Offering. However, none of the shares registered on Form S-8 will be eligible for resale until the expiration of the lock-up agreements to which they are subject.

UNDERWRITERS

Subject to the terms and conditions of an underwriting agreement, dated ________, 2012, we have agreed to sell to each of the underwriters named below, and each of the underwriters, for which [_________], is acting as representative, have severally, and not jointly, agreed to purchase on a firm commitment basis the number of shares offered in this offering set forth opposite their respective names below, at the public offering price, less the underwriting discount set forth on the cover page of this prospectus.

Underwriter	Number of Shares

Total

Nature of Underwriting Commitment

The underwriting agreement provides that the underwriters are committed to purchase on a several but not joint basis all shares offered in this offering, other than those covered by the over-allotment option described below, if the underwriters purchase any of these securities. The underwriting agreement provides that the obligations of the underwriters to purchase the shares offered hereby are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of other events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to the authorization and the validity of the shares being accepted for listing on The NASDAQ Capital Market and to various other customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions of our counsel.

State Blue Sky Information

We intend to offer and sell the shares offered hereby to retail customers and institutional investors in all 50 states. However, we will not make any offer of these securities in any jurisdiction where the offer is not permitted.

Pricing of Securities

The underwriters have advised us that they propose to offer the shares directly to the public at the public offering price set forth on the cover page of this prospectus, and to certain dealers that are members of the Financial Industry Regulatory Authority (FINRA), at such price less a concession not in excess of US$     per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of US$     per share to certain brokers and dealers. After this offering, the offering price and concessions and discounts to brokers and dealers and other selling terms may from time to time be changed by the underwriters. These prices should not be considered an indication of the actual value of our shares and are subject to change as a result of market conditions and other factors. No variation in those terms will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

Underwriting Compensation

The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us, assuming a $ offering price. The information assumes either no exercise or full exercise by the underwriters of the over-allotment option, as indicated.

	Fee Per Share of Common Stock (1)	Total Without Exercise of Over-Allotment	Total With Exercise of Over-Allotment
Public offering price	$	$	$
Discount	$	$	$

————————

(1)

The fees do not include the warrants or expense reimbursement provisions described below.

We estimate that the total expenses of this offering, excluding the underwriters’ discount and the non-accountable expense allowance, are approximately US$     .

We have granted a 45-day option to the representatives of the underwriters to purchase additional shares up to an additional 15% of shares sold in the offering (additional shares) solely to cover over-allotments, if any, at the same price as the initial shares offered. If the underwriters fully exercise the over-allotment option, the total public offering price, underwriting fees and expenses and net proceeds (before expenses and non-accountable expense allowance) to us will be US$, US$, and US$, respectively.

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representative, [_________], have severally agreed to purchase from us the following respective number of shares of Common Stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

The Underwriting Agreement provides for reciprocal indemnification between the Company and [_________] against certain liabilities in connection with this prospectus and the registration statement, of which this prospectus forms a part, including liabilities under the Securities Act.

We will sell to [_________], for nominal consideration Underwriter’s Warrant equal to 5% of the number of shares of Common Stock sold in the Offering, which is 150,000 Underwriter’s Warrants and 172,500 Underwriter’s Warrants if we sell the additional underwriter’s over-allotment option. The Underwriter’s Warrants may be exercised at any time commencing one year from the completion of the offering and continuing for four years thereafter to purchase shares of Common Stock at an exercise price equal to 125% of the offering price of the shares in this offering and will provide for cashless exercise at all times.

In accordance with subparagraph (g) (1) of Rule 5110 of the FINRA Rules, the Underwriter’s Warrants shall not be sold during the offering, or sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of effectiveness of the Registration Statement or commencement of sales of the public offering, except as provided in subparagraph (g)(2) of Rule 5110 of the FINRA Rules.

[_________] is principally engaged in providing securities brokerage, investment banking and related financial services to individuals, institutions and corporations. [_________] also provides consulting and financial services to private and public entities seeking to obtain or participate in financing arrangements.

Prior to this offering, there has been no public trading market for our securities. Consequently, the initial public offering price of the shares has been determined by negotiations between us and the underwriters and bears no relationship to our earnings, book value, net worth or other financial criteria of value and may not be indicative of the market price of our Common Stock after this offering. Among the factors considered in determining the offering price were our financial condition and prospects, market prices of similar securities of comparable publicly-traded companies, certain financial and operating information of companies engaged in activities similar to ours, prior valuations that we received and the general condition of the securities market. Additionally, the initial public offering price of our shares may not be indicative of the prices that may prevail in the public market.

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock, in accordance with Regulation M under the Securities Exchange Act of 1934 (the “Exchange Act”):

•

Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum;

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any covered short position by either exercising its over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. If the underwriters sell more shares than could be covered by the maximum number of shares offered hereby, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering; and

•

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the Common Stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Common Stock or preventing or delaying a decline in the market price of the Common Stock. As a result, the price of the Common Stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ or otherwise and, if commenced, may be discontinued at any time.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither we nor the underwriters make representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution of Prospectus

A prospectus in electronic format relating to our offering may be made available on the Internet sites or through other online services maintained by the underwriters or selling group members participating in this offering, or their affiliates. In those cases, prospective investors may view offering terms online and may be able to open an account online with the underwriters to participate in the public offering.

Other than the prospectus in electronic format, the information on the underwriters’ or any selling group member’s website and any information contained in any other website maintained by the underwriters or a selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us, any underwriter or any selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

SELLING RESTRICTIONS

Foreign Regulatory Restrictions on Purchase of Shares

We have not taken any action to permit a public offering of shares of our Common Stock outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of shares of our Common Stock and the distribution of the prospectus outside the United States.

China

This prospectus may not be circulated or distributed in the People’s Republic of China (China) and the securities may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of China except pursuant to applicable laws and regulations of China. For the purpose of this paragraph, China does not include Taiwan and the special administrative regions of Hong Kong and Macau.

France

This offering document has not been prepared in the context of a public offering of securities in France (offre au public) within the meaning of Article L.411-1 of the French Code monétaire et financier and Articles 211-1 and seq. of the Autorité des marchés financiers (AMF) regulations and has therefore not been submitted to the AMF for prior approval or otherwise.

The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France and neither this offering document nor any other offering material relating to the securities has been distributed or caused to be distributed or will be distributed or caused to be distributed to the public in France, except only to persons licensed to provide the investment service of portfolio management for the account of third parties and/or to “qualified investors” (as defined in Article L.411-2, D.411-1 and D.411-2 of the French Code monétaire et financier ) and/or to a limited circle of investors (as defined in Article L.411-2, D.411-4 of the French Code monétaire et financier ) on the condition that no such offering document nor any other offering material relating to the securities shall be delivered by them to any person nor reproduced (in whole or in part). Such “qualified investors” are notified that they must act in that connection for their own account in accordance with the terms set out by Article L.411-2 of the French Code monétaire et financier and by Article 211-4 of the AMF Regulations and may not re-transfer, directly or indirectly, the securities in France, other than in compliance with applicable laws and regulations and in particular those relating to a public offering (which are, in particular, embodied in Articles L.411-1, L.412-1 and L.621-8 and seq. of the French Code monétaire et financier ).

You are hereby notified that in connection with the purchase of these securities, you must act for your own account in accordance with the terms set out by Article L.411-2 of the French Code monétaire et financier and by Article 211-4 of the AMF Regulations and may not re-transfer, directly or indirectly, the securities in France, other than in compliance with applicable laws and regulations and in particular those relating to a public offering (which are, in particular, embodied in Articles L.411-1, L.411-2, L.412-1 and L.621-8 and seq. of the French Code monétaire et financier ).

Germany

Any offer or solicitation of securities within Germany must be in full compliance with the German Securities Prospectus Act (Wertpapierprospektgesetz — WpPG). The offer and solicitation of securities to the public in German requires the approval of the prospectus by the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht — BaFin). This prospectus has not been and will not be submitted for approval to the BaFin. This prospectus does not constitute a public offer under the WpPG. This prospectus and any other document relating to the securities, as well as any information contained therein, must not be supplied to the public in Germany or used in connection with any offer for subscription of the securities to the public in Germany, any public marketing of the securities or any public solicitation for offers to subscribe for or otherwise acquire the securities. The prospectus and other offering materials relating to the offer of securities are strictly confidential and may not be distributed to any person or entity other than the designated recipients hereof.

Hong Kong

The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance.

No advertisement, invitation or document, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) has been issued or will be issued in Hong Kong or elsewhere other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance and any rules made under that Ordinance.

WARNING

The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters purchasing for their own account, venture capital funds, and entities with stockholders’ equity in excess of NIS 250 million, each as defined in the Addendum (as it may be amended from time to time, collectively referred to as institutional investors). Institutional investors may be required to submit written confirmation that they fall within the scope of the Addendum. In addition, we may distribute and direct this document in Israel, at our sole discretion, to certain other exempt investors or to investors who do not qualify as institutional or exempt investors, provided that the number of such non-qualified investors in Israel shall be no greater than 35 in any 12-month period.

Italy

The offering of the securities has not been registered with the Commissione Nazionale per le Società e la Borsa (CONSOB), in accordance with Italian securities legislation. Accordingly, the securities may not be offered or sold, and copies of this offering document or any other document relating to the securities may not be distributed in Italy except to Qualified Investors, as defined in Article 34- ter, subsection 1, paragraph b) of CONSOB Regulation no. 11971 of May 14, 1999, as amended (the Issuers’ Regulation), or in any other circumstance where an express exemption to comply with public offering restrictions provided by Legislative Decree no. 58 of February 24, 1998 (the Consolidated Financial Act) or Issuers’ Regulation applies, including those provided for under Article 100 of the Finance Law and Article 34- ter of the Issuers’ Regulation, and provided, however, that any such offer or sale of the securities or distribution of copies of this offering document or any other document relating to the securities in Italy must (1) be made in accordance with all applicable Italian laws and regulations, (2) be conducted in accordance with any relevant limitations or procedural requirements that CONSOB may impose upon the offer or sale of the securities, and (3) be made only by (a) banks, investment firms or financial companies enrolled in the special register provided for in Article 107 of Legislative Decree no. 385 of September 1, 1993, to the extent duly authorized to engage in the placement and/or underwriting of financial instruments in Italy in accordance with the Consolidated Financial Act and the relevant implementing regulations; or (b) foreign banks or financial institutions (the controlling shareholding of which is owned by one or more banks located in the same EU Member State) authorised to place and distribute securities in the Republic of Italy pursuant to Articles 15, 16 and 18 of the Banking Act, in each case acting in compliance with all applicable laws and regulations.

India

This document has not been and will not be registered as a prospectus or a statement in lieu of prospectus with any registrar of companies in India. This document has not been and will not be reviewed or approved by any regulatory authority in India, including the Securities and Exchange Board of India, any registrar of companies in India or any stock exchange in India. This document and this offering of securities are not and should not be construed as an invitation, offer or sale of any securities to the public in India. Other than in compliance with the private placement exemptions under applicable laws and regulations in India, including the Companies Act, 1956, as amended, the securities have not been, and will not be, offered or sold to the public or any member of the public in India. This document is strictly personal to the recipient and neither this document nor the offering of the securities is calculated to result, directly or indirectly, in the securities becoming available for subscription or purchase by persons other than those receiving the invitation or offer.

Singapore

The offer or invitation which is the subject of this document is only allowed to be made to the persons set out herein. Moreover, this document is not a prospectus as defined in the Securities and Futures Act (Chapter 289) of Singapore (SFA) and accordingly, statutory liability under the SFA in relation to the content of the document will not apply.

As this document has not been and will not be lodged with or registered as a document by the Monetary Authority of Singapore, this document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than: (1) to an institutional investor under Section 274 of the SFA; (2) to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA; or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person who is:

(a)

a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, securities, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the securities under Section 275 of the SFA except:

(1)

to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $100,000 (or its equivalent foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets;

(2)

where no consideration is given for the transfer; or

(3)

by operation of law.

By accepting this document, the recipient hereof represents and warrants that he is entitled to receive such report in accordance with the restrictions set forth above and agrees to be bound by the limitations contained herein. Any failure to comply with these limitations may constitute a violation of law.

Switzerland

This document does not constitute a prospectus within the meaning of Article 652a of the Swiss Code of Obligations. The securities of ROI Acquisition Corp. may not be sold directly or indirectly in or into Switzerland except in a manner which will not result in a public offering within the meaning of the Swiss Code of Obligations. Neither this document nor any other offering materials relating to the securities may be disturbed, published or otherwise made available in Switzerland except in a manner which will not constitute a public offer of the securities of ROI Acquisition Corp. in Switzerland.

United Kingdom

Each underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the securities in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any securities in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of the shares of Common Stock offered hereby will be passed upon for us by Gracin & Marlow, LLP, New York, New York, will act as counsel tous.

EXPERTS

The consolidated financial statements (a development stage company) as of December 31, 2011 and 2010 and for each of the two years in the period ended December 31, 2011 included in this Prospectus and in the Registration Statement have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm (the report on the consolidated financial statements contains an explanatory paragraph regarding the Company's ability to continue as a going concern) appearing elsewhere herein and in the Registration Statement, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the Common Stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

Independent Auditors’ Report

Board of Directors

Heat Biologics, Inc. and Subsidiaries

(A Development Stage Company)

Chapel Hill, North Carolina

We have audited the accompanying consolidated balance sheets of Heat Biologics, Inc. and Subsidiaries (the “Company”) (a development stage company) as of December 31, 2011 and 2010 and the related consolidated statements of operations, stockholders’ deficit, and cash flows for each of the two years in the period ended December 31, 2011 and for the period from June 10, 2008 (inception) to December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Heat Biologics, Inc. and Subsidiaries at December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2011 and the period from June 10, 2008 (inception) to December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has net losses of $3,515,082 from inception, negative cash flows from operations of $2,865,733 from inception, a working capital deficiency of $342,496 and a stockholders’ deficit of $334,098 that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

September 14, 2012

Heat Biologics, Inc. and Subsidiaries

(A Development Stage Company)

Consolidated Balance Sheets

	December 31,		September 30,
	2011	2010	2012
			(Unaudited)
Assets

Current Assets
Cash and cash equivalents	$98,646	$169,437	$131,324
Grants receivable	-	223,295	-
Receivable from related party	-	-	6,241
Loan receivable from officer	-	6,138	-
Prepaid expenses and other current assets	5,593	3,695	59,201
Total Current Assets	104,239	402,565	196,766

Property and Equipment, Net	11,589	-	11,037

Other Assets
Restricted cash	1,712	-	26,197
Debt issuance costs, net	55,007	25,285	30,360
Deposits	9,520	-	9,320
Total Other Assets	66,239	25,285	65,877
Total Assets	$182,067	$427,850	$273,680

Liabilities and Stockholders' Deficit

Current Liabilities
Accounts payable	$364,496	$345,653	$445,130
Accrued expenses and other payable	25,901	3,125	89,383
Accrued interest	686	15,166	4,476
Liabilities related to discontinued operations	55,652	-	-
Convertible notes payable	-	600,000	-
Total Current Liabilities	446,735	963,944	538,989

Long Term Liabilities
Related party payable	12,500	12,500	12,500
Notes payable	-	-	425,000
Convertible notes payable - less current portion	-	576,000	80,204
Preferred stock warrants liability	56,930	-	84,370
Total Liabilities	516,165	1,552,444	1,141,063

Stockholders' Deficit
Series 1 preferred stock, $.0001 par value; 112,500 shares authorized 112,500 shares issued and outstanding	11	-	11
Series A preferred stock, $.0001 par value; 2,000,000 shares authorized 1,347,255 shares issued and outstanding at December 31, 2011 and 2010 and 1,863,128 shares issued and outstanding at September 30, 2012	134	11	186
Common stock, $.0001 par value; 50,000,000 shares authorized;4,879,926 shares issued; 4,203,114 shares outstanding at December 31, 2011; 4,218,114 shares outstanding at September 30, 2012;4,131,017 shares outstanding at December 31, 2010	400	400	400
Additional paid in capital	3,205,753	302,249	4,369,315
Deficit accumulated during the development stage	(3,515,082)	(1,410,198)	(5,186,473)
Total Stockholders' Deficit - Less Non-Controlling Interest	(308,784)	(1,107,538)	(816,561)
Non-Controlling Interest	(25,314)	(17,056)	(50,822)
Total Stockholders' Deficit	(334,098)	(1,124,594)	(867,383)
Total Liabilities and Stockholders' Deficit	$182,067	$427,850	$273,680

See accompanying notes to consolidated statements.

Heat Biologics, Inc. and Subsidiaries

(A Development Stage Company)

Consolidated Statements of Operations

					June 10, 2008
					(Inception) to
	Year Ended December 31,		Nine Months Ended September 30,		September 30,
	2011	2010	2012	2011	2012
			(Unaudited)		(Unaudited)
Revenue
Grant awards	$187,787	$375,692	$3,110	$187,787	$585,589

Operating Expenses
Research and development	1,246,587	562,855	591,395	1,009,521	2,815,021
Clinical trials and research	255,210	150,362	199,980	174,654	605,552
General and administration	720,790	246,063	813,660	462,080	1,919,526
Total Operating Expenses	2,222,587	959,280	1,605,035	1,646,255	5,340,099

Loss from Operations	(2,034,800)	(583,588)	(1,601,925)	(1,458,468)	(4,754,510)

Nonoperating Income (Expenses)
Interest income	517	168	-	459	685
Other (expense) income	(1,526)	-	774	(8,338)	(752)
Interest expense	(63,173)	(42,442)	(77,369)	(61,425)	(195,744)
Total Nonoperating Expenses	(64,182)	(42,274)	(76,595)	(69,304)	(195,811)

Loss from Continuing Operations	(2,098,982)	(625,862)	(1,678,520)	(1,527,772)	(4,950,321)

Loss from Discontinued Operations	(14,160)	(95,982)	(18,379)	(14,160)	(286,974)

Net Loss Before Income Tax Expense	(2,113,142)	(721,844)	(1,696,899)	(1,541,932)	(5,237,295)

Income Tax Expense	-	-	-	-	-

Net Loss	(2,113,142)	(721,844)	(1,696,899)	(1,541,932)	(5,237,295)
Less: net loss - non-controlling interest	(8,258)	(10,406)	(25,508)	(8,258)	(50,822)
Net Loss Attributable to Controlling Interest	$(2,104,884)	$(711,438)	$(1,671,391)	$(1,533,674)	$(5,186,473)

Basic and Diluted Loss per Common Share
From Continuing Operations	$(0.50)	$(0.15)	$(0.40)	$(0.37)
From Discontinued Operations	(0.00)	(0.02)	(0.00)	(0.00)
Basic and Diluted Loss per Common Share	$(0.50)	$(0.17)	$(0.40)	$(0.37)
Basic and diluted weighted average common shares outstanding during the period	4,197,332	4,084,722	4,210,365	4,169,723

See accompanying notes to consolidated statements.

Heat Biologics, Inc. and Subsidiaries

(A Development Stage Company)

Consolidated Statements of Stockholders’ Deficit

					Deficit
	Preferred	Preferred			Accumulated
	Stock	Stock	Common	Additional	During	Non-	Total
	Series 1	Series A	Stock	Paid In	Development	Controlling	Stockholders'
	Amount	Amount	Amount	Capital	Stage	Interest	Deficit

Common Stock Issued:
June 10, 2008, 3,209,781 shares	$-	$-	$321	$-	$-	$-	$321
July 11, 2008, 600,000 shares	-	-	60	-	-	-	60
July 11, 2008, 423,309 shares	-	-	42	-	-	-	42
Non-cash consideration for rent	-	-	-	4,104	-	-	4,104
Net loss	-	-	-	-	(281,971)	-	(281,971)
Balance, December 31, 2008	-	-	423	4,104	(281,971)	-	(277,444)

Common Stock Issued:
January 1, 2009, 140,000 shares	-	-	14	-	-	-	14
April 20, 2009, 50,219 shares	-	-	5	-	-	-	5
April 29, 2009, 226,836 shares			23				23
Common Stock Cancelled:
June 26, 2009, (650,145) shares	-	-	(65)	65	-	-	-
Preferred Stock Issued:
November 3, 2009, 112,500 shares at $2.22 per share	-	11	-	249,989	-	-	250,000
Non-cash consideration for rent	-	-	-	5,760	-	-	5,760
Stock based compensation	-	-	-	13,364	-	-	13,364
Net loss	-	-	-	-	(416,789)	(6,650)	(423,439)
Balance, December 31, 2009	-	11	400	273,282	(698,760)	(6,650)	(431,717)

Non-cash consideration for rent	-	-	-	5,760	-	-	5,760
Stock based compensation	-	-	-	30,791	-	-	30,791
Stock issuance costs	-	-	-	(7,584)	-	-	(7,584)
Net loss	-	-	-	-	(711,438)	(10,406)	(721,844)
Balance, December 31, 2010	-	11	400	302,249	(1,410,198)	(17,056)	(1,124,594)

Notes Payable Converted to Preferred Stock:
September 30, 2011, 1,101,769 shares at $2.10 per share	-	110	-	2,313,605	-	-	2,313,715
September 30, 2011, 123,939 shares at $2.10 per share	-	12	-	260,260	-	-	260,272
September 30, 2011, 48,092 shares at $2.10 per share	-	5	-	100,988	-	-	100,993
Preferred Stock Issued:
December 20, 2011, 73,455 shares at $2.10 per share	-	7	-	154,248	-	-	154,255
Preferred Series A Converted to Preferred Series 1,
December 16, 2011, 112,500 shares at $2.22 per share	11	(11)	-	-	-	-	-
Stock based compensation	-	-	-	91,984	-	-	91,984
Stock issuance costs	-	-	-	(17,581)	-	-	(17,581)
Net loss	-	-	-	-	(2,104,884)	(8,258)	(2,113,142)
Balance, December 31, 2011	11	134	400	3,205,753	(3,515,082)	(25,314)	(334,098)

Preferred Stock Issued:
March 7, 2012, 47,619 shares at $2.10 per share (unaudited)	-	5	-	99,995	-	-	100,000
April 3, 2012, 39,683 shares at $2.10 per share (unaudited)	-	4	-	83,330	-	-	83,334
April 27, 2012, 428,571 shares at $2.10 per share (unaudited)	-	43	-	899,957	-	-	900,000
Stock based compensation (unaudited)	-	-	-	80,980	-	-	80,980
Stock issuance costs (unaudited)	-	-	-	(700)	-	-	(700)
Net loss (unaudited)	-	-	-	-	(1,671,391)	(25,508)	(1,696,899)
Balance, September 30, 2012 (unaudited)	$11	$186	$400	$4,369,315	$(5,186,473)	$(50,822)	$(867,383)

See accompanying notes to consolidated statements.

Heat Biologics, Inc. and Subsidiaries

(A Development Stage Company)

Consolidated Statements of Cash Flows

					June 10, 2008
					(Inception) to
	Year Ended December 31,		Nine Months Ended September 30,		September 30,
	2011	2010	2012	2011	2012
			(Unaudited)		(Unaudited)

Operating Activities
Net loss	$(2,113,142)	$(721,844)	$(1,696,899)	$(1,541,932)	$(5,237,295)
Adjustments to reconcile net loss to net cash used by operations:
Depreciation	624	-	2,332	-	2,956
Amortization of debt issuance costs	26,168	13,887	56,327	25,285	96,382
Remeasurement of fair value of preferred stock warrant liability	1,040	-	(4,240)	-	(3,200)
Non-cash consideration for rent	-	5,760	-	-	15,624
Stock based compensation	91,984	30,791	80,980	60,945	217,119
Increase (decrease) in cash arising from changes in assets and liabilities:
Grants receivable	223,295	(223,295)	-	223,295	-
Related party receivable	-	-	(6,241)	-	(6,241)
Prepaid expenses and other current assets	(1,898)	5,805	(53,608)	2,118	(59,201)
Restricted cash	(1,712)	-	(24,485)	4,101	(26,197)
Deposits	(9,520)	-	200	(5,200)	(9,320)
Accounts payable	74,495	271,441	24,982	62,835	445,130
Accrued expenses and other payables	22,776	(154,529)	63,482	466	89,383
Accrued interest	36,791	13,517	3,790	-	55,747
Net Cash Used by Operating Activities	(1,649,099)	(758,467)	(1,553,380)	(1,168,087)	(4,419,113)

Cash Flows from Investing Activities
Purchase of property and equipment	(12,213)	-	(1,780)	(10,213)	(13,993)
Decrease in loan receivable from officer	6,138	-	-	-	-
Net Cash Used in Investing Activities	(6,075)	-	(1,780)	(10,213)	(13,993)

See accompanying notes to consolidated statements.

Heat Biologics, Inc. and Subsidiaries

(A Development Stage Company)

Consolidated Statements of Cash Flows (Continued)

					June 10, 2008
					(Inception) to
	Year Ended December 31,		Nine Months Ended September 30,		September 30,
	2011	2010	2012	2011	2012
			(Unaudited)		(Unaudited)

Financing Activities
Borrowings on notes payable	-	12,500	650,000	-	662,500
Borrowings on line of credit	-	13,390	-	-	273,427
Payments on notes payable	-	-	(225,000)	-	(225,000)
Payments on line of credit	-	(262,890)	-	-	(273,427)
Issuance of convertible notes payable, net of issuance costs	1,447,709	1,136,828	80,204	1,483,814	2,664,741
Issuance of common stock	-	-	-	-	465
Issuance of series A preferred stock	154,255	-	1,083,334	-	1,487,589
Stock issuance costs	(17,581)	(7,584)	(700)	(700)	(25,865)
Net Cash Provided by Financing Activities	1,584,383	892,244	1,587,838	1,483,114	4,564,430

Net (Decrease) Increase in Cash and Cash Equivalents	(70,791)	133,777	32,678	304,814	131,324

Cash and Cash Equivalents - Beginning of Period	169,437	35,660	98,646	169,437	-

Cash and Cash Equivalents - End of Period	$98,646	$169,437	$131,324	$474,251	$131,324

Supplemental Disclosure for Cash Flow Information
Interest paid	$-	$15,843	$16,773	$-	$57,877

Supplemental Schedule of Noncash Investing and Financing Activities
Notes payable converted to series A preferred stock	$2,674,980	$-	$-	$2,674,980	$2,674,980
Issuance of preferred stock warrants and debt issuance costs	$55,890	$-	$31,680	$-	$87,570
Cancellation of common stock	$-	$-	$-	$-	$65
Non-cash consideration for rent	$-	$5,760	$-	$-	$15,624

See accompanying notes to consolidated statements.

Heat Biologics, Inc. and Subsidiaries

(A Development Stage Company)

Notes to Consolidated Financial Statements

1.

Organization

Heat Biologics, Inc., (“Heat”), was incorporated in 2008 pursuant to the laws of the state of Delaware. Heat Biologics, Inc. is a development stage company focused on the development and commercialization of ImPact Therapy, a platform technology that offers a novel approach to treating cancer and other diseases by using live, modified cell lines to activate the immune system against specific defined targets. Heat is currently in Phase II clinical trials with its first drug for patients with advanced non-small cell lung cancer.  During 2010 and part of 2011, Heat was based in Miami Beach, Florida. In July 2011, Heat moved all administrative operations to Chapel Hill, North Carolina.

Heat has owned 92.5% interests in two subsidiaries, Heat Biologics I, Inc. (“Heat I”) and Heat Biologics II, Inc. (“Heat II”) since their incorporation in the state of Delaware and commencement of operations on April 28, 2009. In April of 2012, the Board of Directors approved the sale of Heat’s entire 92.5% interest in Heat II. An independent appraisal report, issued on April 18, 2012, was concurrently approved by the Board as an accurate assessment of Heat II’s fair market value of $0.0025 per share. On June 25, 2012 a stock purchase agreement was executed for the purchase of 3,700,000 shares of Heat II common stock by a related party.  The operations of Heat II through June 25, 2012, including fiscal year 2011 and 2010, and inception to date, are presented in the accompanying consolidated statements of operations as a loss from discontinued operations and on the consolidated balance sheets as liabilities related to discontinued operations.

Heat formed Heat Biologics GmbH (Heat GmbH), a wholly-owned limited liability company, organized in Germany on September 11, 2012.  As of September 30, 2012, there had been no activity within Heat GmbH other than its formation.

Heat’s product candidates require clinical trials and approvals from regulatory agencies, as well as acceptance in the marketplace. Part of Heat’s strategy is to develop and commercialize some of its product candidates by continuing existing arrangements with academic and corporate collaborators and licensees and by entering into new collaborations.

2.

Summary of Significant Accounting Policies

Basis of Accounting

Heat prepares its consolidated financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Activities during the development stage include developing the business plan, raising capital, and developing the Company’s platform technology.

Going Concern

As reflected in the accompanying consolidated financial statements, the Company is in the development stage with limited operations. As of September 30, 2012, the Company had unaudited net losses of $5,186,473 from inception, unaudited negative cash flows from operations of $4,419,113 from inception, an unaudited working capital deficiency of $342,223 and an unaudited stockholders’ deficiency of $867,383. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company’s ability to raise additional capital and implement its business plan. The consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Heat Biologics, Inc. and Subsidiaries

(A Development Stage Company)

Notes to Consolidated Financial Statements (Continued)

Management expects to raise additional funds in advance of depleting the Company’s current funds. Management plans to raise funds by: (1) licensing technologies or products to one or more collaborative partners, (2) renegotiating third-party agreements, (3) securing additional debt financing, (4) selling additional equity securities and/or (5) obtaining additional grant awards. Management feels these actions provide the opportunity for the Company to continue as a going concern.  Satisfying long-term liquidity needs may require  the  successful  commercialization  and/or  partnering  of arrangements  for  the  Company’s products and product candidates under development by the Company’s licenses and will require additional capital. If the Company incurs operating losses for longer than expected and/or the Company is unable to raise additional capital, the Company may become insolvent and be unable to continue operations.

Principles of Consolidation

The consolidated financial statements include the accounts of Heat Biologics, Inc. and its subsidiaries, Heat I, Heat II, Heat III, Heat IV and GmbH. All significant intercompany accounts and transactions have been eliminated in consolidation. At December 31, 2011 and 2010 and September 30, 2011 Heat held a 92.5% controlling interest in Heat I and Heat II and accounts for its less than 100% interest in the consolidated financial statements in accordance with U.S. GAAP. Accordingly, the Company presents non-controlling interests as a component of stockholders’ deficit on its consolidated balance sheets and reports non-controlling interest net income (loss) under the heading “net income (loss) – non-controlling interest” in the consolidated statements of operations.  In June 2012, the Company sold its entire 92.5% interest in Heat II. The operations of Heat II through June 25, 2012, including fiscal year 2011 and 2010, and inception to date, are presented in the accompanying consolidated statements of operations as a loss from discontinued operations and on the consolidated balance sheets as liabilities related to discontinued operations.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents and Restricted Cash

The Company considers all cash and other highly liquid investments with initial maturities of three months or less from the date of purchase to be cash and cash equivalents. The Company had a restricted cash balance of $1,712 and $0 at December 31, 2011 and 2010, respectively, and $26,197 at September 30, 2012 (unaudited). The United States Patent and Trade Office (“USPTO”) requires the Company to maintain an account with a minimum of $1,000 to be used to pay fees associated with new trademarks of the Company and one of the Company’s lenders requires a minimum $25,000 cash balance to be maintained with the lending bank.

Concentration of Credit Risk

At times, cash balances may exceed the Federal Deposit Insurance Corporation (“FDIC”) insurable limits. The Company has never experienced any losses related to these balances. All of the Company’s cash balances were fully insured at December 31, 2011 and 2010 and September 30, 2012 and 2011. The Company believes it is not exposed to significant credit risk on cash and cash equivalents. Restricted cash includes amounts on deposit at United States Patent & Trade Office.

Financial instruments that subject the Company to risk of loss consist principally of grants receivable. For the year ended December 31, 2011 and the nine month periods ended September 30, 2012 and 2011, one grantor represented 100% of the Company’s grant revenue. For the year ended December 31, 2010, three grantors represented 100% of the Company’s grant revenue. As of December 31, 2010, one grantor represented 100% of the Company’s grants

Heat Biologics, Inc. and Subsidiaries

(A Development Stage Company)

Notes to Consolidated Financial Statements (Continued)

receivable balance. There was no grants receivable balance at December 31, 2011 or September 30, 2012 (unaudited).  The Company reviews grants receivable for collectability and estimates an allowance based upon the composition of the receivable balance, historical collections, and loss experience.  No allowance has been recorded historically as all grants receivable have been collected in full.

Debt Issuance Costs

Debt issuance costs include the costs incurred to obtain financing, including the fair value of preferred stock warrants at the date of issuance, and are amortized using the straight-line method, which approximates the effective interest method, over the life of the related debt. Debt issuance costs are included in the accompanying consolidated balance sheets net of amortization.

Property and Equipment

Property and equipment are stated at cost and are capitalized if the cost exceeds $500. Depreciation is calculated using the straight-line method and is based on estimated useful lives of 3 years for computer equipment and furniture and fixtures.

Preferred Stock Warrant Liability

In December 2011 and August 2012, the Company entered into a promissory note with each of two lenders and issued preferred stock warrants to each lender as consideration. The Company accounts for these freestanding warrants to purchase the Company’s Series A Preferred Stock as liabilities at fair value on the accompanying consolidated balance sheets. The warrants may only be settled in shares of Series A Preferred Stock. The warrants are subject to re-measurement at each balance sheet date, and the change in fair value, if any, is recognized as other income (expense). The Company will continue to adjust the liability for changes in fair value until the earlier of (i) exercise of the warrants, (ii) conversion of the warrants into warrants to purchase common stock upon an event such as the completion of an initial public offering or (iii) expiration of the warrants. Upon conversion, the preferred stock warranty liability will be reclassified into additional paid-in capital. The Company used a Monte Carlo simulation in evaluating the fair value of the warrants, taking into consideration the down-round protection feature included within the warrant agreement.

Net Loss per Share

Basic net loss per share is computed by dividing net income by the weighted average number of common shares outstanding during each year. Fully diluted net loss per share is computed using the weighted average number of common shares and dilutive securities outstanding during each year. Dilutive securities having an anti-dilutive effect on diluted loss per share are excluded from the calculation.

Fair Value of Financial Instruments

The carrying amount of certain of the Company’s financial instruments, including grants receivable, prepaid expenses and other current assets, other assets, deposits, accounts payable, accrued expenses and other payables, and related party payable approximate fair value due to their short maturities. The carrying value of the Company’s notes payable approximated fair value because the interest rates under those obligations approximate market rates of interest available to the Company for similar instruments.

As a basis for determining the fair value of certain of the Company’s financial instruments, the Company utilizes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level I – Observable inputs such as quoted prices in active markets for identical assets or liabilities.

Heat Biologics, Inc. and Subsidiaries

(A Development Stage Company)

Notes to Consolidated Financial Statements (Continued)

Level II – Observable inputs, other than Level I prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level III – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. The Company’s financial instruments that are measured at fair value on a recurring basis consist only of the preferred stock warrant liability. The Company’s preferred stock warrant liability is classified within Level III of the fair value hierarchy.

The change in the fair value of the Level III preferred stock warrant liability is summarized below:

	December 31,		September 30,
	2011	2010	2012	2011
			(unaudited)
Fair value at beginning of period	$-	$-	$56,930	$-
Issuances	55,890	-	31,680	-
Change in fair value at end of period	1,040	-	(4,240)	-

Fair value at end of period	$56,930	$-	$84,370	$-

Marketing

Marketing costs are expensed as incurred. Marketing expense totaled $18,380 and $12,980 for the years ended December 31, 2011 and 2010, respectively. Marketing expense totaled $4,650 and $18,180 for the nine months ended September 30, 2012 and 2011 (unaudited), respectively.

Income Tax

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of assets and liabilities and their respective tax bases, operating loss carryforwards, and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In accordance with FASB ASC 740, Accounting for Income Taxes, the Company reflects in the financial statements the benefit of positions taken in a previously filed tax return or expected to be taken in a future tax return only when it is considered ‘more-likely-than-not’ that the position taken will be sustained by a taxing authority. As of December 31, 2011 and 2010 and September 30, 2012, the Company had no unrecognized income tax benefits and correspondingly there is no impact on the Company’s effective income tax rate associated with these items. The Company’s policy for recording interest and penalties relating to uncertain income tax positions is to record them as a component of income tax expense in the accompanying statements of income. As of December 31, 2011 and 2010, the Company had no such accruals.

Heat Biologics, Inc. and Subsidiaries

(A Development Stage Company)

Notes to Consolidated Financial Statements (Continued)

Stock-Based Compensation

The Company accounts for stock-based compensation arrangements with employees and non-employee directors using a fair value method which requires the recognition of compensation expense for costs related to all stock-based payments, including stock options. The fair value method requires the Company to estimate the fair value of stock-based payment awards on the date of grant using an option pricing model.

Stock-based compensation costs are based on the fair value of the underlying option calculated using the Black-Scholes option-pricing model on the date of grant for stock options and recognized as expense on a straight-line basis over the requisite service period, which is the vesting period. Determining the appropriate fair value model and related assumptions requires judgment, including estimating stock price volatility, forfeiture rates and expected term. The expected volatility rates are estimated based on the actual volatility of comparable public companies over the expected term. The expected term for the years ended December 31, 2011 and 2010 and the nine month periods ended September 30, 2012 and 2011 represents the average time that options are expected to be outstanding based on the mid-point between the vesting date and the end of the contractual term of the award. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company has not paid dividends and does not anticipate paying a cash dividend in the foreseeable future and, accordingly, uses an expected dividend yield of zero. The risk-free interest rate is based on the rate of U.S. Treasury securities with maturities consistent with the estimated expected term of the awards. The measurement of nonemployee share-based compensation is subject to periodic adjustments as the underlying equity instruments vest and is recognized as an expense over the period over which services are received.

Net loss attributable to non-controlling interests

Net loss attributable to non-controlling interests is the result of the Company's consolidation of subsidiaries of which it does not own 100%. The Company's net loss attributable to non-controlling interests relates to the University's ownership in Heat I and Heat II.

Revenue Recognition

The Company recognizes revenue associated with various grant contracts on a reimbursement basis. Each contract outlines the parameters for receiving the funds. The Company recognizes the funding from these contracts as revenue as the expenses associated with meeting the contracts are incurred and submitted to the funding source for reimbursement and the amounts are deemed collectible.

Research and Development

Research and development costs are expensed as incurred. The Company has acquired exclusive licensing rights to intellectual property to further its research and development. These costs are expensed as incurred. The Company also incurs legal costs relating to the filing and application fees for patents which are owned by the universities with which the Company has license agreements. These costs are also expensed as research and development expense as incurred.

Reclassifications

In certain instances, amounts previously reported in the 2011 consolidated financial statements have been reclassified to conform to the September 30, 2012 (unaudited) consolidated financial statement presentation. Such reclassifications had no effect on net loss or stockholders’ deficit as previously reported.

Heat Biologics, Inc. and Subsidiaries

(A Development Stage Company)

Notes to Consolidated Financial Statements (Continued)

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) amended the FASB Accounting Standards Codification (“ASC”) to converge the fair value measurement guidance in U.S. GAAP and International Financial Reporting Standards. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change particular principles in fair value measurement guidance. In addition, the amendments require additional fair value disclosures. The amendments are effective for fiscal years beginning after December 15, 2011 and should be applied prospectively. These amendments impact the Company’s financial statement disclosures only and became effective in the nine month period ending September 30, 2012.  The adoption of these amendments did not have a material impact on the Company’s consolidated financial statements.

In August 2012, the Financial Accounting Standards Board (“FASB”) issued ASU 2012-03, Technical Amendments and Corrections to SEC Sections to amend various SEC sections in the Accounting Standards Codification as a result of (1) the issuance of SEC Staff Accounting Bulletin No. 114; (2) the issuance of SEC Release No. 33-9250; and (3) corrections related to ASU 2010-22, Technical Corrections to SEC Paragraphs. The new guidance was effective upon issuance, and the adoption of this guidance did not have an impact on the Company’s consolidated financial statements.

3.

Grants Receivable

On April 6, 2010 the National Institute of Health (the “NIH”) awarded Heat a grant in the amount of $300,000 for the development of certain technology. The project period was from April 15, 2010 to March 31, 2011. At December 31, 2011 and 2010, the receivable from the NIH was $0 and $60,860, respectively.  On October 29, 2010 the Company received a grant from the Internal Revenue Service (the “IRS”) for reimbursement of qualified investments in a therapeutic discovery project under section 48D of the Internal Revenue Code. The grant was for the amount of $244,479. At December 31, 2011 and 2010, the receivable from the IRS was $0 and $162,435, respectively.  There were no grants receivable at September 30, 2012 (unaudited).

4.

Discontinued Operations

In April of 2012, the Company's board approved a plan to sell its 92.5% interest in Heat II to a related party entity.  On June 25, 2012, the Company sold all of its interest to the related party in exchange for $9,250 in cash and a receivable from Heat II of $296,244.  The receivable is due in full approximately seven years from the date of the transaction with interest accruing at a rate of 6% per annum.  The Company performed a fair value analysis of the receivable from Heat II and determined that due to the uncertainty surrounding the collectibility of the receivable, the fair value was $0. The Company's estimate of the fair value of the receivable is based upon several factors including the long-term maturity of the receivable, an analysis of Heat II's ability and willingness to pay the receivable given the current financial position, and the fact that Heat II is likely years away from generating product revenues.

The $9,250 in cash was recorded as a reduction to the loss from discontinued operations in the consolidated statement of operations for the nine months ended September 30, 2012.  The operations of Heat II through June 25, 2012, including fiscal year 2011 and 2010, and inception to date, are presented in the accompanying consolidated statements of operations as a loss from discontinued operations and on the consolidated balance sheets as liabilities related to discontinued operations.

Heat Biologics, Inc. and Subsidiaries

(A Development Stage Company)

Notes to Consolidated Financial Statements (Continued)

5.

Property and Equipment

Property and equipment consist of the following at:

	Year ended December 31,		Nine months ended September 30,
	2011	2010	2012
			(unaudited)
Computer equipment	$3,213	$-	$3,213
Furniture and fixtures	9,000	-	10,780
Less: accumulated depreciation	(624)	-	(2,956)

	$11,589	$-	$11,037

Depreciation expense for the year ended December 31, 2012 was $624 and $2,332 for the nine months ended September 30, 2012. There was no depreciation expense during fiscal year 2010.

6.

Loan Receivable from Officer

On December 10, 2008, the Company advanced an officer $75,000. As of December 31, 2011 and 2010, the outstanding balance of the loan receivable from the officer was $0 and $6,138, respectively. The loan receivable was paid in full in 2011.

7.

Debt Issuance Costs

In connection with the issuance of convertible notes payable, the Company incurred debt acquisition costs in the amount of $39,172. The Company capitalized these costs and amortized them over the life of the note payable, using the effective interest method of amortization. The outstanding notes payable were all converted to preferred stock during the year-ended December 31, 2011 at which time the remaining debt issuance costs related to the issuance of these convertible notes payable were written-off.

In December 2011, the Company recorded $55,890 of debt issuance costs related to the issuance of warrants to purchase Series A Preferred Stock to a lender. The warrants were issued in conjunction with a promissory note issued to the lender.  In December 2011, the Company began amortizing the debt issuance costs over the three year term of the promissory note resulting in $883 of interest expense for the year ended December 31, 2011.  The note payable associated with the preferred stock warrants was paid in full and terminated during the nine months ended September 30, 2012.  The remaining balance of $55,007 was amortized and written off during the nine months ended September 30, 2012.

In August 2012, the Company recorded $31,680 of debt issuance costs related to the issuance of warrants to purchase Series A Preferred Stock to a lender. The warrants were issued in conjunction with a promissory note issued to the lender.  At this time, the Company began amortizing the debt issuance costs over the four year term of the promissory note resulting in $1,320 of unaudited interest expense for the nine months ended September 30, 2012. Amortization expense was $25,285 and $13,887 during fiscal year 2011 and 2010, respectively.  Accumulated amortization at December 31, 2011 and 2010 was $39,172 and $13,887, respectively. Unaudited amortization expense was $56,327 and $25,285 for the nine month periods ended September 30, 2012 and 2011, respectively.  Unaudited accumulated amortization at September 30, 2012 and 2011 was $0.

Heat Biologics, Inc. and Subsidiaries

(A Development Stage Company)

Notes to Consolidated Financial Statements (Continued)

8.

Line of Credit

On July 9, 2008, the Company obtained a Loan and Security Agreement (“Line of Credit”) in an amount of up to $250,000 to support working capital requirements. The interest rate was 7% per annum as of December 31, 2010. The loan was personally guaranteed by an executive of the Company by meeting certain funding requirements with the bank. The outstanding balance on the Line of Credit of $249,500 was paid in full during 2010 and the Line of Credit was closed as of December 31, 2010. Interest expense on the Line of Credit during 2010 was $13,390.

9.

Convertible Notes Payable

On May 18, 2010, the Company issued a convertible note payable to an investor in the amount of $250,000 with an interest rate of 3% per annum, accruing monthly. The note is convertible into the Company’s Series A Preferred Stock at a price per share of $2.10. The note was scheduled to mature in November 2011; however, the note payable, along with accrued interest of $10,273, was converted to Series A Preferred Stock on September 30, 2011. The conversion resulted in 123,939 shares of preferred stock issued and $260,260 of additional paid-in capital.

On May 24, 2010, the Company issued a convertible note payable to a related party in the amount of $350,000 with an interest rate of 3% per annum, accruing monthly. The note is convertible into the Company’s Series A Preferred Stock at a price per share of $2.10. The note was scheduled to mature in November 2011; however, the note payable, along with accrued interest of $14,210, was converted to Series A Preferred Stock on September 30, 2011. The conversion resulted in 173,433 shares of preferred stock issued and $364,192 of additional paid-in capital.

On September 30, 2010, the Company issued a convertible note payable to a related party in the amount of $576,000 with an interest rate of 3% per annum, accruing monthly. The note is convertible into the Company’s Series A Preferred Stock at a price per share of $2.10. The note was scheduled to mature in March 2012; however, the note payable, along with the accrued interest of $17,279, was converted to Series A Preferred Stock on September 30, 2011. The conversion resulted in 282,514 shares of preferred stock issued and $593,252 of additional paid-in capital.

On May 9, 2011, the Company issued a convertible note payable to a related party in the amount of $425,000 with an interest rate of 3% per annum, accruing monthly. The note is convertible into the Company’s Series A Preferred Stock at a price per share of $2.10. The note was scheduled to mature in November 2012; however, the note payable, along with the accrued interest of $5,029, was converted to Series A Preferred Stock on September 30, 2011. The conversion resulted in 204,776 shares of preferred stock issued and $430,009 of additional paid-in capital.

On June 1, 2011, the Company issued a convertible note payable to a related party in the amount of $100,000 with an interest rate of 3% per annum, accruing monthly. The note is convertible into the Company’s Series A Preferred Stock at a price per share of $2.10. The note was scheduled to mature in December 2012; however, the note payable, along with accrued interest of $993, was converted to Series A Preferred Stock on September 30, 2011. The conversion resulted in 48,092 shares of preferred stock issued and $100,988 of additional paid-in capital.

On August 15, 2011, the Company issued a convertible note payable to a related party in the amount of $922,709 with an interest rate of 3% per annum, accruing monthly. The note is convertible into the Company’s Series A Preferred Stock at a price per share of $2.10. The note was scheduled to mature in February 2013; however, the note payable, along with accrued interest of $3,487, was converted to Series A Preferred Stock on September 30, 2011. The conversion resulted in 441,046 shares of preferred stock issued and $926,152 of additional paid-in capital.

Heat Biologics, Inc. and Subsidiaries

(A Development Stage Company)

Notes to Consolidated Financial Statements (Continued)

Convertible notes payable consisted of the following:

	December 31,		September 30,
	2011	2010	2012
			(unaudited)
Notes payable with an interest rate of 3% per annum, accruing monthly. Notes are convertible into shares of Series A preferred stock at a conversion price of $2.10 per share:
Note matures March 2013	$-	$-	$-
Note matures March 2012	-	576,000	-
Note matures November 2012	-	-	-
Note matures November 2011	-	350,000	-
Note matures November 2011	-	250,000	-
Note matures October 2019	-	-	80,204
Less current maturities	-	(600,000)	-

Total convertible notes payable, non-current portion	$-	$576,000	$80,204

On October 20, 2011, the Company entered into a convertible note agreement with a vendor for an amount up to $950,000. The note accrues 12% simple interest per annum beginning on the day of the first advance. The note is convertible into common or Series A preferred stock at the latest valuation. The type of security converted will depend on whether common or Series A preferred stock is issued as part of a successful future equity raise of at least $7.5 million at the qualified offering price. Unless earlier converted into equity, the note will be payable upon demand after the eighth anniversary of the execution date of the vendor agreement which occurs in October 2019. The agreement allows the vendor to treat unpaid invoices as advances of principal under the promissory note. As of September 30, 2012 (unaudited), the Company has drawn $80,204 on this note agreement.  The note matures on October 20, 2019 unless the agreement is terminated earlier or the note is converted to Series A preferred stock or common stock.

Accrued interest on outstanding debt obligations was $0 and $15,166 at December 31, 2011 and 2010, respectively. Unaudited accrued interest on outstanding debt obligations was $4,582 at September 30, 2012.

10.

Notes Payable

On December 14, 2011, the Company entered into a loan agreement with the North Carolina Biotechnology Center (the “Center”) for an amount up to $250,000 to be used by the Company to develop certain of its proprietary technology and processes as defined by the loan agreement during a one year period ended December 14, 2012. The principal of the loan, plus accrued interest, is due in full on December 14, 2014, with annual installments of 5% of the outstanding balance due on December 14, 2012 and 2013. The loan agreement accrues interest at 4.25% per annum beginning on the day of the first advance. As of December 31, 2011, the outstanding balance was $0 and no draw downs occurred during fiscal year 2011. During the unaudited nine months ending September 30, 2012, the Company drew down $225,000 of the loan. The principal of the loan, including accrued interest, was paid in full in August 2012.

In conjunction with this loan agreement, the Company issued warrants to purchase 29,762 shares of Series A Preferred Stock with an exercise price of $2.10 per share and a expiration date of December 13, 2021. Per the terms of the warrant agreement, the exercise price of $2.10 per share is subject to adjustment if at any time subsequent to the date of the warrant agreement, Preferred Series A shares are issued at a price less than $2.10 per share. The warrants were recorded at fair value as a liability on the Company’s consolidated balance sheet on the date of issuance and are revalued as of each balance sheet date. (See Note 12 Preferred Stock Warrants Liability).

Heat Biologics, Inc. and Subsidiaries

(A Development Stage Company)

Notes to Consolidated Financial Statements (Continued)

On August 7, 2012, the Company and Heat I entered into a loan and security agreement (“the Loan and Security Agreement”) with a bank. The terms of the agreement provide for a $1,000,000 term loan (“Tranche A”) to be available to the Company and Heat I as of the date of the Loan and Security Agreement. The Tranche A term loan may be increased to $2,775,000 upon the Company receiving grant funding totaling at least $16,000,000. The Tranche A term loan accrues interest monthly at an interest rate of 3% plus Prime or 6% per annum, whichever is greater. The Tranche A term loan principal balance, along with any accrued interest, is to be paid in thirty-six equal monthly installments beginning September 7, 2013 and ending August 7, 2016. As of September 30, 2012, the Company’s unaudited outstanding principal balance on the Tranche A term loan was $200,000.

The Loan and Security Agreement provides for another term loan of $1,000,000 (“Trance B”) upon the receipt of at least $5,000,000 from the sale or issuance of the Company’s equity securities to investors on or before December 15, 2012 (“Tranche B Equity Trigger Event”). The Trance B term loan accrues interest monthly at an interest rate of 3% plus Prime or 6% per annum, whichever is greater. The Tranche B term loan principal balance, along with any accrued interest, is to be paid in equal monthly installments beginning on the 7th day of the month immediately following the 12 month period after the Tranche B Equity Trigger Event and ending August 7, 2016. As of September 30, 2012 (unaudited), the Company has not drawn on the Trance B term loan.

Additionally, the Loan and Security Agreement provides for a term loan in an aggregate principal amount not to exceed $225,000 (“Term Loan B”). Payments of 5% of the outstanding principal balance, plus accrued interest are each due on August 2013 and 2014, with the remaining principal balance, plus all accrued interest, due December 14, 2014. The term loan accrues interest monthly at 4.25% per annum. Proceeds from the $225,000 Term Loan B were used to pay in full the principal balance of the loan with the Center as noted above. As of September 30, 2012 (unaudited), the Company’s outstanding principal balance on the Term Loan B was $225,000.  At September 30, 2012, the Company was in compliance with certain financial covenants related to this debt agreement.

In conjunction with the Loan and Security Agreement, the Company issued the bank warrants to purchase 17,500 shares of Heat’s Series A Preferred Stock. The warrants were issued on August 7, 2012 with an initial exercise price of $2.10 per share and expire on August 7, 2022. The warrants were recorded at fair value as a liability on the Company’s consolidated balance sheet on the date of issuance and are revalued as of each balance sheet date. (See Note 12 Preferred Stock Warrants Liability).

As of September 30, 2012 (unaudited), future payments under the Company’s notes payable agreements are:

2013	$16,806
2014	77,917
2015	269,166
2016	61,111

Total	$425,000

11.

License Agreements

On July 11, 2008, Heat entered into two agreements with a research university (the “University”) to license, from the University, certain technology and processes in various stages of patent pursuit on an exclusive basis for use in its research and development and commercial activities (“License Agreement 03-31, 05-39” and “License Agreement 97-14”, or collectively “License Agreements”). Heat has the right to grant sublicenses under the License Agreements.

Heat is also responsible for all patent costs, past and future, associated with the preparation, filing, prosecution, issuance, and maintenance of United States patent applications. Heat is also required to make minimum royalty payments to the University under the terms of the License Agreements.

Heat Biologics, Inc. and Subsidiaries

(A Development Stage Company)

Notes to Consolidated Financial Statements (Continued)

In connection with the License Agreements, Heat agreed to issue to the University 10% of all issued and outstanding common stock in each class and series on a fully-diluted basis together with rights to participate in future stock offerings.

In April 2009, Heat and the University agreed to amend the original License Agreements of July 11, 2008 to extend the terms of payments. For the additional consideration of $12,500 and additional stock of 2.5% of fully-dilutable shares issued and outstanding for each License Agreement, a revised extension date of August 11, 2009 was granted for all past due license fees and patent costs. Furthermore, the 10% original stock holdings were given assurance of anti-dilution protection until a “Qualified Investment” pursuant to this agreement.

On June 26, 2009, Heat assigned all rights and obligations of License Agreement 03-31, 05-39 and License Agreement 97-14 to its subsidiaries, Heat II and Heat I, respectively. All previous stock ownership and rights of the University to participate in future stock offerings by Heat were mutually terminated. Heat I and Heat II agreed to issue the University 5% of each subsidiary’s issued and outstanding common stock in each class and series on a fully-diluted basis, together with fully-dilutable common shares equal to 2.5% of the total number of shares in each class and series issued outstanding. As a result, the University owns 7.5% of Heat I and Heat II’s issued and outstanding common stock. For each agreement, the Company agreed to make minimum royalty payments of $10,000 for three years beginning 2010 due on the anniversary date of the agreements. Beginning in 2013, and thereafter for the life of the agreements, the minimum royalty payments shall be $20,000 due on the same date. A milestone payment is due to the University from the Company no later than March 2022 of $400,000 for License Agreement 03-31, 05-39. Another milestone payment is due no later than May 2017 of $250,000 for License Agreement 97-14.

In August 2009, Heat II and the University entered into a second amendment (“Amendment 2”) to License Agreement 03-31, 05-39 to extend the foregoing payment due dates for all past due license fees and patent costs.

In August 2009, Heat I and the University entered into a second amendment (“Amendment 2”) to License Agreement 97-14 to extend the foregoing payment due dates for all past due license fees and patent costs.

In February 2010, Heat II and the University entered into a third amendment (“Amendment 4”) to License Agreement 03-31, 05-39 to grant back to the University a certain non-exclusive license. In all other respects, the original agreement remained the same.

On August 30, 2010, Heat entered into an option agreement with another research university (“University II”) to acquire the right to negotiate an exclusive license for certain materials which includes cancer bladder cells and all unmodified derivatives of these cells. An option fee of $2,000 was paid on September 8, 2010 to grant a period of nine months for this consideration. In July 2011, the Company exercised the option to acquire the license for $10,000.

In October 2010, Heat II and the University entered into a fourth amendment (“Amendment 5”) to License Agreement 03-31, 05-39 to grant to the licensor a non-exclusive license right for certain technology as research reagents and research tools.

On December 12, 2010, Heat II entered into a similar license agreement (“I-176”) with the University for one component of complimentary technology to the July 11, 2008 agreement.  Heat II agreed to pay the University a license fee of $50,000 and a reimbursement of $15,797 for past patent fees. Heat II also agreed to make minimum royalty payments of $10,000 for three years beginning 2012 due on the anniversary date of this agreement.  Beginning in 2015, and thereafter for the life of the agreement, the minimum royalty payments shall be $20,000 due on the same date with a milestone payment due no later than March 2022 of $650,000.

Heat Biologics, Inc. and Subsidiaries

(A Development Stage Company)

Notes to Consolidated Financial Statements (Continued)

On February 18, 2011, Heat I entered into a license agreement (“SS114A”) with the University to obtain additional technology related to License Agreement 97-14. Heat I agreed to reimburse the University for all past patent costs of $37,381. As partial consideration for the license, Heat II agreed to grant back certain exclusive rights to the University.

On February 18, 2011, Heat I entered into a license agreement (“143”) with the University to obtain additional technology related to License Agreement 97-14. In consideration for the license, Heat I agreed to pay the University a fee of $50,000 and reimburse them for past patent costs of $14,158.

On February 18, 2011, Heat I entered into a license agreement (“J110”) with the University to obtain additional technology related to License Agreement 97-14. In consideration for the license, Heat I agreed to pay the University a fee of $10,000 and reimburse them for past patent costs of $1,055.

On February 18, 2011, Heat I entered into a license agreement (“D-107”) with the University to obtain additional technology related to License Agreement 97-14.

On April 12, 2011, Heat entered into a non-exclusive evaluation and biological material license agreement with a not-for-profit corporation for evaluation and production of vaccines. In consideration for the evaluation and commercial use license, Heat agreed to pay the not-for-profit corporation a fee of $5,000 and $50,000, respectively. Heat has the option to renew the license once the original term has expired.  Milestone payments are due upon certain events agreed upon by Heat and the not-for-profit corporation.

At December 31, 2011, Heat owed the University approximately $160,000 in unpaid license fees.  At September 30, 2012, Heat owed the University approximately $162,000 in unpaid license fees.

Future minimum royalty payments are as follows:

Year ended December 31,

2012	$30,000
2013	50,000
2014	50,000
2015	60,000
2016	60,000
Thereafter	760,000

Total	$1,010,000

Heat Biologics, Inc. and Subsidiaries

(A Development Stage Company)

Notes to Consolidated Financial Statements (Continued)

12.

Preferred Stock Warrants Liability

The summary of warrant activity for the years ended December 31, 2011 and 2010 and nine months ended September 30, 2012 is as follows:

	Number of Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Weighted Average Grant Date Fair Value

Outstanding at January 1, 2010	-	$-	-	$-

Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited/cancelled	-	-	-	-

Outstanding at December 31, 2010	-	$-	-	-

Granted	29,762	$2.10	9.9	$1.88
Exercised	-	-	-	-
Expired/cancelled	-	-	-	-

Outstanding at December 31, 2011	29,762	$2.10	9.9	$1.91
Granted, (unaudited)	17,500	$2.10	9.9	$1.81
Exercised, (unaudited)	-	-	-	-
Expired/cancelled, (unaudited)	-	-	-	-
Outstanding at September 30, 2012, (unaudited)	47,262	$2.10	9.4	$1.78

The aggregate intrinsic value of the preferred stock warrants in the table above is $0.00 at December 31, 2011 and at September 30, 2012.  The aggregate intrinsic value is before applicable income taxes and is calculated based on the difference between the exercise price of the warrants and the estimated fair market value of the Company’s Series A Preferred Stock as of the respective dates.

13.

Stockholders’ Deficit

Authorized Capital

Heat authorized 2,112,500 and 1,000,000 shares of preferred stock (par value $0.0001) as of December 31, 2011 and 2010, respectively. Of the 2,112,500 preferred stock shares authorized, 2,000,000 are designated as Series A and 112,500 as Series 1. Of the Series A Preferred Stock, 1,347,255 and 112,500 are issued and outstanding as of December 31, 2011 and 2010, respectively and 1,863,128 are issued and outstanding as of September, 30, 2012 (unaudited).  In April 2011, Heat reclassified and substituted 112,500 Series A preferred shares for Series 1 preferred shares. An amended and restated Certificate of Incorporation was filed.  All of the original rights and preferences of the Series A were transferred to the Series 1 preferred stock. Of the Series 1 preferred stock, 112,500 and 0 are issued and outstanding as December 31, 2011 and 2010, respectively.  Of the Series 1 preferred stock, 112,500 are issued and outstanding as of September 30, 2012 (unaudited).

Heat authorized 50,000,000 and 10,000,000 shares of common stock (par value $0.0001) as of December 31, 2011 and 2010, respectively. Of the 50,000,000 common stock shares, 4,879,926 are issued and 4,203,114 and 4,131,017 outstanding as December 31, 2011 and 2010, respectively.  Of the 50,000,000 common stock shares, 4,879,962 and 4,218,114 are issued and outstanding, respectively, as of September 30, 2012 (unaudited).

Heat Biologics, Inc. and Subsidiaries

(A Development Stage Company)

Notes to Consolidated Financial Statements (Continued)

Preferred Stock

Series 1

Heat has designed the following rights and preferences to the Series 1 preferred stock holders: a) dividends equal to those paid to common stockholders on an as converted basis, b) vote on matters presented to the common shareholders based on an as converted basis, c) requires any merger or acquisition to obtain a majority vote of the preferred stockholders, d) provides conversion rights to the holders at $2.35 per share into common stock, unless Heat issues common stock below the conversion price, then the preferred stock conversion price will be reduced to the current offer price, e) upon Heat closing a qualified offering of $10,000,000 or upon the occurrence of an event approved by the vote of 67% of the preferred members, the preferred shares will be mandatorily convertible into shares of common stock and all shares converted will be retired and cannot be reissued, and f) participate equally with the Series A preferred stockholders upon liquidation.

Series A

Heat has designed the following rights and preferences to the Series A preferred stock holders: a) dividends equal to those paid to common stockholders on an as converted basis, b) vote on matters presented to the common shareholders based on an as converted basis, c) requires any merger or acquisition to obtain a majority vote of the preferred stockholders, d) provides conversion rights to the holders at $2.10 per share into common stock, unless Heat issues common stock below the conversion price, then the preferred stock conversion price will be reduced to the current offer price, e) upon Heat closing a qualified offering of $10,000,000 or upon the occurrence of an event approved by the vote of 67% of the preferred members, the preferred shares will be mandatorily convertible into shares of common stock and all shares converted will be retired and cannot be reissued, and f) participate equally with the Series 1 preferred stockholders upon liquidation.

Non-cash Consideration for Rent

Non-cash consideration for rent represents office space and other utilities provided by an unrelated entity on behalf of the Company during the years ended December 31, 2008 through December 31, 2010. No cash was transferred for the utilization of the space.  The fair market value of the non-cash consideration was calculated using market rental rates and the square footage of office space provided.

Equity Compensation Plan

2009 Stock Incentive Plan

In 2009, the Company adopted the 2009 Stock Option Plan of Heat Biologics, Inc. (the “2009 Plan”), under which stock options to acquire 500,000 common shares could be granted to key employees, directors, and independent contractors.  Under the 2009 Plan, both incentive and non-qualified stock options could be granted under terms and conditions established by the Board of Directors. The exercise price for incentive stock options was the fair market value of the related common stock on the date the stock option was granted. Stock options granted under the 2009 Plan generally have terms of 10 years and have various vesting schedules.

The Company amended the 2009 Stock Option Plan and all related addendum agreements in April 2011. This second amendment increased the number of shares available for issuance from 500,000 to 1,500,000. As of December 31, 2011 and 2010, there were 1,085,344 and 330,219 and stock options outstanding under the 2009 Plan, respectively.  As of September 30, 2012 and 2011, there were 1,237,064 and 935,469 and stock options outstanding under the 2009 Plan, respectively.

Heat Biologics, Inc. and Subsidiaries

(A Development Stage Company)

Notes to Consolidated Financial Statements (Continued)

The following table summarizes the components of the Company’s stock-based compensation included in net loss:

	Years ended December 31,		Nine months ended September 30, (unaudited)
	2011	2010	2012	2011

Employee stock options	$51,686	$3,270	$45,047	$40,016
Non-employee stock options	11,324	6,910	30,983	6,863
Restricted stock awards	16,540	20,611	4,950	15,141

Total	$79,550	$30,791	$80,980	$62,020

Stock Options

The Company granted options in 2012, 2011, and 2010.  The fair market value of the stock options at the date of grant was estimated using the Black-Scholes option-pricing model with the following assumptions:

	Year ended December 31,		Nine months ended September 30, (unaudited)
	2011	2010	2012	2011

Risk-free interest rate	0.71 - 1.16%	2.19 - 2.45%	0.73 – 0.88%	0.83 – 1.25%
Expected volatility	70%	75%	70%	70%
Expected life (years)	3.5 - 6.25	5.5 - 6.25	5.0 - 6.0	3.5 - 6.25
Expected dividend yield	0%	0%	0%	0%

The risk-free interest rate is based on U.S. Treasury interest rates at the time of the grant whose term is consistent with the expected life of the stock options. The Company used an average historical stock price volatility based on an analysis of reported data for a peer group of comparable companies that have issued stock options with substantially similar terms, as the Company did not have any trading history for its common stock. Expected term represents the period that the Company’s stock option grants are expected to be outstanding. The Company elected to utilize the “simplified” method to value stock option grants. Under this approach, the weighted-average expected life is presumed to be the average of the vesting term and the contractual term of the option.

Expected dividend yield was considered to be $0 in the option pricing formula since the Company had not paid any dividends and had no plans to do so in the future. The forfeiture rate was considered to be none insofar as the historical experience of the Company is very limited. As required by ASC 718, the Company will adjust the estimated forfeiture rate based upon actual experience.

The Company recognized stock compensation expense of $63,010 and $10,180 for the years ended December 31, 2011 and 2010, respectively for the Company’s stock option awards. The Company recognized stock compensation expense of $80,980 and $62,020 for the nine months ended September 30, 2012 and 2011, respectively for the Company’s stock option awards.

Heat Biologics, Inc. and Subsidiaries

(A Development Stage Company)

Notes to Consolidated Financial Statements (Continued)

The following tables summarize the stock option activity as of December 31, 2011 and 2010 and September 30, 2012:

	Shares	Weighted Average Exercise Price

Outstanding at January 1, 2010	150,219	$0.30

Granted	180,000	0.21
Exercised	-	-
Expired/cancelled	-	-

Options at December 31, 2010	330,219	$0.25

Granted	768,250	0.29
Exercised	-	-
Expired/cancelled	(13,125)	0.28

Options at December 31, 2011	1,085,344	$0.28
Granted, (unaudited)	233,595	0.33
Exercised, (unaudited)	-	-
Expired/cancelled, (unaudited)	(81,875)	0.01

Options at September 30, 2012, (unaudited)	1,237,064	$0.29

The weighted average grant date fair value of stock options granted during the years ended December 31, 2011 and 2010 and the nine months ended September 30, 2012 was $0.16, $0.14, and $0.19, respectively.

Heat Biologics, Inc. and Subsidiaries

(A Development Stage Company)

Notes to Consolidated Financial Statements (Continued)

The following table summarizes information about stock options outstanding at December 31, 2011:

Options Outstanding			Options Exercisable
	Weighted			Weighted
	Average			Average
Balance	Remaining	Weighted	Balance	Remaining	Weighted
as of	Contractual	Average	as of	Contractual	Average
December 31, 2011	Life (Years)	Exercise Price	December 31, 2011	Life (Years)	Exercise Price
1,085,344	8.70	$0.28	513,938	8.31	$0.30

As of December 31, 2011, the unrecognized stock-based compensation expense related to unvested stock options was approximately $99,000, which is expected to be recognized over a weighted average period of approximately 27 months.

The aggregate intrinsic value of stock options outstanding and exercisable at December 31, 2011 was $41,990 and $28,576, respectively. This amount is before applicable income taxes and represents the market price of the Company’s common stock at December 31, 2011 less the grant price, multiplied by the number of stock options that had a grant price that is less than the market price. This amount represents the amount that would have been received by the optionees had these stock options been exercised on that date. During the years ended December 31, 2011 and 2010, the aggregate intrinsic value of stock options exercised was zero.

The following table summarizes information about stock options outstanding at September 30, 2012 (unaudited):

Options Outstanding			Options Exercisable
	Weighted			Weighted
	Average			Average
Balance	Remaining	Weighted	Balance	Remaining	Weighted
as of	Contractual	Average	as of	Contractual	Average
September 30, 2012	Life (Years)	Exercise Price	September 30, 2012	Life (Years)	Exercise Price
1,237,064	8.35	$0.31	973,408	8.30	$0.31

As  of  September 30,  2012,  the  unrecognized  stock-based  compensation  expense  related  to unvested stock options was approximately $45,680, which is expected to be recognized over a weighted average period of approximately 26 months.

The aggregate intrinsic value of stock options outstanding and exercisable at September 30, 2012 was $60,010 and $45,161, respectively.  This amount is before applicable income taxes and represents the market price of the Company’s common stock at September 30, 2012 less the grant price, multiplied by the number of stock options that had a grant price that is less than the market price. This amount represents the amount that would have been received by the optionees had these stock options been exercised on that date. During the years ended September 30, 2012 and 2011, the aggregate intrinsic value of stock options exercised was zero.

Heat Biologics, Inc. and Subsidiaries

(A Development Stage Company)

Notes to Consolidated Financial Statements (Continued)

A summary of the activity of the Company’s unvested stock options is as follows:

	Options	Weighted Average Grant Date Fair Value
Balance at December 31, 2010	214,667	$0.16
Granted	768,250	0.16
Vested	(398,385)	0.16
Forfeited	(13,125)	0.18

Balance at December 31, 2011	571,407	$0.17

Granted, (unaudited)	233,595	0.19
Vested, (unaudited)	(514,678)	0.18
Forfeited, (unaudited)	(81,875)	0.28
Balance at September 30, 2012, (unaudited)	208,449	$0.22

The total fair value of shares vested for the years ended December 31, 2011 and 2010 was $63,010 and $10,180, respectively.  The total fair value of shares vested for the years ended September 30, 2012 and 2011 was $91,291 and $47,038, respectively.

Restricted Stock

The following table summarizes restricted stock option activity at December 31, 2011 and 2010 and September 30, 2012:

	Shares	Weighted Average Grant Date Fair Value
Unvested at January 1, 2010	196,911	$0.21

Granted	-	-
Vested	(98,147)	0.21
Cancelled	-	-

Unvested at December 31, 2010	98,764	$0.21

Granted	-	-
Vested	(72,098)	0.23
Cancelled	-	-

Unvested at December 31, 2011	26,666	$0.28

Granted, (unaudited)	-	-
Vested, (unaudited)	(15,000)	0.28
Cancelled, (unaudited)	-	-
Unvested at September 30, 2012, (unaudited)	11,666	$0.28

Heat Biologics, Inc. and Subsidiaries

(A Development Stage Company)

Notes to Consolidated Financial Statements (Continued)

At December 31, 2011 and September 30, 2012, the unrecognized stock-based compensation expense related to unvested restricted stock was approximately $7,467 and $3,850, respectively which is expected to be recognized over a weighted average period of approximately sixteen and seven months, respectively.

Common Stock Warrants

On March 10, 2011 the Company issued warrants to purchase 75,000 shares of common stock to non-employee placement agents in consideration for a private equity placement transaction. The warrants have an exercise price of $0.21 per share and expire 10 years from the issuance date. The fair market value of the warrants was calculated on the grant date based on the Black-Scholes-Merton option pricing model, and the Company recorded $12,434 of stock issuance costs for the year ended December 31, 2011.

14.

Income Taxes

The components of income tax expense (benefit) attributable to continuing operations are as follows:

Year Ended December 31,	2011	2010

Current expense:
Federal	$-	$-
State	-	-

Deferred expense (benefit):
Federal	$-	$-
State	-	-

Total	$-	$-

The differences between the Company’s consolidated income tax expense attributable to continuing operations and the expense computed at the 35% United States statutory income tax rate were as follows:

Year Ended December 31,	2011	2010

Federal income tax expense at statutory rate	$(718,468)	$(245,427)
State and local income taxes, net of federal benefit	(93,678)	(26,015)
Non-deductible expenses	18,692	1,759
Increase in valuation allowance	793,454	269,683

	$-	$-

The income tax effects of temporary differences from continuing operations that give rise to significant portions of deferred income tax assets (liabilities) are presented below:

December 31,	2011	2010

Deferred tax assets:
Net operating loss carryforward	$1,299,322	$516,981
Other	26,505	15,385
Valuation allowance	(1,325,827)	(532,366)

Deferred income taxes	$-	$-

Heat Biologics, Inc. and Subsidiaries

(A Development Stage Company)

Notes to Consolidated Financial Statements (Continued)

During 2011, the Company’s valuation allowance increased by $793,454 at December 31, 2011. This increase was primarily due to the generation of additional net operating loss carryforwards.

The Company has approximately $6,806,122 of federal and state operating loss carryforwards which begin to expire in 2023 through 2031.

The Company files income tax returns in the United States federal jurisdiction and various state jurisdictions. The Company is subject to examination by taxing authorities for the tax years ended December 31, 2008 through 2011.

15.

Commitments

In January 2011, the Company entered into a twelve month lease agreement for office space commencing on January 1, 2011. The monthly base rent was $3,500. The Company cancelled the lease as of July 2011, when operations moved to North Carolina. Rent expense, net of sublease rental income of $2,750, related to this lease was $22,250 for 2011, which includes base rent of $24,500 and a $500 cancellation fee.

In November 2011, the Company entered into a thirteen month lease agreement for office space commencing on January 1, 2012. The monthly base rent is $3,870, which commences February 1, 2012. The lease term may be extended for an additional 24 months on substantially the same terms. Future minimum lease payments for the years ended December 31, 2012 and 2013, under the above commitment, are $42,572 and $3,870, respectively.

In connection with the convertible note agreement entered into on October 20, 2011 with a vendor for an amount up to $950,000, the Company is required use the vendor exclusively for the manufacture and supply of the material for the Company’s Phase III clinical trials and commercialization efforts.

16.

Related Party Transactions

In 2008, the Company advanced $75,000 to an executive.  At December 31, 2011 and 2010, the outstanding balance on the loan receivable was $0 and $6,138, respectively.

In 2010, the Company issued convertible notes in the aggregate principal amount of $926,000 to an investor, the managing member of which is a member of the Company’s Board of Directors. In 2011, the Company issued additional convertible notes in the aggregate principal amount of $1,347,709 to the same investor.  In September 2011, all of the convertible notes were converted into 1,101,769 shares of Series A Preferred Stock.

From inception through fiscal year 2010, an executive of the Company contributed office space and other utilities to the Company with an estimated fair value of $15,624, of which $5,760 was contributed during fiscal year 2010.

The Chairman of the Company’s Scientific and Clinical Advisory Board was paid $43,750 and $31,250 in consulting fees in 2011 and 2010, respectively. The Chairman was paid $15,625 in consulting fees through September 2012.

During the year ended December 31, 2011, the Company paid $50,000 to a member of its Scientific and Clinical Advisory Board, $26,000 to a member of management, and $50,000 to a shareholder, all for consulting services.

The Company had a related party payable balance of $12,371 and $9,979 as of December 31, 2011 and 2010, respectively.

In April 2010, a related party entity advanced the Company $12,500. Interest is calculated on the outstanding balance annually at 3.25%. As of December 31, 2011 and 2010, the outstanding balance was $12,500. At December 31, 2011 and 2010, accrued interest on this payable was $686 and $280, respectively.  As of September 30, 2012

Heat Biologics, Inc. and Subsidiaries

(A Development Stage Company)

Notes to Consolidated Financial Statements (Continued)

(unaudited), the outstanding balance was $12,500. At September 30, 2012 (unaudited), accrued interest on this payable was $991.

In June 2012, the Company sold its 92.5% ownership interest in Heat II to a related party in exchange for $9,250 in cash and a receivable of $296,224 to be paid in full in seven years from the date of the purchase.  Interest accrues on the receivable at a rate of 6% per annum.  At September 30, 2012, the Company had related party receivable from this entity for $6,241 related to invoices received by the Company pertaining to expenses of Heat II incurred subsequent to the sale of Heat II.  This amount is also recorded in the Company’s accounts payable as of September 30, 2012.

See additional related party transactions in Note 6, Loan Receivable from Officer; Note 9, Convertible Notes Payable; and Note 13, Stockholders’ Deficit.

17.

Net Loss per Common Share

Basic net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding during the periods. Fully diluted net loss per common share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the periods. Common equivalent shares consist of stock options that are computed using the treasury stock method.

For the years ended December 30, 2012 and 2011 and the nine months ended September 30, 2012 (unaudited), all of the Company’s common stock options and warrants, preferred stock, and preferred stock warrants are antidilutive and therefore have been excluded from the diluted calculation.

18.

Subsequent Events

On May 30, 2012, the Company’s board authorized the formation of two subsidiaries, Heat Biologics III, Inc. (Heat III) and Heat Biologics IV, Inc. (Heat IV), although they were not incorporated until October 1, 2012, in the state of Delaware.  The companies are authorized to issue 10,000,000 shares of common stock with a par value of $0.001.  To date there has been no activity in either subsidiary.

Heat Biologics, Inc. and Subsidiaries

(A Development Stage Company)

Notes to Consolidated Financial Statements (Continued)

On November 30, 2012, the Company signed a First Amendment to its Loan and Security Agreement (the “First Amendment”) as discussed in Footnote 10 – Notes Payable which waives the Company’s default on the related covenants, as of November 1, 2012.  In order to receive additional funding from the bank in conjunction with the Loan and Security Agreement, the Company was required to obtain a term sheet from investors acceptable to the bank for the sale or issuance of the Company’s equity securities, with net cash proceeds to be received by the Company prior to December 15, 2012 of at least $5,000,000.  As the Company did not obtain the term sheet by the required date, the waiver was obtained, but as a result of the default, the Company is unable to further borrow from the bank until a future milestone, as defined in the First Amendment, regarding additional funding is met.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

We estimate that expenses in connection with the distribution described in this registration statement (other than brokerage commissions, discounts or other expenses relating to the sale of the shares by the selling security holders) will be as set forth below. We will pay all of the expenses with respect to the distribution, and such amounts, with the exception of the Securities and Exchange Commission (“SEC”) registration fee, are estimates.

SEC registration fee	$
Accounting fees and expenses
Legal fees and expenses
Printing and related expenses
Transfer agent fees and expenses
Miscellaneous
Total	$

Item 14. Indemnification of Directors and Officers.

Pursuant to our Restated Certificate of Incorporation, our Board of Directors may issue additional shares of common or preferred stock. Any additional issuance of Common Stock or the issuance of preferred stock could have the effect of impeding or discouraging the acquisition of control of us by means of a merger, tender offer, proxy contest or otherwise, including a transaction in which our stockholders would receive a premium over the market price for their shares, and thereby protects the continuity of our management. Specifically, if in the due exercise of its fiduciary obligations, the Board of Directors was to determine that a takeover proposal was not in our best interest, shares could be issued by the Board of Directors without stockholder approval in one or more transactions that might prevent or render more difficult or costly the completion of the takeover by:

●

diluting the voting or other rights of the proposed acquirer or insurgent stockholder group;

●

putting a substantial voting block in institutional or other hands that might undertake to support the incumbent board of directors; or

●

effecting an acquisition that might complicate or preclude the takeover.

The Delaware Corporations and Associations Act (“Delaware Corporate Law”), with certain exceptions, permits a Delaware corporation to indemnify a present or former director or officer of the corporation (and certain other persons serving at the request of the corporation in related capacities) for liabilities, including legal expenses, arising by reason of service in such capacity if such person shall have acted in good faith and in a manner he reasonably believed to be in, or not opposed, to the best interests of the corporation, and in any criminal proceeding if such person had no reasonable cause to believe his conduct was unlawful. However, in the case of actions brought by or in the right of the corporation, no indemnification may be made with respect to any matter as to which such director or officer shall have been adjudged liable, except in certain limited circumstances.

Our Restated Certificate of Incorporation provides that we shall indemnify our directors and executive officers to the fullest extent now or hereafter permitted by Delaware Corporate Law. The indemnification provided by Delaware Corporate Law and our Restated Certificate of Incorporation is not exclusive of any other rights to which a director or officer may be entitled. The general effect of the foregoing provisions may be to reduce the circumstances under which an officer or director may be required to bear the economic burden of the foregoing liabilities and expense.

We may also purchase and maintain insurance for the benefit of any director or officer that may cover claims for which we could not indemnify such person.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to our directors, officers and controlling persons, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to court of appropriate jurisdiction. We will then be governed by the court's decision.

Item 15. Recent Sales and Issuances of Unregistered Securities.

In August 2012, we issued a warrant to a lender exercisable for 17,500 shares of our Series A Preferred Stock. The issuance was not a public offering as defined in Section 4(2) because the offer and sale was made to an insubstantial number of persons and because of the manner of the offering. In addition, the investors had the necessary investment intent as required by Section 4(2) since they agreed to, and received, certificates bearing a legend stating that such options and the underlying shares are restricted. This restriction ensured that these securities will not be immediately redistributed into the market and therefore be part of a public offering. This issuance was done with no general solicitation or advertising by the Company. Based on an analysis of the above factors, the Company met the requirements to qualify for exemption under Section 4(2) of the Securities Act for the transactions.

In April 2012, May 2012, October 2012, and December 2012 we issued options exercisable for an aggregate of 411,095 shares of our Common Stock at an exercise price of $0.33 per share to six individuals and two entities for services rendered. The issuance qualified for exemption under Section 4(2) of the Securities Act since the issuance by the Company did not involve a public offering. The issuance was not a public offering as defined in Section 4(2) because the offer and sale was made to an insubstantial number of persons and because of the manner of the offering. In addition, the investors had the necessary investment intent as required by Section 4(2) since they agreed to, and received, certificates bearing a legend stating that such options and the underlying shares are restricted. This restriction ensured that these securities will not be immediately redistributed into the market and therefore be part of a public offering. This issuance was done with no general solicitation or advertising by the Company. Based on an analysis of the above factors, the Company met the requirements to qualify for exemption under Section 4(2) of the Securities Act for the transactions.

In December 2011, we issued a warrant exercisable for 29,762 shares of our Series A Preferred Stock to an investor in connection with a loan.  The warrant is exercisable for a period of ten years at a price per share of $2.10, contains a cashless exercise feature and contains a weighted average price adjustment feature. The issuance was not a public offering as defined in Section 4(2) because the offer and sale was made to an insubstantial number of persons and because of the manner of the offering. In addition, the investors had the necessary investment intent as required by Section 4(2) since they agreed to, and received, certificates bearing a legend stating that such options and the underlying shares are restricted. This restriction ensured that these securities will not be immediately redistributed into the market and therefore be part of a public offering. This issuance was done with no general solicitation or advertising by the Company. Based on an analysis of the above factors, the Company met the requirements to qualify for exemption under Section 4(2) of the Securities Act for the transactions.

In December 2011, we issued 73,455 shares of Series A Preferred Stock to one investor for a purchase price of $2.10 per share and aggregate proceeds of $154,256. The issuance qualified for exemption under Section 4(2) of the Securities Act since the issuance by the Company did not involve a public offering. The issuance was not a public offering as defined in Section 4(2) because the offer and sale was made to an insubstantial number of persons and because of the manner of the offering. In addition, the investors had the necessary investment intent as required by Section 4(2) since they agreed to, and received, certificates bearing a legend stating that such options and the underlying shares are restricted. This restriction ensured that these securities will not be immediately redistributed into the market and therefore be part of a public offering. This issuance was done with no general solicitation or advertising by the Company. Based on an analysis of the above factors, the Company met the requirements to qualify for exemption under Section 4(2) of the Securities Act for the transactions.

In October and November 2011, we issued options exercisable for an aggregate of 163,000 shares of our Common Stock at an exercise price of $0.28 per share to three individuals for services rendered. The issuance qualified for exemption under Section 4(2) of the Securities Act since the issuance by the Company did not involve a public offering. The issuance was not a public offering as defined in Section 4(2) because the offer and sale was made to an insubstantial number of persons and because of the manner of the offering. In addition, the investors had the necessary investment intent as required by Section 4(2) since they agreed to, and received, certificates bearing a legend stating that such options and the underlying shares are restricted. This restriction ensured that these securities will not be immediately redistributed into the market and therefore be part of a public offering. This issuance was done with no general solicitation or advertising by the Company. Based on an analysis of the above factors, the Company met the requirements to qualify for exemption under Section 4(2) of the Securities Act for the transactions.

In September 2011, one investor converted the outstanding debt owed to him that was evidenced by a convertible note into 123,939 shares of Common Stock.  The issuance qualified for exemption under Section 3(a)(9) of the Securities Act.

In September 2011, one investor converted the outstanding debt owed to him that was evidenced by a convertible note into 48,092 shares of Common Stock.  The issuance qualified for exemption under Section 3(a)(9) of the Securities Act.

In September 2011, one investor converted the outstanding debt owed to him that was evidenced by four convertible notes into 1,101,769 shares of Common Stock.  The issuance qualified for exemption under Section 3(a)(9) of the Securities Act.

In August 2011, May 2011, September 2010 and May 2010 we issued to one investor a convertible promissory note in the principal amounts of $922,709, $425,000, $576,000 and $350,000, respectively, which was subsequently converted into 1,101,769 shares of preferred stock. The issuance was not a public offering as defined in Section 4(2) because the offer and sale was made to an insubstantial number of persons and because of the manner of the offering. In addition, the investors had the necessary investment intent as required by Section 4(2) since they agreed to, and received, certificates bearing a legend stating that such options and the underlying shares are restricted. This restriction ensured that these securities will not be immediately redistributed into the market and therefore be part of a public offering. This issuance was done with no general solicitation or advertising by the Company. Based on an analysis of the above factors, the Company met the requirements to qualify for exemption under Section 4(2) of the Securities Act for the transactions.

In June 2011 we issued a convertible promissory note in the principal amount of $100,000 to one investor, which was subsequently converted into 48,092 shares of preferred stock. The issuance was not a public offering as defined in Section 4(2) because the offer and sale was made to an insubstantial number of persons and because of the manner of the offering. In addition, the investors had the necessary investment intent as required by Section 4(2) since they agreed to, and received, certificates bearing a legend stating that such options and the underlying shares are restricted. This restriction ensured that these securities will not be immediately redistributed into the market and therefore be part of a public offering. This issuance was done with no general solicitation or advertising by the Company. Based on an analysis of the above factors, the Company met the requirements to qualify for exemption under Section 4(2) of the Securities Act for the transactions.

In March and April 2011, we issued options exercisable for an aggregate of 590,250 shares of our Common Stock at an exercise price of $0.28 and $0.31 per share to ten individuals for services rendered. The issuance qualified for exemption under Section 4(2) of the Securities Act since the issuance by the Company did not involve a public offering. The issuance was not a public offering as defined in Section 4(2) because the offer and sale was made to an insubstantial number of persons and because of the manner of the offering. In addition, the investors had the necessary investment intent as required by Section 4(2) since they agreed to, and received, certificates bearing a legend stating that such options and the underlying shares are restricted. This restriction ensured that these securities will not be immediately redistributed into the market and therefore be part of a public offering. This issuance was done with no general solicitation or advertising by the Company. Based on an analysis of the above factors, the Company met the requirements to qualify for exemption under Section 4(2) of the Securities Act for the transactions.

In March 2011, we granted warrants exercisable for an aggregate of 75,000 shares of our Common Stock to 5 individuals for services rendered in connection with a placement agency agreement we had with Paramount BioCapital, a company no longer in existence.  The warrants are exercisable at $0.21 per share, vested immediately upon exercise and expire on March 21, 2021. The issuance was not a public offering as defined in Section 4(2) because the offer and sale was made to an insubstantial number of persons and because of the manner of the offering. In addition, the investors had the necessary investment intent as required by Section 4(2) since they agreed to, and received, certificates bearing a legend stating that such options and the underlying shares are restricted. This restriction ensured that these securities will not be immediately redistributed into the market and therefore be part of a public offering. This issuance was done with no general solicitation or advertising by the Company. Based on an analysis of the above factors, the Company met the requirements to qualify for exemption under Section 4(2) of the Securities Act for the transactions.

In September and November 2010, we issued options exercisable for an aggregate of 180,000 shares of our Common Stock at exercise prices of $0.21 per share to ten individuals for services rendered. The issuance qualified for exemption under Section 4(2) of the Securities Act since the issuance by the Company did not involve a public offering. The issuance was not a public offering as defined in Section 4(2) because the offer and sale was made to an insubstantial number of persons and because of the manner of the offering. In addition, the investors had the necessary investment intent as required by Section 4(2) since they agreed to, and received, certificates bearing a legend stating that such options and the underlying shares are restricted. This restriction ensured that these securities will not be immediately redistributed into the market and therefore be part of a public offering. This issuance was done with no general solicitation or advertising by the Company. Based on an analysis of the above factors, the Company met the requirements to qualify for exemption under Section 4(2) of the Securities Act for the transactions.

In May 2010, we issued one convertible promissory note to one investor in the principal amount of $250,000, which was subsequently converted into 123,939 shares of preferred stock. The issuance was not a public offering as defined in Section 4(2) because the offer and sale was made to an insubstantial number of persons and because of the manner of the offering. In addition, the investors had the necessary investment intent as required by Section 4(2) since they agreed to, and received, certificates bearing a legend stating that such options and the underlying shares are restricted. This restriction ensured that these securities will not be immediately redistributed into the market and therefore be part of a public offering. This issuance was done with no general solicitation or advertising by the Company. Based on an analysis of the above factors, the Company met the requirements to qualify for exemption under Section 4(2) of the Securities Act for the transactions.

Item 16.    Exhibits.

Exhibit No.	Description

3.1	Articles of Incorporation filed on June 10, 2008*
3.2	Bylaws*
3.3	Amended and Restated Articles of Incorporation filed on October 16, 2009*
3.4	Second Amended and Restated Articles of Incorporation filed on December 16, 2011*
4.1	2009 Stock Option Agreement*
4.2	First Amendment to 2009 Stock Option Agreement*
4.3	Second Amendment to 2009 Stock Option Agreement*
4.4	Warrant issued to North Carolina Biotechnology Center*
4.5	Warrant issued to Square 1 Bank *
5.1	Opinion*
10.1

License Agreement (J-110) between the University and Heat Biologics, Inc. effective February 18, 2011 (Portions of the exhibit have been omitted pursuant to a request for confidential treatment.  The omitted portions have been filed with the Commission)*##

10.2

License Agreement (97-14) between the University and Heat Biologics, Inc. effective July 11, 2008 (Portions of the exhibit have been omitted pursuant to a request for confidential treatment.  The omitted portions have been filed with the Commission)*##

10.3

License Agreement (143) between the University and Heat I, Inc. effective February 11, 2011 (Portions of the exhibit have been omitted pursuant to a request for confidential treatment.  The omitted portions have been filed with the Commission)*##

10.4

License Agreement (D-107) between the University  and Heat I, Inc. effective February 18, 2011 (Portions of the exhibit have been omitted pursuant to a request for confidential treatment.  The omitted portions have been filed with the Commission)*##

10.5

License Agreement (SS114A) between the University  and Heat I, Inc. effective February 18, 2011 (Portions of the exhibit have been omitted pursuant to a request for confidential treatment.  The omitted portions have been filed with the Commission)*##

10.6	Promissory Note with NC Biotech dated December 14, 2011*
10.7	Loan Agreement with NC Biotech dated December 14, 2011*
10.8	Subscription Agreement*
10.9	Employment Agreement Jeffrey Wolf dated December 18, 2009*
10.10	Amendment to Employment Agreement Jeffrey Wolf dated as of January 1, 2011*
10.11	Lease with Europa Center dated as of November 18, 2011*
10.12	Non-Exclusive Evaluation and Biological Material License Agreement with American Type Culture Collection effective April 12, 2011*
10.13

Manufacturing Services Agreement with dated as of October 20, 2011(Portions of the exhibit have been omitted pursuant to a request for confidential treatment.  The omitted portions have been filed with the Commission)*##

10.14	Assignment and Assumption Agreement (Portions of the exhibit have been omitted pursuant to a request for confidential treatment. The omitted portions have been filed with the Commission)*##
10.15

Termination Agreement UM97-114 dated June 26, 2009(Portions of the exhibit have been omitted pursuant to a request for confidential treatment.  The omitted portions have been filed with the Commission)*##

10.16	Loan and Security Agreement Square 1 Bank dated August 7, 2012*
10.17	Convertible Promissory Note(Portions of the exhibit have been omitted pursuant to a request for confidential treatment. The omitted portions have been filed with the Commission)*##
10.18

Amendment to License Agreement (UM97-14) dated April 29, 2009(Portions of the exhibit have been omitted pursuant to a request for confidential treatment.  The omitted portions have been filed with the Commission)*##

10.19	Amendment to Loan and Security Agreement with Square 1 Bank*
10.20

Second Amendment to License Agreement (UMSS-114) dated August 11, 2009(Portions of the exhibit have been omitted pursuant to a request for confidential treatment.  The omitted portions have been filed with the Commission)*##

————————

*Filed Herewith

##

Confidential treatment has been requested as to certain portions of this exhibit.

Item 17. Undertakings

A. Rule 415 Offering

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed on the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of the securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

B. Request for Acceleration of Effective Date

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chapel Hill, State of North Carolina, December 21, 2012.

HEAT BIOLOGICS, INC.

By:	/s/ Jeffrey Wolf
Name:	Jeffrey Wolf
Title:	Chairman, Chief Executive Officer and Chief Financial Officer
(Principal Executive Officer and Principal Financial Officer)

POWER OF ATTORNEY

We, the undersigned hereby severally constitute and appoint Jeffrey Wolf our true and lawful attorney and agent, with full power to each to sign for us, and in our names in the capacities indicated below, any and all amendments to this registration statement, any subsequent registration statements pursuant to Rule 462 of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or any of his substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This power of attorney may be executed in counterparts.

Pursuant to the requirements of the Securities Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

	By:	/s/ Jeffrey Wolf
Date: December 21, 2012		Jeffrey Wolf
Chairman, Chief Executive Officer and Chief Financial Officer
(Principal Executive Officer and Principal Accounting Officer )

Date: December 21, 2012	By:	/s/ John Monahan, Ph.D.
John Monahan, Ph.D.
Director

Date: December 21, 2012	By:	/s/ Michael Kharitonov, Ph.D.
Michael Kharitonov, Ph.D.
Director

Date: December 21, 2012	By:	/s/ Paul Belsky, MD
Paul Belsky, MD
Director

Date: December 21, 2012	By:	/s/ Edward B. Smith
Edward B. Smith
Director